    AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON MARCH 5, 1997.

                                                       REGISTRATION NO. 333-
-------------------------------------------------------------------------------
-------------------------------------------------------------------------------
                      SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C. 20549

                               ---------------
                                   FORM S-3
                            REGISTRATION STATEMENT
                       UNDER THE SECURITIES ACT OF 1933

                               ---------------

                      INTEGRATED PROCESS EQUIPMENT CORP.
            (EXACT NAME OF REGISTRANT AS SPECIFIED IN ITS CHARTER)

                    DELAWARE                                        77-0296222
        (STATE OR OTHER JURISDICTION OF                          (I.R.S. EMPLOYER
         INCORPORATION OR ORGANIZATION)                       IDENTIFICATION NUMBER)

                                911 BERN COURT
                          SAN JOSE, CALIFORNIA 95122
                                (408) 436-2170
              (ADDRESS, INCLUDING ZIP CODE, AND TELEPHONE NUMBER,
       INCLUDING AREA CODE, OF REGISTRANT'S PRINCIPAL EXECUTIVE OFFICES)

                               ---------------

                               SANJEEV R. CHITRE
                      CHAIRMAN OF THE BOARD OF DIRECTORS
                          AND CHIEF EXECUTIVE OFFICER
                      INTEGRATED PROCESS EQUIPMENT CORP.
                                911 BERN COURT
                          SAN JOSE, CALIFORNIA 95122
                                (408) 436-2170
           (NAME, ADDRESS, INCLUDING ZIP CODE, AND TELEPHONE NUMBER,
                  INCLUDING AREA CODE, OF AGENT FOR SERVICE)

                                  COPIES TO:

                               ---------------

               FRANCIS S. CURRIE                                 GREGORY C. SMITH
                   NEIL WOLFF                                     KARYN R. SMITH
                 YOICHIRO TAKU                                 MITCHELL R. TRUELOCK
        WILSON SONSINI GOODRICH & ROSATI                        COOLEY GODWARD LLP
            PROFESSIONAL CORPORATION                            ONE MARITIME PLAZA
               650 PAGE MILL ROAD                                   20TH FLOOR
        PALO ALTO, CALIFORNIA 94304-1050               SAN FRANCISCO, CALIFORNIA 94111-3580
                 (415) 493-9300                                   (415) 693-2000

                               ---------------

       APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED SALE TO THE PUBLIC:
  FROM TIME TO TIME AFTER THE EFFECTIVE DATE OF THIS REGISTRATION STATEMENT.


  If the only securities being registered on this Form are being offered pursuant to dividend or interest reinvestment plans, check the following box. [_]
  If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, other than securities offered only in connection with dividend or interest reinvestment plans, check the following box. [_]
  If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [_]
  If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [_]
  If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. [_]

                               ---------------

                        CALCULATION OF REGISTRATION FEE

-------------------------------------------------------------------------------
-------------------------------------------------------------------------------

                                               PROPOSED MAXIMUM  PROPOSED MAXIMUM
   TITLE OF EACH CLASS OF       AMOUNT TO BE    OFFERING PRICE  AGGREGATE OFFERING    AMOUNT OF
SECURITIES TO BE REGISTERED    REGISTERED(1)     PER SHARE(1)        PRICE(1)      REGISTRATION FEE
---------------------------------------------------------------------------------------------------
Common Stock...............   3,450,000 shares     $25.0625        $86,465,625         $26,202
---------------------------------------------------------------------------------------------------

-------------------------------------------------------------------------------
(1) Estimated solely for the purpose of calculating the amount of the registration fee, pursuant to Rule 457(c) under the Securities Act, based on the average of the high and low prices of the Common Stock on the Nasdaq National Market on March 3, 1997.

                               ---------------
  THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT THAT SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(A) OF THE SECURITIES ACT OF 1933 OR UNTIL THE REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE COMMISSION, ACTING PURSUANT TO SAID SECTION 8(A), MAY DETERMINE.

-------------------------------------------------------------------------------
-------------------------------------------------------------------------------

++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++
+INFORMATION CONTAINED HEREIN IS SUBJECT TO COMPLETION OR AMENDMENT. A         +
+REGISTRATION STATEMENT RELATING TO THESE SECURITIES HAS BEEN FILED WITH THE + +SECURITIES AND EXCHANGE COMMISSION. THESE SECURITIES MAY NOT BE SOLD NOR MAY +
+OFFERS TO BUY BE ACCEPTED PRIOR TO THE TIME THE REGISTRATION STATEMENT        +
+BECOMES EFFECTIVE. THIS PROSPECTUS SHALL NOT CONSTITUTE AN OFFER TO SELL OR + +THE SOLICITATION OF AN OFFER TO BUY NOR SHALL THERE BE ANY SALE OF THESE + +SECURITIES IN ANY STATE IN WHICH SUCH OFFER, SOLICITATION OR SALE WOULD BE + +UNLAWFUL PRIOR TO REGISTRATION OR QUALIFICATION UNDER THE SECURITIES LAWS OF +
+ANY SUCH STATE.                                                               +
++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++
                   SUBJECT TO COMPLETION, DATED MARCH 5, 1997
PROSPECTUS

                                3,000,000 SHARES

                                      LOGO

                                  COMMON STOCK

  All of the shares of Common Stock offered hereby are being sold by the Company. The Company's Common Stock is quoted on the Nasdaq National Market under the symbol IPEC. On March 4, 1997, the last reported sale price for the Common Stock was $25.63 per share. See "Price Range of Common Stock."


                                   --------

            THE SHARES OFFERED HEREBY INVOLVE A HIGH DEGREE OF RISK.
                    SEE "RISK FACTORS" COMMENCING ON PAGE 6.

                                   --------

THESE SECURITIES  HAVE NOT BEEN APPROVED  OR DISAPPROVED BY THE  SECURITIES AND
 EXCHANGE  COMMISSION  OR  ANY  STATE   SECURITIES  COMMISSION,  NOR  HAS  THE
 SECURITIES AND EXCHANGE COMMISSION OR  ANY STATE SECURITIES COMMISSION PASSED
  UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                             PRICE TO          UNDERWRITING         PROCEEDS TO
                              PUBLIC           DISCOUNT (1)         COMPANY (2)
-------------------------------------------------------------------------------
Per Share.............         $                   $                   $
-------------------------------------------------------------------------------
Total (3).............      $                   $                   $

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------
(1) See "Underwriting" for indemnification arrangements with the several Underwriters.
(2) Before deducting expenses payable by the Company, estimated at $450,000.
(3) The Company has granted to the Underwriters a 30-day option to purchase up to 450,000 additional shares of Common Stock solely to cover over-allotments, if any. If all such shares are purchased, the total Price to
    Public, Underwriting Discount and Proceeds to Company will be $   , $
    and $   , respectively. See "Underwriting."

                                   --------

  The shares of Common Stock are offered by the several Underwriters subject to prior sale, receipt and acceptance by them and subject to the right of the Underwriters to reject any order in whole or in part and certain other conditions. It is expected that certificates for such shares will be available
for delivery on or about       , 1997 at the office of the agent of Hambrecht &
Quist LLC in New York, New York.

HAMBRECHT & QUIST

                          DONALDSON, LUFKIN & JENRETTE
                                SECURITIES CORPORATION

                                             PRUDENTIAL SECURITIES INCORPORATED

    , 1997

 SEMICONDUCTOR DEVICES PRODUCED WITHOUT CMP HAVE TOPOGRAPHIC VARIATIONS WHICH
                             LEAD TO WAFER DEFECTS
[Microphotograph of a Pentium chip without CMP]

Microphotographs of Pentium wafer surfaces before and after use of CMP. Picture of cross section of a Pentium chip

     THESE MICROPHOTOGRAPHS DEMONSTRATE THE DIFFERENCE BETWEEN A PENTIUM(TM) CHIP MANUFACTURED WITHOUT THE USE OF CHEMICAL MECHANICAL PLANARIZATION (CMP) (TOP) AND WITH THE USE OF CMP (BOTTOM). IN THE TOP PHOTOGRAPH, DEPOSITION AND ETCHING PROCESSES HAVE CREATED AN UNEVEN TOPOGRAPHY ON THE WAFER SURFACE. AS THE BOTTOM PHOTOGRAPH SHOWS, THE COMPANY'S CMP EQUIPMENT FLATTENS SILICON WAFER SURFACES DURING THE PRODUCTION OF ADVANCED SEMICONDUCTORS. DEPOSITING THE NEXT LAYER OF METAL OR OXIDE ON A FLAT WAFER SURFACE REDUCES DEFECTS AND IMPROVES YIELDS PER WAFER. THE USE OF CMP ENABLES MORE PRECISE IMPRINTING OF MULTIPLE LAYER CIRCUIT DIAGRAMS AND REDUCES DEFECTS.

[Microphotograph of a Pentium chip with CMP]

  CERTAIN PERSONS PARTICIPATING IN THIS OFFERING MAY ENGAGE IN TRANSACTIONS THAT STABILIZE, MAINTAIN OR OTHERWISE AFFECT THE PRICE OF THE COMMON STOCK INCLUDING BY ENTERING STABILIZING BIDS OR EFFECTING SYNDICATE COVERING TRANSACTIONS. FOR A DESCRIPTION OF THESE ACTIVITIES, SEE "UNDERWRITING."

  IN CONNECTION WITH THIS OFFERING, CERTAIN UNDERWRITERS AND SELLING GROUP MEMBERS (IF ANY) OR THEIR RESPECTIVE AFFILIATES MAY ENGAGE IN PASSIVE MARKET MAKING TRANSACTIONS IN THE COMMON STOCK ON THE NASDAQ NATIONAL MARKET IN ACCORDANCE WITH RULE 103 OF REGULATION M. SEE "UNDERWRITING."

                             AVAILABLE INFORMATION

  The Company is subject to the informational requirements of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and in accordance therewith files reports, proxy statements and other information with the Securities and Exchange Commission (the "Commission"). Such reports, proxy statements and other information filed by the Company may be inspected and copied at the public reference facilities of the Commission located at Room 1024, Judiciary Plaza, 450 Fifth Street, N.W., Washington, D.C. 20549, and at the Commission's Regional Offices at Seven World Trade Center, 13th Floor, New York, New York 10048, and Northwest Atrium Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661. Copies of such materials also can be obtained from the Public Reference Section of the Commission at 450 Fifth Street, N.W., Washington, D.C. 20549 at prescribed rates. The Common Stock of the Company is quoted on the Nasdaq National Market and reports, proxy statements and other information concerning the Company may also be inspected at the offices of the National Association of Securities Dealers, 1735 K Street, N.W., Washington, D.C. 20006.

  Additional information regarding the Company and the shares offered hereby is contained in the Registration Statement on Form S-3 and the exhibits thereto filed with the Commission under the Securities Act of 1933, as amended (the "Securities Act"). For further information pertaining to the Company and the shares, reference is made to the Registration Statement and the exhibits thereto, which may be inspected without charge at, and copies thereof may be obtained at prescribed rates from, the office of the Commission at Judiciary Plaza, 450 Fifth Street, N.W., Washington, D.C. 20549.

  The Commission maintains a World Wide Web site that contains reports, proxy and information statements and other information regarding registrants that file electronically with the Commission. The address of the site is http://www.sec.gov.

                INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

  The following documents or portions of documents filed by the Company with the Commission (File No. 0-20470) are incorporated herein by reference: (1) Annual Report on Form 10-K/A-1 for the year ended June 30, 1996, including information from the Company's Proxy Statement incorporated therein; (2) Quarterly Report on Form 10-Q/A-1 for the quarter ended September 30, 1996
(3) Quarterly Report on Form 10-Q for the quarter ended December 31, 1996 and
(4) Current Report on Form 8-K filed on December 30, 1996.

  All documents filed by the Company pursuant to Section 13 (a), 13 (c), 14, or 15 (d) of the Exchange Act subsequent to the date of this Prospectus and prior to the termination of the offering of the Common Stock hereunder shall be deemed to be incorporated by reference herein and to be a part hereof from the date of filing of such reports or documents. The Company will provide without charge to each person to whom a copy of this Prospectus is delivered, a copy of any and all of such documents (exclusive of exhibits unless such exhibits are specifically incorporated by reference herein upon written or oral request to Investor Relations at the Company's offices at 4717 East Hilton Avenue, Phoenix, Arizona 85034 (telephone number (602) 517-7200).

  Any statement contained in a document incorporated or deemed to be incorporated by reference herein shall be deemed to be modified or superseded for the purposes of this Prospectus to the extent that a statement contained herein or in any other subsequently filed document that also is or is deemed to be incorporated by reference herein modifies or supersedes such statement. Any statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this Prospectus.

                               ----------------
  IPEC, IPEC Westech, Avanti, AvantGaard and Athens are trademarks of the Company. This Prospectus also includes trademarks of companies other than the Company.

                               PROSPECTUS SUMMARY

  The following summary is qualified in its entirety by the more detailed information and the Consolidated Financial Statements and Notes thereto appearing elsewhere in this Prospectus. This Prospectus contains forward-looking statements that involve risks and uncertainties. The Company's actual future results could differ materially from those projected in the forward-looking statements. The Common Stock offered hereby involves a high degree of risk. See "Risk Factors."

                                  THE COMPANY

  IPEC is the leading supplier of chemical mechanical planarization ("CMP") systems used in the manufacture of semiconductors. CMP combines an abrasive slurry and mechanical pressure to flatten the surface of a silicon wafer after each layer of conducting metal or insulating oxide is deposited on the wafer. CMP creates a flatter surface which increases the precision with which photolithography can imprint multiple layers of circuit diagrams and reduces wafer defects in the production of advanced semiconductors. The Company believes that CMP is increasingly necessary for semiconductor manufacturers to achieve adequate yields and to increase revenue per wafer as advanced semiconductors are designed with three or more metal layers and line widths at or below 0.5 micron. IPEC's CMP systems are used to manufacture advanced microprocessors such as Intel's Pentium, Pentium Pro and related MMX microprocessors, Digital Equipment's Alpha and Motorola's Power PC, as well as advanced memory products such as DRAMs produced by IBM, Micron and Siemens.

  The growth of the CMP market is driven by the demand for continually more complex, higher performance integrated circuits ("ICs") at reduced cost per function. The average of estimates by Dataquest and VLSI Research indicate that the CMP market was approximately $260 million in calendar 1996. According to Dataquest and VLSI Research, the CMP market grew 35% from calendar 1995 to calendar 1996 despite an industry-wide slowdown in the second half of calendar 1996, and is projected to generate over $1 billion of revenue in calendar 2001, representing a compound annual growth rate of approximately 30% per year.

  The Company currently manufactures three wafer planarization systems: the AvantGaard 676, the Avanti 472 and the Avanti 372M. The Company's CMP systems are configured to match varying customer requirements and offer different throughput levels and ease of use. The AvantGaard 676, introduced to the open market in April 1996, is a four head, one wafer at a time, metal and oxide planarization system that uses an orbital polishing motion. This high-throughput system is capable of processing approximately 40 wafers per hour and offers one of the industry's smallest footprints.

  IPEC's strategy is to build on its existing leadership position in the CMP market, to reduce the cost of ownership for its CMP equipment and to enhance customer satisfaction. Through December 31, 1996, the Company had sold 670 CMP systems to more than 65 semiconductor manufacturers. The Company believes that 11 of these manufacturers use IPEC CMP systems for volume production of advanced ICs. In fiscal 1996 and 1995, sales of the Company's CMP stand-alone polishing systems accounted for approximately 84% and 82%, respectively, of the Company's total revenue. IPEC has shipped CMP systems to the following customers: AMD, Cypress Semiconductor, Fujitsu, Hitachi, Hyundai, IBM, Intel, LSI Logic, Micron, Motorola, NEC, Samsung, SGS-Thomson, Siemens, Texas Instruments and TSMC.

  During the second quarter of fiscal 1997, the Company announced its strategic decision to focus its resources on manufacturing of CMP and CMP-related equipment. As a result, the Company adopted a plan for the disposition of its subsidiary, IPEC Clean (formerly Athens Corp, acquired in November 1994), by the end of calendar 1997. IPEC Clean provides chemical reprocessing and distribution systems and stand-alone post-CMP wafer cleaning systems. Financial data from the time of acquisition through the second quarter of fiscal 1997 have been restated to reflect the discontinuation of IPEC Clean.

  The Company is a Delaware corporation with its headquarters at 911 Bern Court, San Jose, California 95112, and its telephone number at that location is
(408) 436-2170. Unless the context otherwise requires, the "Company" and "IPEC" refer to Integrated Process Equipment Corp. and its predecessors and subsidiaries.

                                  THE OFFERING

 Common Stock offered.........................  3,000,000 shares
 Common Stock to be outstanding after the of-   19,247,661 shares (1)
  fering......................................
 Use of proceeds..............................  For working capital and other general corporate purposes. See
                                                "Use of Proceeds."
 Nasdaq National Market symbol................  IPEC

                      SUMMARY CONSOLIDATED FINANCIAL DATA
                     (IN THOUSANDS, EXCEPT PER SHARE DATA)

                                                                        SIX MONTHS ENDED
                                 FISCAL YEAR ENDED JUNE 30,               DECEMBER 31,
                          --------------------------------------------  ------------------
                           1992     1993    1994(2)   1995    1996(3)     1995      1996
                          -------  -------  -------  -------  --------  --------  --------
                                                                           (UNAUDITED)
CONSOLIDATED STATEMENTS
 OF OPERATIONS DATA(4):
 Revenue................  $   259  $ 1,438  $31,158  $75,220  $148,690  $ 66,974  $ 65,069
 Gross margin...........      259      495    8,420   33,621    63,629    29,690    25,546
 Purchased research and
  development...........       --       --    1,107       --    36,961    36,961        --
 Program discontinuance
  charge................       --       --       --       --        --        --    17,601
 Operating income
  (loss)................     (994)  (2,332)  (4,543)  11,153   (15,862)  (24,806)  (17,122)
 Income (loss) from
  continuing operations
  before income taxes...   (1,001)  (2,599)  (9,730)  10,670   (15,762)  (23,715)  (17,833)
 Net income (loss) from
  continuing operations.   (1,001)  (2,599)  (8,900)   9,956    (9,363)  (14,267)  (11,684)
 Net loss from discon-
  tinued operations.....       --       --       --   (9,357)   (1,294)   (1,167)  (28,564)
 Net income (loss)......   (1,001)  (2,599)  (8,900)     599   (10,657)  (15,434)  (40,248)
 Net income (loss) from
  continuing operations
  per share of Common
  Stock.................  $ (1.96) $ (2.12) $ (3.26) $   .97  $  (0.69) $  (1.02) $  (0.80)
 Net loss from
  discontinued
  operations per share
  of Common Stock.......       --       --       --  $ (0.95) $  (0.09) $  (0.08) $  (1.92)
 Net income (loss) per
  share of Common Stock.  $ (1.96) $ (2.12) $ (3.26) $  0.02  $  (0.78) $  (1.10) $  (2.72)
 Weighted average shares
  of Common Stock
  outstanding(5)........      530    1,243    2,763    9,865    14,434    14,310    14,851

                                                            DECEMBER 31, 1996
                                                         -----------------------
                                                          ACTUAL  AS ADJUSTED(6)
                                                         -------- --------------
                                                               (UNAUDITED)
CONSOLIDATED BALANCE SHEET DATA(4):
 Cash and cash equivalents.............................  $ 36,953    $ 95,164
 Working capital.......................................    76,031     134,242
 Total assets..........................................   176,474     234,685
 Current portion of long-term debt.....................     2,219       2,219
 Long-term debt, less current portion..................    17,860       3,860
 Total stockholders' equity............................   114,109     186,320

-------------------
(1) Based on shares outstanding on December 31, 1996. Includes 1,283,961 shares of Common Stock issued upon the conversion of all outstanding Series C Preferred Stock on February 25, 1997. Excludes 752,358 shares of Common Stock issuable upon the conversion of Series B Preferred Stock and 3,827,278 shares of Common Stock issuable upon exercise of outstanding options and warrants as of December 31, 1996 at a weighted average exercise price of $14.37 per share. As of February 28, 1997, options or warrants to purchase an additional 1,000 shares of Common Stock were outstanding. See "Capitalization."
(2) Includes results of operations of IPEC Planar Phoenix after its acquisition by the Company in September 1993.
(3) Includes results of operations of IPEC Planar Portland and IPEC Precision after their acquisition by the Company in October 1995 and December 1995, respectively.
(4) Financial data for fiscal 1995 and 1996 and the six months ended December 31, 1995 and 1996 have been restated to reflect the discontinuation of IPEC Clean during the second quarter of fiscal 1997.
(5) Computed on the basis described in Note 2 of Notes to Consolidated Financial Statements.
(6) As adjusted to reflect the sale of 3,000,000 shares of Common Stock offered hereby at an assumed public offering price of $25.63 per share after deducting estimated underwriting discount, commissions and offering expenses as well as the repayment of long-term debt of $12.0 million in January 1997. See "Use of Proceeds" and "Capitalization."

                                ---------------
  Except as otherwise noted, all information in this Prospectus (i) with respect to financial data for fiscal 1995 and 1996 and the six months ended December 31, 1995 and 1996 have been restated to reflect the discontinuation of IPEC Clean during the second quarter of fiscal 1997, (ii) with respect to Common Stock includes Class A Common Stock unless otherwise indicated or the context otherwise requires and (iii) assumes no exercise of the Underwriters' over-allotment option.

                                 RISK FACTORS

  This Prospectus contains forward-looking statements that involve risks and uncertainties. Actual results could differ materially from those discussed in the forward-looking statements as a result of certain factors, including those set forth below and elsewhere in this Prospectus. The following risk factors should be considered carefully in addition to the other information contained in this Prospectus before purchasing the shares of Common Stock offered hereby.

  The Company's Limited Operating History Has Involved Annual and Quarterly Losses. Prior to the Company's acquisition of IPEC Planar Phoenix in fiscal 1994, the Company did not have significant revenue. The Company had a net loss in fiscal 1994 and fiscal 1996 of $8.9 million and $10.7 million, respectively. The Company had a net loss of $3.4 million in the first quarter of fiscal 1997. The Company had a net loss of approximately $36.9 million in the second quarter of fiscal 1997, due in part to one-time charges of approximately $42.6 million in the quarter due to discontinuation of the business of IPEC Clean and of a research and development program. As a result, the Company will have a net loss for fiscal 1997. Operating results for future periods are subject to numerous uncertainties, and there can be no assurance that the Company will be profitable in future periods.

  Operating Results Are Subject to Quarterly Fluctuations for Varied
Reasons. The Company's operating results are subject to quarterly fluctuations due to a variety of factors, including industry-wide changes in the demand for semiconductors or for semiconductor production equipment; the timing of significant shipments accelerations, delays, cancellations or postponement of orders; acceptance of the Company's products; the gain or loss of significant customers; competitive pressures; availability and costs of components from the Company's suppliers; the timing of product announcements and introductions by the Company, its customers or its competitors; the timing and structure of acquisitions and dispositions or spin-offs; changes in the mix of products sold; the level of international sales, which historically have had lower margins than domestic sales; delayed or canceled construction of wafer fabrication facilities by customers; research and development expenses associated with new product introductions; market acceptance of new or enhanced versions of the Company's and its customers' products; reductions in personnel and the sufficiency of capital resources to support operations at current levels. The Company cannot assure that it will be able to anticipate or respond timely to changes in any of the factors listed above.

  The Company has experienced adverse effects from some of these factors in the past and may experience them in the future. For example, the Company's results in fiscal 1994 were adversely impacted by an engineering redesign of its 372M CMP product. In the second quarters of fiscal 1995 and 1996, the Company had losses due to nonrecurring charges associated with the IPEC Clean, IPEC Planar Portland and IPEC Precision acquisitions. The Company had a loss in the first quarter of fiscal 1997, primarily because IPEC Clean and IPEC Precision manufactured products and incurred operating expenses based on sales plans which were not achieved, and to a lesser degree due to increased cost of goods sold resulting from the issuance of warrants to a major customer as described below. The Company incurred a net loss in the second quarter of fiscal 1997, primarily due to a $25.0 million charge for estimated losses on disposal of IPEC Clean and a $17.6 million charge for asset write-downs due to discontinuation of the Company's Avanti 672 product development effort. The semiconductor equipment market experienced an industry-wide slowdown of semiconductor capital equipment shipments in the second half of calendar 1996, which adversely affected sales of the Company's CMP polishing equipment. The Company's revenue from sales of CMP equipment in each of the first and second quarters of fiscal 1997 was lower than such revenue achieved in the fourth quarter of fiscal 1996. In addition, 19% of the Company's revenue in the first half of fiscal 1997 resulted from acceleration by a major customer of orders in exchange for which the Company committed to issue warrants to purchase the Company's Common Stock to the customer. See "Management's Discussion and Analysis of Financial Condition and Results of Operations ("MD&A")--Overview." The Company expects that fiscal 1997 revenue will be below fiscal 1996 revenue. The Company cannot assure that it will be profitable in future quarters.

  Results of operations in any period should not be considered indicative of the results to be expected for future periods. Fluctuations in operating results may also result in fluctuations in the price of the Company's Common Stock.

  The Timing of Significant Shipments and Orders Can Impact Quarterly
Results. The Company derives most of its revenue from the sale of products in a price range from $250,000 to $1.4 million per unit and the sale of a clustered system can be priced much higher. As a result, the timing of individual shipments can have a significant impact on the Company's results of operations for a particular period. The Company has previously experienced order and delivery delays and cancellations which caused the Company to miss its quarterly revenue and profit projections, including during the first quarter of fiscal 1997, and there can be no assurance that the Company can avoid such order and delivery delays in the future. During the first quarter of fiscal 1997, a significant customer agreed to accelerate certain orders into the first three quarters of fiscal 1997. While the customer has acknowledged receipt of these machines, they have not all been delivered to the customer's facilities and placed into service, which could adversely affect the Company's ability to obtain orders from this customer in the fourth quarter of fiscal 1997 and in fiscal 1998 to replace accelerated orders. A significant portion of the Company's operating expenses are relatively fixed in nature and planned expenditures are based in part on anticipated orders. Ongoing expenditures for product development and engineering make it difficult to reduce expenses in a particular quarter if the Company's sales goals for the quarter are not met. Any inability to reduce spending quickly enough to mitigate any revenue shortfall would magnify the adverse impact of the revenue shortfall on the Company's results of operations.

  The Company Depends on a Small Number of Major Customers. A small number of customers account for a significant percentage of the Company's sales volume and revenue. In fiscal 1995, Intel, IBM and Motorola represented 16%, 24% and 16%, respectively, of the Company's revenue. In fiscal 1996, Intel and IBM represented 35% and 11% of the Company's revenue, respectively. In the first six months of fiscal 1997, Intel represented 45% of the Company's revenue. The Company anticipates that its revenue will continue to depend on a limited number of major customers, although the companies considered to be major customers and the percentage of the Company's revenue represented by each major customer may vary from quarter to quarter. Several of the Company's major customers, including Intel, must determine shortly whether to adopt the Company's new AvantGaard 676 or to adopt comparable high-throughput products from the Company's competitors. Any such determination by a major customer, particularly Intel, would have a material adverse effect on the Company's business, financial condition and results of operations. The loss of a major customer, any material reduction in orders by such customers, including reductions due to market or competitive conditions or the determination of any such customer not to adopt the Company's next generation products, would have a material adverse effect on the Company's business, financial condition and results of operations. The Company's future success depends in part upon its ability to obtain orders from new customers, as well as the financial condition of its customers and the general economy.

  The Company Must Develop New Products Due to Technological Change. The Company derives virtually all of its revenue from sales of CMP equipment and related products by IPEC Planar. Semiconductor manufacturing equipment and processes are subject to rapid technological changes and product obsolescence. Sales of certain of the Company's products generally depend on new facility construction projects and facility upgrades. The Company's strategy depends in part on developing and introducing products which lower the semiconductor manufacturer's cost of ownership, which involves a number of factors, including product acquisition and operating expenses, throughput, reliability, footprint and wafer yields. The Company believes that its future success will depend in part upon its ability to develop and enhance its existing products and develop new products to meet such anticipated technological changes.

  The Company Depends on Broader Industry Acceptance of CMP and the AvantGaard
676. The CMP process has not yet been broadly adopted by semiconductor manufacturers for volume production. Most semiconductor manufacturers who have CMP equipment use it only for pilot line production, and few semiconductor manufacturers produce commercial quantities of integrated circuits using CMP machines. The

Company believes that only 11 of the Company's more than 65 customers presently use the Company's CMP systems for volume production of semiconductor devices. To date, the Company's products have been used primarily to manufacture advanced semiconductor logic and memory devices. While industry analysts have projected significant future growth for the CMP polisher market, these projections depend on the analyst's assumptions, and variations in industry demand can occur during the several years included in the projections. The Company cannot assure that projected industry growth will occur. No assurance can be given as to the willingness of semiconductor manufacturers to adopt CMP processes and the determination of such manufacturers not to do so would have a material adverse effect on the Company's business, financial condition and results of operation.

  The Company's future results depend on sales of the AvantGaard 676 and Avanti 472 CMP wafer polishing systems. The Avanti 372M CMP wafer polishing system is based on older technology and is sold primarily to one customer, with shipments expected only through calendar 1999. Because shipments of the Avanti 372M are limited and the Avanti 472 does not offer the same throughput or footprint as the AvantGaard 676 or other high-throughput CMP systems, the Company expects its reliance on sales of the AvantGaard 676 to increase in the future. As of December 31, 1996, the AvantGaard 676 had been sold to nine customers. The AvantGaard 676 was initially designed solely to planarize metal layers and has not been widely used for this purpose in volume production. The Company's oxide process for the AvantGaard 676 was recently developed. The Company believes that the oxide process is being used by a very limited number of customers. If commercial use does not confirm the utility of the AvantGaard 676 for both oxide and metal processes, or if customers do not broadly adopt the AvantGaard 676, the Company's business, financial condition and results of operations would be materially and adversely affected.

  The Company's future results also depend on sales of IPEC Precision's products, which are currently oriented towards semiconductor wafer manufacturers and have not been adopted by these or other semiconductor industry customers. There can be no assurance that customers will accept these products, or that these products can be sold profitably or in volume.

  Product Development Difficulties Could Adversely Affect the Company's Results of Operations. The Company's current product development efforts include the AvantGaard 776, which is being designed to integrate CMP, metrology and wafer cleaning, and slurry reprocessing, plasma-assisted chemical etch and thin film thickness measurement systems. Semiconductor equipment companies often experience delays in completing advanced products. In the past, the Company has experienced delays in developing new CMP tools and processes and the plasma-assisted chemical etch system. The Company cannot assure that any product in development will be completed as scheduled or that completed products will be commercially adopted. IPEC Precision may require a large amount of capital in order to commercialize its current products and products under development. If any of the Company's products currently under development are not commercialized in a timely manner, the Company could be required to write off inventory and other assets related to the development project, and the Company could lose customers and revenue. For example, the Company incurred a $17.6 million asset write-off in the second quarter of fiscal 1997 for discontinuance of the Avanti 672 product development program. If the AvantGaard 776 is not commercialized in a timely manner, such delay would have a material adverse effect on the Company's business, financial condition and results of operations. To the extent products developed by the Company are based upon anticipated changes in semiconductor production technologies, sales for such products may be adversely affected if other technology becomes accepted in the industry.

  The Company May be Adversely Affected by the Intensely Competitive Market in Which it Participates. The semiconductor equipment industry is an intensely competitive market. The Company believes that direct domestic and international competition in CMP polisher systems and clustered CMP polisher and cleaning systems is likely to increase substantially. The Company is aware of a number of companies currently marketing CMP systems that directly compete with the Company's systems, including Applied Materials, Inc. ("Applied Materials"), Ebara Corporation, SpeedFam International, Inc. ("SpeedFam") and Strasbaugh. Competition is increasing significantly in the market for high-throughput planarization systems. The Company is aware that other capital equipment manufacturers not currently involved in the development of CMP systems may also attempt to enter and develop products for this market or to develop alternative technologies which may reduce the need for the Company's products.

  The trend towards consolidation in the semiconductor equipment industry has made it increasingly important to have the financial resources necessary to compete effectively across a broad range of product offerings, to fund customer service and support on a world-wide basis and to invest in both product and process research and development. Certain current and potential competitors, including Applied Materials, have substantially greater financial resources, name recognition and more extensive engineering, manufacturing, marketing and customer service and support capabilities than the Company. In addition, current and potential competitors, including Applied Materials, that supply a broader range of semiconductor capital equipment may have better relationships with semiconductor manufacturers, including the Company's customers. The Company expects its current competitors to continue to improve the design and performance of their existing products and processes, and to introduce new products and processes with improved price and performance characteristics. New product introductions or product announcements by the Company's competitors could cause a decline in sales or loss of market acceptance of the Company's existing products and could adversely affect the acceptance of new products. Moreover, increased competitive pressure could lead to intensified price based competition, which could have a materially adverse effect on the Company's business, financial condition and results of operations.

  The Company is Subject to Risks Associated with International
Sales. International sales accounted for approximately 28% and 21% of the Company's revenue in fiscal 1996 and 1995, respectively. International sales were approximately 36% of revenue in the first six months of fiscal 1997. The Company's international sales historically have had lower gross margins than domestic sales since these sales were made through distributors, which purchase products from the Company at a discount to list price. The Company expects that international sales will continue to account for a significant portion of its revenue in future periods. Margins on international sales may vary in the future depending on the level of sales made through distributors. International sales are subject to certain inherent risks, including tariffs, embargoes and other trade barriers, staffing and operating foreign sales and service operations, managing distributors and collecting accounts receivable. The Company is also subject to risks associated with regulations relating to the import and export of high technology products. The export of the Company's products to certain countries is limited by law. The Company cannot predict whether quotas, duties, taxes or other charges or restrictions upon the importation or exportation of the Company's products in the future will be implemented by the United States or any other country.

  Fluctuations in currency exchange rates could cause the Company's products to become relatively more expensive to customers in a particular country, leading to a reduction in sales or profitability in that country. While the Company's sales are currently denominated only in U.S. dollars, future international activity may result in foreign currency denominated sales. Gains and losses on the conversion to U.S. dollars of accounts receivable and accounts payable arising from international operations may contribute to fluctuations in the Company's results of operations.

  The Company's Strategy Relies on Increased Penetration of the Asian
Market. The Company believes that its future success will depend in part upon continued acceptance of its products by Asian semiconductor manufacturers. This market segment is large, represents a substantial percentage of the worldwide semiconductor manufacturing capacity, and is difficult for foreign companies to penetrate. Asian manufacturers may develop alternatives to CMP, or may enhance existing manufacturing techniques such as spin-on glass and deposited glass, to achieve acceptable yields for DRAMs and other integrated circuits involving three or more metal layers and line widths at or below 0.5 micron. The Company currently sells its products in Asian countries through sales representatives and distributors. If the Company determines to develop a direct presence in these markets, particularly Japan, such decision would require the allocation of substantial management and financial resources, may adversely affect the Company's relationship with its current distributors, and would increase a number of risks related to international sales as described above.

  The Semiconductor Industry Is Cyclical, Causing Fluctuations in the Company's Operating Results. The Company's business depends upon capital expenditures by manufacturers of semiconductor devices, primarily for the opening of new or expansion of existing fabrication facilities which, in turn, depends upon the current and anticipated market demand for semiconductor devices and products utilizing such devices. The semiconductor industry is highly cyclical and has experienced significant overall growth in recent years, which has resulted in growth in the semiconductor capital equipment industry. However, the semiconductor industry is currently experiencing a downturn, which could have a severe adverse effect on the industry's demand for semiconductor processing equipment. In certain instances, industry downturns have lasted for extended periods of time. There can be no assurance that past growth in the semiconductor and semiconductor capital equipment industries, or the resulting growth in the Company's business, can be sustained in the future or that the recent downturn in the market will not continue.

  The Company's planned operations assume that a significant portion of new orders will result from demand from semiconductor manufacturers building or expanding fabrication facilities for advanced multi-level semiconductor devices with design requirements of 0.5 micron and below, and there can be no assurance that such demand will exist.

  Past Acquisitions Have Adversely Affected Operating Results. The Company's growth in annual revenues from fiscal 1994 through fiscal 1996 has resulted not only from expansion of its core CMP business, but also from acquisitions in fiscal 1994, 1995 and 1996. The Company's expansion through acquisitions has resulted in significantly higher operating expenses, particularly because the Company's strategy initially has been to operate each acquired business independently, resulting in separate marketing, customer support and administrative functions. The companies acquired had not operated profitably before their acquisition by IPEC. IPEC Clean, acquired in fiscal 1995, did not operate profitably and was discontinued by the Company in the second quarter of fiscal 1997, resulting in a $25 million charge in that quarter. IPEC Precision has not yet achieved significant revenue from shipments of production equipment. There can be no assurance that the Company will be able to integrate or operate profitably any acquired entity.

  Future Acquisitions, Dispositions or Joint Development Efforts May Require Significant Resources and Adversely Affect Results. The Company's strategy is to obtain additional wafer fabrication technologies and may involve, in part, acquisitions of products, technologies or businesses from third parties. In addition, the Company may make acquisitions to obtain additional distribution capacity in specified geographic markets. An acquisition could absorb substantial cash resources, require the Company to incur or assume debt obligations, or involve the issuance of additional Common Stock, which could dilute the Company's outstanding Common Stock. An acquisition which is accounted for as a purchase, like the Company's past acquisitions, could involve significant one-time charges, or could involve the amortization of goodwill over a number of years, which would adversely affect earnings in those years. An acquired entity may have unknown liabilities, and its business may not achieve the results anticipated at the time of the acquisition. An acquisition or disposition would absorb significant management time and could have a material adverse effect on the Company's business, financial condition and results of operations.

  The Company may dispose of or spin-off portions of its business which the Company determines are not complementary to its strategy. The Company plans to dispose of IPEC Clean by selling or closing down its operations by the end of calendar 1997. Discussions with potential acquirors are at an early stage, and there can be no assurance of the terms, if any, of a sale. In the event a sale cannot be achieved by the end of calendar 1997, the Company plans to shut down IPEC Clean's operations. The IPEC Clean disposition effort could absorb significant management time and adversely affect the Company's business, financial condition and results of operations.

  The Company is considering the possibility of entering into joint venture or research and product development relationships with other companies with respect to its advanced plasma-assisted etching equipment and metrology equipment used in the manufacturing of silicon wafers and semiconductor devices. Such a relationship could include the contribution of the assets of IPEC Precision to a joint venture with another company. The Company has not entered into any definitive agreement at this time. Since no specific structure for a joint venture or other arrangement has been determined, the Company cannot predict its obligations under or the financial consequences of such an arrangement. There can be no assurance that the Company will be able to enter into such an agreement, would retain a significant interest in the business of IPEC Precision in the event of such an agreement or would reduce expenses relating to IPEC Precision's business, or that any such joint venture would be successful.

  Acceleration of Product Shipments Due to Issuance of Warrants Has Increased Revenue and Cost of Goods Sold and May Affect Future Shipments. The Company's fiscal 1997 operating results will be affected by the Company's exercise of its right to cause a significant customer to accelerate planned orders and the issuance to the customer of warrants to purchase IPEC Common Stock. During the first quarter of fiscal 1997, the customer agreed to accelerate certain orders into the first three quarters of fiscal 1997. In consideration for the acceleration, the Company committed to issue, during the first three quarters of fiscal 1997, warrants to purchase an aggregate minimum of 155,000 shares and an aggregate maximum of 250,000 shares of Common Stock. Costs associated with the issuance of warrants to purchase a minimum of 155,000 shares were incurred in the first quarter of fiscal 1997, resulting in a $657,000 increase in cost of goods sold. The Company accelerated orders in the second fiscal quarter, issuing an additional warrant to purchase 90,000 shares and recognized an additional 45,000 shares, resulting in a $191,000 increase in cost of goods sold. The Company expects that additional orders will be accelerated into the third quarter and will recognize costs associated with an additional 50,000 shares, resulting in a $211,000 increase in cost of goods sold, due to the expected issuance of a warrant to purchase 100,000 shares. To the extent orders have been accelerated during the first three quarters of fiscal 1997, this may reduce shipments anticipated for the fourth quarter of fiscal 1997 and for fiscal 1998. There can be no assurance that the Company can obtain replacement orders for shipment in these future periods. While the customer has acknowledged receipt of these machines, they have not all been delivered to the customer's facilities and placed into service, which could adversely affect the Company's ability to obtain replacement orders from this customer. See "--The Company Depends on a Small Number of Major Customers."

  The Company's Efforts to Market Product Bays Are at an Early Stage. During fiscal 1996, the Company commenced an effort to market product bays consisting of the CMP process, CMP tools, metrology, chemical and slurry distribution, slurry reprocessing, deionized water filtration and additional support systems. The Company has shipped only two product bays to one customer. The Company may need access to certain products manufactured by IPEC Clean for product bays, such as the Exxflow CMP Water Recovery System, chemical distribution systems and wet chemical reprocessors. Due to the early stage of efforts to dispose of IPEC Clean, the Company cannot predict whether it will continue to have access to these products and the inability to do so could hinder the Company's ability to sell product bays.

  The Company Would be Adversely Affected if Suppliers Could Not Deliver Goods and Services. The Company relies on a limited number of independent manufacturers to provide certain components in assemblies made to the Company's specifications and use in the Company's products. In the event that the Company's subcontractors were to experience financial, operational, production or quality assurance difficulties that resulted in the reduction or interruption of supply to the Company, the Company's business, financial condition and results of operations would be materially adversely affected. In addition, the Company purchases certain key components from qualified vendors for which alternative qualified sources are not currently available. Any prolonged inability to obtain adequate amounts of qualified components would have a material adverse effect on the Company's business, financial condition and results of operations.

  The Company Depends on Proprietary Technology, and Protection is Uncertain. The Company's success depends in significant part on the proprietary nature of its technology. Patents issued to the Company may not provide the Company with meaningful advantages and may be challenged. The two initial patents relating to the Company's single wafer planarization system products are scheduled to expire in 1997. In 1993, the technology covered by these patents currently forming the basis of the CMP process and used in the

Company's primary products was licensed on a royalty-free basis to a competitor. This license was granted pursuant to a settlement arrangement in which the Company also incurred settlement obligations aggregating $1.4 million, of which $125,000 remained outstanding at December 31, 1996. To the extent that a competitor of the Company is able to reproduce or otherwise capitalize on the Company's technology prior to the issuance of a patent, it may be difficult or impossible for the Company to obtain necessary intellectual property protection in the United States or other countries where such competitor conducts its operations. Moreover, the laws of foreign countries may not protect the Company's intellectual property to the same extent as do the laws of the United States.

  The Company also relies on trade secrets that it seeks to protect, in part, through confidentiality agreements with employees and other parties. These agreements may be breached, and the Company may not have adequate remedies for any such breach. The Company's trade secrets may also become known to or independently developed by others.

  The Company Has Placed Its Technology in Escrow Under a Significant License Agreement. The Company manufactures the AvantGaard 676 under a license from a volume manufacturer of advanced microprocessors. The Company has escrowed technical data sufficient to permit such manufacturer to manufacture the Company's AvantGaard 676, which may be released from escrow if the Company does not meet certain criteria regarding product or spare part delivery schedules to the manufacturer. If the data is released from escrow, the semiconductor manufacturer could manufacture the AvantGaard 676 or have the AvantGaard 676 manufactured by others for its use, which would have a material adverse effect on the Company's business, financial condition and results of operations. The escrow terminates in October 1998.

  The Company is Subject to Infringement Claims. In the future the Company may receive notice of claims of infringement of other parties' proprietary rights. If any Company equipment is found to infringe a patent, a court may grant an injunction to prevent making, selling or using the equipment in the applicable country. The Company may seek to obtain a license of such third party's intellectual property rights, which may not be available under reasonable terms or at all. The Company's application to register the trademark "IPEC" has been opposed in the U.S. Patent and Trademark Office by Dow Corning Corporation, which owns the registered trademark "HIPEC." The Company has filed an answer but cannot predict the outcome due to the early stage of the proceedings. Expensive and time-consuming litigation may be necessary to enforce patents issued to the Company, to protect trade secrets or know-how owned by the Company, to defend the Company against claimed infringement of the rights of others and to determine the scope and validity of proprietary rights of others.

  The Company is Exposed to Product Liability and Environmental Regulations. The nature of the Company's business exposes it to product liability claims, as well as the risk that harmful substances will escape into the workplace and the environment and cause damage or injuries. For example, in June 1995 and in July 1996, acid reprocessors sold by IPEC Clean malfunctioned and allowed sulfuric acid to escape from the quartz cylinder containers. In these instances, no acid escaped from the compartment containing the quartz cylinder and no damage to the manufacturing facility resulted. The Company's products could malfunction in the future and damage a customer's facilities and harm its employees. The Company and its customers are subject to stringent federal, state and local regulations governing the storage, use, discharge and disposal of toxic, volatile or otherwise hazardous chemicals used in their manufacturing operations. Current or future regulations could require the Company or its customers to make substantial expenditures for preventive or remedial action, reduction of chemical exposure or waste treatment or disposal.

  The Company Depends on its Key Personnel. The Company's future success is dependent upon its ability to attract and retain qualified management, technical, sales and support personnel and the competition for such personnel is intense. The loss of certain key people or the Company's inability to attract and retain new key employees could have a material adverse effect on the Company's business, financial condition and results of operations. In particular, the Company believes that its future success is highly dependent on Sanjeev R. Chitre, its Chief Executive Officer, and Thomas C. McKee, its President and Chief Operating Officer. During

July and October 1996, the Company effected reductions in its work force to reduce its expenses and may do so in the future. Repeated layoffs could adversely affect the retention of employees, and could adversely affect the Company's ability to hire new personnel in the future. Personnel terminations at IPEC Precision included technical personnel, who could be difficult to replace if IPEC Precision successfully markets its products and requires additional engineering staff to support customers. The Company's announcement that it intends to discontinue IPEC Clean's operations could adversely affect retention of IPEC Clean personnel. If key employees depart IPEC Clean, this could adversely affect IPEC Clean's operations, which in turn could adversely affect the Company's ability to sell IPEC Clean.

  The Company May Need to Raise Capital on Unfavorable Terms. The Company believes that the net proceeds from the sale of Common Stock offered hereby, together with its cash and cash equivalents, will be sufficient to support its operations for at least the next 12 months. Additional new debt or equity financing may be required in the future to fund the Company's operations. There can be no assurance that such additional financing will be available when needed or, if available, will be on satisfactory terms. In order to raise capital, the Company may issue debt or equity securities senior to the outstanding Common Stock, and may incur substantial dilution. The failure to obtain additional financing when needed on satisfactory terms would also hinder the Company's ability to make continued capital investments.

  The Company's Stock Price is Volatile. The Company's Common Stock has experienced substantial price volatility and such volatility may occur in the future, particularly as a result of quarter to quarter variations in the actual or anticipated financial results of the Company or of other companies in the semiconductor industry, or in the markets served by the Company, or announcements by the Company or its competitors regarding new product introductions. In addition, the stock market has experienced extreme price and volume fluctuations that have affected the market price of many technology companies' stocks in particular and that have often been unrelated or disproportionate to the operating performance of these companies. These factors may adversely affect the market price of the Common Stock.

  Certain Anti-Takeover Provisions May Discourage Change in Control. The Company's Certificate of Incorporation authorizes the Company's Board of Directors to issue preferred stock in one or more series and to fix the rights, preferences, privileges and restrictions granted to or imposed upon any wholly unissued shares of preferred stock and to fix the number of shares constituting any series and the designation of such series, without further vote or action by its stockholders. The voting power held by the Company's officers and directors may give those individuals substantial influence over any corporate action submitted to the Company's shareholders. Pursuant to Delaware corporate law, the approval of the outstanding Preferred Stock may be required for certain corporate actions. Any series of Preferred Stock which the Company may issue in the future would participate in these class voting rights and may have additional independent rights to approve certain actions. The existence of the Class A Common Stock may make the Company a less attractive target for a hostile takeover bid or render more difficult or discourage a merger proposal, an unfriendly tender offer, a proxy contest, or the removal of incumbent management, even if such transactions were favored by the stockholders of the Company other than the Class A Common stockholders. The Company is subject to Section 203 of the Delaware General Corporate Law. The voting power held by officers and directors, outstanding rights to elect members of the Company's Board of Directors, the voting rights of outstanding Preferred Stock and Preferred Stock which may be issued in the future, the Company's stockholder rights plan, the existence of Class A Common Stock and the application of Delaware General Corporate Law Section 203 could discourage certain types of transactions involving an actual or potential change in control of the Company, including transactions in which the holders of Common stock who are not officers and directors might otherwise receive a premium for their shares over then current prices, and may limit the ability of such stockholders to cause or approve transactions which they may deem to be in their best interests. See "Description of Capital Stock--Anti-Takeover Effects."

  Shares Eligible for Future Sale Could Adversely Affect the Market for the Company's Common Stock. Other than the shares subject to a lock-up expiring 90 days after effectiveness of the offering made hereby and certain shares of affiliates subject to volume limitations on resale, substantially all of the shares of the Company's Common Stock outstanding or issuable upon exercise of outstanding options and warrants following this offering will be freely tradeable. Sales of substantial amounts of Common Stock in the public market after the offering or the perception that such sales could occur may adversely affect prevailing market prices of the Common Stock. Upon conversion of all outstanding Series B-1, B-2 and B-3 Preferred Stock, the Company would have approximately an additional 752,000 shares of Common Stock outstanding, approximately 557,000 of which would be "'restricted securities" as defined in Rule 144 of the Securities Act and approximately 195,000 of which would be freely tradeable. In connection with this offering, directors, executive officers and certain stockholders of the Company holding an aggregate of approximately 1,979,000 shares of Common Stock, including options to purchase Common Stock and securities convertible into Common Stock within 60 days of December 31, 1996, have agreed that for 90 days following the date of this Prospectus, they will not offer, sell, contract to sell or otherwise dispose of any such shares without the prior written consent of Hambrecht & Quist LLC, on behalf of the Underwriters. In addition, the Company has agreed that it will not issue securities without the consent of Hambrecht & Quist LLC, subject to certain exceptions. These lock-up agreements may be waived by Hambrecht & Quist LLC, on behalf of the Underwriters, at any time as to one or more such persons, with or without prior notice to the public. See "Description of Capital Stock--Registration Rights."

                   DESCRIPTION OF FORWARD LOOKING STATEMENTS

  This Prospectus contains forward-looking statements within the meaning of
Section 27A of the Securities Act and Section 21E of the Exchange Act which are subject to the "safe harbor" created by those sections. These forward-looking statements include, but are not limited to, statements concerning the size of the CMP market; disposition of IPEC Clean; product introduction and development; consolidation of subsidiary operating functions; industry acceptance of products; dependence on major customers; competition; relocation of operations; strategy; future revenue; operating margins, expenses and income; dividend and tax rates; and access to equity or debt financing. These forward-looking statements may be found in "Prospectus Summary," "MD&A" and "Business." Forward-looking statements not specifically set forth above may also be found in these and other sections of this Prospectus. The Company's actual future results could differ materially from those discussed in the forward-looking statements as a result of certain factors, including those discussed in "Risk Factors" and elsewhere in this Prospectus.

                                USE OF PROCEEDS

  The net proceeds to the Company from the sale of the 3,000,000 shares of Common Stock offered hereby are estimated to be approximately $72.2 million ($83.1 million if the Underwriters' over-allotment option is exercised in full), after deducting estimated underwriting discount and commissions and estimated expenses payable by the Company in connection with this offering. The Company intends to use approximately $2.0 million of the net proceeds of this offering to repay existing bank debt. A portion of the net proceeds of this offering may be used to expand the Company's sales and service operations in Korea and other Asian countries. The Company intends to use the balance of the net proceeds from this offering for general corporate purposes, including working capital and research and development. Pending such uses, the Company intends to invest the net proceeds in interest-bearing, investment grade securities.

                          PRICE RANGE OF COMMON STOCK

  The Company's Common Stock is traded on the Nasdaq National Market under the symbol IPEC. The following table sets forth for the periods indicated the high and low sale price for the Common Stock.

                                                                 HIGH     LOW
                                                                ------- -------
      FISCAL YEAR ENDING JUNE 30, 1995
       1st Quarter............................................. $15.000 $ 8.125
       2nd Quarter.............................................  18.875  13.250
       3rd Quarter.............................................  22.500  13.625
       4th Quarter.............................................  38.250  20.000

      FISCAL YEAR ENDED JUNE 30, 1996
       1st Quarter............................................. $56.500 $31.500
       2nd Quarter.............................................  40.250  23.000
       3rd Quarter.............................................  27.750  16.750
       4th Quarter.............................................  35.000  17.500

      FISCAL YEAR ENDED JUNE 30, 1997
       1st Quarter............................................. $21.750 $ 9.500
       2nd Quarter.............................................  20.750  10.125
       3rd Quarter (through March 4, 1997).....................  28.000  17.250

  On March 4, 1997, the last reported sale price for the Common Stock as reported on the Nasdaq National Market was $25.63 per share. As of December 31, 1996, there were approximately 233 holders of record of Common Stock. See "Risk Factors--The Company's Stock Price is Volatile."

                                DIVIDEND POLICY

  The Company has not paid any cash dividends on its Common Stock since its inception and does not anticipate paying cash dividends on its Common Stock in the foreseeable future. The terms of the Series B Preferred Stock prevent the Company from paying dividends on the Common Stock unless the Company has paid all dividends due to the holders of the Series B Preferred Stock. In fiscal 1994 the Company paid cash dividends on its Series A Preferred Stock in the amount of $41,000. In fiscal 1995, the Company recorded dividends on its Series B Preferred Stock in the amount of $377,000 and paid dividends on its Series B Preferred Stock in the amount of $79,000. In fiscal 1996, the Company recorded dividends on its Series B Preferred Stock in the amount of $579,000 and paid dividends on its Series B Preferred Stock in the amount of $439,000. The Company's bank line prohibits the payment of dividends on any shares of any class of the Company's stock except for payments to holders of Preferred Stock in an amount not exceeding $600,000 in any fiscal year without the consent of the bank. See "Description of Capital Stock--Preferred Stock."

                                CAPITALIZATION

  The following table sets forth the capitalization of the Company at December 31, 1996 (i) on an actual basis and (ii) as adjusted to give effect to the sale of 3,000,000 shares of Common Stock offered hereby at an assumed offering price of $25.63 per share and the application of the estimated net proceeds therefrom. This table should be read in conjunction with the Consolidated Financial Statements of the Company and the Notes thereto included elsewhere in this Prospectus.

                                                         DECEMBER 31, 1996
                                                       ----------------------
                                                        ACTUAL    AS ADJUSTED
                                                       ---------  -----------
                                                          (IN THOUSANDS)
Long-term debt, less current portion.................. $  17,860   $  3,860 (1)
                                                       ---------   --------
Stockholders' equity:
  Common Stock, $0.01 par value, 50,000,000 shares
   authorized, 14,442,050 shares issued and
   outstanding(2).....................................       144        174
  Class A Common Stock, $0.01 par value, 3,500,000
   shares authorized, 521,650 shares issued and
   outstanding........................................         5          5
  Preferred Stock, $0.01 par value, 2,000,000 shares
   authorized(3)
    Series B-1 Preferred Stock, 21,478 shares
     authorized, 15,572 shares issued and outstanding.       --         --
    Series B-2 Preferred Stock, 21,478 shares
     authorized, 20,941 shares issued and outstanding.       --         --
    Series B-3 Preferred Stock, 21,478 shares
     authorized, 21,210 shares issued and outstanding.       --         --
    Series C Preferred Stock, 100,000 shares
     authorized, issued and outstanding(4)............         1          1
  Additional paid-in capital..........................   178,118    250,299
  Accumulated deficit.................................   (64,190)   (64,190)
  Foreign currency translation adjustment.............        31         31
                                                       ---------   --------
      Total stockholders' equity......................   114,109    186,320
                                                       ---------   --------
        Total capitalization.......................... $ 131,969   $190,180
                                                       =========   ========

---------------------
(1) Reflects the repayment of $12.0 million in January 1997 and $2.0 million from the proceeds of this offering.

(2) Excludes 1,283,961 shares of Common Stock issued upon conversion of all outstanding shares of Series C Preferred Stock on February 25, 1997. Excludes 752,358 shares of Common Stock issuable upon the conversion of Series B Preferred Stock and 3,827,278 shares of Common Stock issuable upon exercise of outstanding options and warrants as of December 31, 1996 at a weighted average exercise price of $14.37 per share. As of February 28, 1997, options or warrants to purchase an additional 1,000 shares of Common Stock were outstanding.

(3) Excludes 50,000 shares of Series D Preferred Stock authorized after December 31, 1996. See "Description of Capital Stock."

(4) All shares of Series C Preferred Stock converted into Common Stock on February 25, 1997.

                     SELECTED CONSOLIDATED FINANCIAL DATA

  The selected consolidated financial data as of June 30, 1996 and for the year then ended are derived from the consolidated financial statements of the Company that have been audited by KPMG Peat Marwick LLP, independent auditors, which are included elsewhere in this Prospectus. The selected consolidated financial data as of June 30, 1995 and for each of the two years in the period ended June 30, 1995, are derived from the consolidated financial statements of the Company that have been audited by Richard A. Eisner & Company LLP, independent auditors, which are included elsewhere in this Prospectus. The selected consolidated financial data as of June 30, 1992, 1993 and 1994 and for each of the two years in the period ended June 30, 1993 are derived from the Company's consolidated financial statements which were also audited by Richard A. Eisner & Company LLP and which are not included herein. The selected consolidated financial data for the six months ended December 31, 1995 and 1996 are derived from unaudited financial statements which, in the opinion of management of the Company, reflect all adjustments (consisting of adjustments for purchased research and development, a discontinued research and development program, a write-down of assets of discontinued operations and normal recurring adjustments) that the Company considers necessary for a fair presentation of the financial position and results of operations for these periods. The information presented below should be read in conjunction with "Risk Factors", "MD&A," the Company's consolidated financial statements and notes thereto included elsewhere in this Prospectus, as well as the reports and documents for fiscal 1995 and 1996 and the six months ended December 31, 1995 and 1996 filed by the Company with the Commission. Financial data for fiscal 1995 and 1996 and the six months ended December 31, 1995 and 1996 have been restated to reflect the discontinuation of IPEC Clean during the second quarter of fiscal 1997.

                                                                           SIX MONTHS ENDED
                                  FISCAL YEAR ENDED JUNE 30,                 DECEMBER 31,
                         ------------------------------------------------  ------------------
                           1992      1993    1994(1)     1995    1996(2)     1995      1996
                         --------  --------  --------  --------  --------  --------  --------
                                     (IN THOUSANDS, EXCEPT PER SHARE DATA)
CONSOLIDATED STATEMENTS
 OF OPERATIONS DATA(3):
  Revenue............... $    259  $  1,438  $ 31,158  $ 75,220  $148,690  $ 66,974  $ 65,069
  Cost of goods sold....       --       943    22,738    41,599    85,061    37,284    39,523
                         --------  --------  --------  --------  --------  --------  --------
  Gross margin..........      259       495     8,420    33,621    63,629    29,690    25,546
  Operating expenses:
    Research and
     development........      527     1,446     2,453     5,407    15,877     6,326    11,950
    Purchased research
     and development....       --        --     1,107        --    36,961    36,961        --
    Selling, general and
     administrative.....      726     1,381     9,403    17,061    26,653    11,209    13,117
    Program
     discontinuance
     charge.............       --        --        --        --        --        --    17,601
                         --------  --------  --------  --------  --------  --------  --------
      Total operating
       expenses.........    1,253     2,827    12,963    22,468    79,491    54,496    42,668
                         --------  --------  --------  --------  --------  --------  --------
  Operating income
   (loss)...............     (994)   (2,332)   (4,543)   11,153   (15,862)  (24,806)  (17,122)
  Interest income.......       10        57        22       380     1,680     1,155       203
  Interest expense......      (17)     (324)   (5,197)     (879)   (2,031)     (245)   (1,173)
  Other income
   (expense), net.......       --        --       (12)       16       451       181       259
                         --------  --------  --------  --------  --------  --------  --------
  Income (loss) from
   continuing operations
   before income taxes..   (1,001)   (2,599)   (9,730)   10,670   (15,762)  (23,715)  (17,833)
  Income tax expense
   (benefit)............       --        --      (830)      714    (6,399)   (9,448)   (6,149)
                         --------  --------  --------  --------  --------  --------  --------
  Net income (loss) from
   continuing
   operations...........   (1,001)   (2,599)   (8,900)    9,956    (9,363)  (14,267)  (11,684)
  Net loss from
   discontinued
   operations...........       --        --        --    (9,357)   (1,294)   (1,167)  (28,564)
                         --------  --------  --------  --------  --------  --------  --------
 Net income (loss)......   (1,001)   (2,599)   (8,900)      599   (10,657)  (15,434)  (40,248)
  Cumulative dividend on
   Preferred Stock......      (38)      (38)     (118)     (377)     (579)     (399)     (162)
                         --------  --------  --------  --------  --------  --------  --------
  Net income (loss)
   attributable to
   Common Stockholders.. $ (1,039) $ (2,637) $ (9,018) $    222  $(11,236) $(15,833) $(40,410)
                         ========  ========  ========  ========  ========  ========  ========
  Net income (loss) from
   continuing operations
   per share of Common
   Stock................ $  (1.96) $  (2.12) $  (3.26) $   0.97  $  (0.69) $  (1.02) $  (0.80)
  Net loss from
   discontinued
   operations per share
   of Common Stock......       --        --        --  $  (0.95) $  (0.09) $  (0.08) $  (1.92)
                         --------  --------  --------  --------  --------  --------  --------
  Net income (loss) per
   share of Common
   Stock................ $  (1.96) $  (2.12) $  (3.26) $   0.02  $  (0.78) $  (1.10) $  (2.72)
                         ========  ========  ========  ========  ========  ========  ========
  Weighted average
   shares of Common
   Stock outstanding(4).      530     1,243     2,763     9,865    14,434    14,310    14,851
CONSOLIDATED BALANCE
 SHEET DATA(3):
  Cash and cash
   equivalents.......... $    587  $  1,108  $    979  $ 65,790  $ 11,325  $ 31,050  $ 36,953
  Working capital.......     (816)    1,406    15,707    98,555    53,700    50,448    76,031
  Total assets..........    1,678     1,981    41,466   150,624   184,701   182,272   176,474
  Current portion of
   long-term debt.......       --        --       979     4,362     1,886     1,565     2,219
  Long-term debt, less
   current portion......       --        --     9,249     1,285    22,753    13,541    17,860
  Total stockholders'
   equity (deficit).....     (608)    1,616    19,575   130,120   128,337   118,897   114,109

------------------
(1) Includes results of operations of IPEC Planar Phoenix after its acquisition by the Company in September 1993.
(2) Includes results of operations of IPEC Planar Portland and IPEC Precision after their acquisition by the Company in October 1995 and December 1995, respectively.
(3) Financial data for fiscal 1995 and 1996 and the six months ended December 31, 1995 and 1996 have been restated to reflect the discontinuation of IPEC Clean during the second quarter of fiscal 1997.
(4) Computed on the basis described in Note 2 of Notes to Consolidated Financial Statements.

               MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL
                      CONDITION AND RESULTS OF OPERATIONS

  The following discussion and analysis should be read in conjunction with "Selected Consolidated Financial Data" and the Company's Consolidated Financial Statements and Notes thereto appearing elsewhere in this Prospectus. This Prospectus contains forward-looking statements that involve risks and uncertainties. The Company's actual future results could differ materially from those discussed in the forward-looking statements as a result of certain factors, including those discussed in "Risk Factors" and elsewhere in this Prospectus.

OVERVIEW

  IPEC is a Delaware corporation organized in December 1991 and is the successor by merger to a California corporation of the same name that was incorporated in October 1989. The Company is primarily engaged in designing, manufacturing, marketing and servicing equipment for the semiconductor manufacturing industry.

  The Company is organized into two divisions. IPEC Planar manufactures CMP equipment and CMP-related products. IPEC Precision manufactures advanced plasma-assisted chemical etching equipment and metrology equipment for use primarily in manufacturing of silicon wafers and semiconductor devices.

  IPEC incurred a net loss of $10.7 million in fiscal 1996 compared to net income of $0.6 million in fiscal 1995 and a net loss of $8.9 million in fiscal 1994. The results for fiscal 1996 and 1994 were negatively impacted by non-recurring charges related to the acquisitions of IPEC Planar Portland and IPEC Precision in fiscal 1996 and IPEC Planar Phoenix in fiscal 1994. Purchased research and development charges related to these acquisitions were approximately $37.0 million and $1.1 million in fiscal 1996 and 1994, respectively. Additionally, the Company incurred a charge amounting to approximately $4.3 million in fiscal 1994 for debt discount and deferred financing fees attributable to warrants issued in connection with a $5.0 million bridge loan which was repaid from the proceeds of a public offering.

  In the second quarter of fiscal 1997, the Company incurred a net loss of $36.9 million primarily due to the discontinuation of its IPEC Clean business and its Avanti 672 product development effort. Losses and financial information for fiscal 1995, fiscal 1996 and the six months ended December 31, 1995 and 1996 have been restated to reflect the discontinuation of IPEC Clean. The Company incurred a $25.0 million charge for estimated losses on disposal of IPEC Clean and a $1.9 million loss from IPEC Clean operations in the second quarter of fiscal 1997. In addition, the Company incurred a $17.6 million charge for asset write-downs due to the discontinuation of the Avanti 672 program development effort. As a result of the above charges, the Company will incur a net loss in fiscal 1997. The Company also expects that revenue for fiscal 1997 will be below revenue recorded in fiscal 1996. See "Risk Factors-- Operating Results Subject to Quarterly Fluctuations for Varied Reasons."

  The Company's revenue is derived from the sale of products, related spare parts and service. In accordance with generally accepted accounting principles, the Company recognizes revenue when a product is shipped. Revenue from spare part sales or service is recognized when shipped or upon completion of service.

  The Company's gross margin may vary due to many factors and is especially dependent on direct versus indirect sales, product mix and domestic versus international sales. The Company sells directly in the United States and such sales historically have had a higher gross margin than indirect international sales. Gross margins in any period may not be indicative of margins for future periods. See "Risk Factors--Operating Results Subject to Quarterly Fluctuations for Varied Reasons."

  The Company's fiscal 1997 operating results will be affected by the Company's exercise of its right to cause a significant customer to accelerate planned orders and the issuance to the customer of warrants to purchase IPEC Common Stock. During the first quarter of fiscal 1997, the customer agreed to accelerate certain orders into the first three quarters of fiscal 1997. In consideration for the acceleration, the Company committed to issue, during the first three quarters of fiscal 1997, warrants to purchase an aggregate minimum of 155,000 shares and an aggregate maximum of 250,000 shares of Common Stock. Costs associated with the issuance of warrants to purchase a minimum of 155,000 shares were incurred in the first quarter of fiscal 1997, resulting in a $657,000 increase in cost of goods sold. The Company accelerated orders in the second fiscal quarter, issuing an additional warrant to purchase 90,000 shares and recognized costs associated with an additional 45,000 shares, resulting in a $191,000 increase in cost of goods sold. The Company expects that additional orders will be accelerated into the third quarter and will recognize costs associated with an additional 50,000 shares, resulting in a $211,000 increase in cost of goods sold, due to the expected issuance of a warrant to purchase 100,000 shares. To the extent orders are accelerated during the first three quarters of fiscal 1997, this may reduce shipments anticipated for the fourth quarter of fiscal 1997 and for fiscal 1998. There can be no assurance that the Company can obtain replacement orders for shipment in these future periods. While the customer has acknowledged receipt of these machines, they have not all been delivered to the customer's facilities and placed into service, which could adversely affect the Company's ability to obtain replacement orders from this customer. See "--The Company Depends on a Small Number of Major Customers."

RESULTS OF OPERATIONS

  The following table sets forth, for the periods indicated, selected items of the Company's consolidated statements of operations expressed as a percentage of revenue:

                                          PERCENTAGE OF REVENUE
                                   --------------------------------------
                                                           SIX MONTHS
                                   FISCAL YEAR ENDED          ENDED
                                       JUNE 30,           DECEMBER 31,
                                   --------------------   ---------------
                                   1994    1995   1996     1995     1996
                                   -----   -----  -----   ------   ------
Revenue........................... 100.0%  100.0% 100.0%   100.0%   100.0%
Cost of goods sold................  73.0    55.3   57.2     55.7     60.7
                                   -----   -----  -----   ------   ------
Gross margin......................  27.0    44.7   42.8     44.3     39.3
Operating expenses:
 Research and development.........   7.9     7.2   10.7      9.4     18.4
 Purchased research and
  development.....................   3.5      --   24.9     55.2       --
 Selling, general and
  administrative..................  30.2    22.7   17.9     16.7     20.2
 Program discontinuance charge....    --      --     --       --     27.0
                                   -----   -----  -----   ------   ------
  Total operating expenses........  41.6    29.9   53.5     81.3     65.6
                                   -----   -----  -----   ------   ------
Operating income (loss)........... (14.6)   14.8  (10.7)   (37.0)   (26.3)
Interest income...................    --     0.5    1.1      1.7      0.3
Interest expense.................. (16.6)   (1.2)  (1.3)    (0.4)    (1.8)
Other income, net.................    --      --    0.3      0.3      0.4
                                   -----   -----  -----   ------   ------
Income (loss) from continuing
 operations before income taxes... (31.2)   14.1  (10.6)   (35.4)   (27.4)
Income tax expense (benefit)......  (2.6)    0.9   (4.3)   (14.1)    (9.4)
                                   -----   -----  -----   ------   ------
Net income (loss) from continuing
 operations....................... (28.6)   13.2   (6.3)   (21.3)   (18.0)
Net loss from discontinued
 operations.......................    --   (12.4)  (0.9)    (1.7)   (43.9)
                                   -----   -----  -----   ------   ------
Net income (loss)................. (28.6)%   0.8%  (7.2)%  (23.0)%  (61.9)%
                                   =====   =====  =====   ======   ======

SIX MONTHS ENDED DECEMBER 31, 1996 COMPARED TO SIX MONTHS ENDED DECEMBER 31,
1995

  Revenue. Revenue was $65.1 million for the six months ended December 31, 1996 compared to $67.0 million for the six months ended December 31, 1995. This 3% decrease was primarily attributable to an industry-wide slowdown in semiconductor capital equipment shipments in the first six months of fiscal 1997, which adversely affected sales of the Company's CMP equipment. Revenue from foreign sales represented 36% and 23% of total sales in the first six months of fiscal 1997 and fiscal 1996, respectively. The Company expects that revenue for the year ending June 30, 1997 will be below revenue reported for the year ended June 30, 1996.

  Cost of goods sold. Cost of goods sold increased as a percentage of revenue to 60.7% in the first six months of fiscal 1997 from 55.7% in the first six months of fiscal 1996. Cost of goods sold increased as a percentage of revenue in the first six months of fiscal 1997 due to the allocation of higher levels of customer service expenditures across lower revenue, costs associated with suspending material procurement for the Avanti 672 and a higher percentage of sales through international distributors. Gross margin during the first six months of fiscal 1997 was also adversely affected by a $0.8 million increase in cost of goods sold related to warrants issued to a major customer in connection with an agreement permitting the Company to accelerate certain deliveries in the first, second and third quarters of fiscal 1997. During the first six months of fiscal 1997 the customer accelerated orders under this agreement that accounted for approximately 19% of revenue. The charge in a quarter is based on the market value of the warrant shares on the date of the agreement and the incremental number of warrant shares issued in the quarter.

  The Company's gross margin is impacted by a number of factors, such as product mix, material costs and the level of international sales, which may result in greater sales discounts and lower gross margin. Since IPEC Precision is commencing operations and its customer base is new, the Company expects that IPEC Precision's gross margin percentage will continue to be lower than the gross margin attained for the Company's CMP tools. As new products are introduced by IPEC Precision in future quarters, the Company's gross margin may decrease. During the Company's planned transition to direct sales and field service, distributor discounts will continue to negatively impact gross margin. Gross margin in future periods may be higher or lower than those in the first six months of fiscal 1997 depending on such factors. Due to these factors, there can be no assurance that gross margin will improve over fiscal 1996 levels in the near future. See "Risk Factors--Operating Results Subject to Quarterly Fluctuations for Varied Reasons."

  Research and development. Research and development expense increased 89% to $12.0 million in the first six months of fiscal 1997 from $6.3 million in the first six months of fiscal 1996, and increased as a percentage of revenue to 18.4% in the first six months of fiscal 1997 from 9.4% in the first six months of fiscal 1996. This increase was primarily due to development of the Company's AvantGaard 676 and Avanti 672 high-throughput CMP tools. The Avanti 672 program was discontinued in the second quarter of fiscal 1997. Incremental costs of $2.0 million in the first six months of 1997 were incurred at IPEC Precision, which was acquired in December 1995, for the development of proprietary plasma-assisted chemical etching and metrology technology.

  Purchased research and development. The Company incurred a charge of $37.0 million for purchased in-process research and development in the first six months of fiscal 1996 as a result of the acquisitions of IPEC Planar Portland and IPEC Precision.

  Selling, general and administrative. Selling, general and administrative expenses increased 17% to $13.1 million in the first six months of fiscal 1997 from $11.2 million in the first six months of fiscal 1996, and increased as a percentage of revenue to 20.2% in the first six months of fiscal 1997 from 16.7% in the first six months of fiscal 1996. This increase was primarily due to incremental selling, general and administrative expenses at IPEC Precision and additional depreciation, amortization and overhead resulting from acquisitions completed in the first half of fiscal 1996. These expenses were partially offset by work force reductions in the first and second quarters of fiscal 1997 which reduced salary expense at IPEC Planar and IPEC Precision by approximately $0.2 million per quarter. Selling, general and administrative expenses for the first six months of fiscal 1997 were offset in part by a $0.9 million benefit resulting from adjustments for both the fiscal 1994 IPEC Planar Phoenix and fiscal 1996 IPEC Planar Portland acquisitions.

  Program discontinuance charge. The Company has demonstrated that the AvantGaard 676 tool can be used for both metal and oxide planarization, resulting in a decision to focus solely on the AvantGaard 676 as the next generation CMP tool. Accordingly, the Company incurred a $17.6 million program discontinuance charge in the first six months of fiscal 1997 from write-downs of inventory and assets relating to the Company's discontinuation of the Avanti 672 program. See "Risk Factors--Product Development Difficulties Could Adversely Affect the Company's Results of Operations."

  Interest income. Interest income decreased to $0.2 million in the first six months of fiscal 1997 from $1.2 million in the first six months of fiscal 1996 as a result of lower average cash and cash equivalent balances in fiscal 1997. Higher balances in the second quarter of fiscal 1996 resulted from the exercise of warrants in the fourth quarter of fiscal 1995, resulting in proceeds to the Company of $63.2 million. Cash generated from the convertible preferred stock financing and the sale/leaseback of the Phoenix manufacturing and administrative facility, discussed in "Liquidity and Capital Resources" below, had no significant effect on interest income in the fiscal 1997 six-month period because these transactions were completed toward the end of that period in December 1996.

  Interest expense. Interest expense increased to $1.2 million in the first six months of fiscal 1997 from $0.2 million in the first six months of fiscal 1996 as a result of increased borrowings.

  Income from continuing operations. As a result of the Company's decision to focus on CMP and CMP-related products, the Company has decided to divest the operations of IPEC Clean. The operating results of IPEC Clean have been segregated from the continuing operations of the Company and reported separately as discontinued operations for all periods presented. The loss from operations of IPEC Clean increased to $28.6 million in the first six months of fiscal 1997 from $1.2 million in the first six months of fiscal 1996. The loss for the fiscal 1997 period included $25.0 for the estimated loss on disposal of IPEC Clean primarily as a result of program discontinuance charges, with the remainder consisting of operating losses. See "Risk Factors--Future Acquisitions and Dispositions May Require Significant Resources and Adversely Affect Results."

  Income tax expense. The loss from continuing operations before income taxes amounted to $17.8 million and $23.7 million for the six-month periods of fiscal 1997 and 1996, respectively. Income tax benefit amounted to $6.1 million and $9.4 million for the six-month periods of fiscal 1997 and 1996, or effective tax benefit rates of 34% and 40%, respectively. The lower benefit rate for the fiscal 1997 six-month period resulted primarily from adjustments of deferred tax balances and state tax accruals.

FISCAL YEAR 1996 COMPARED TO FISCAL YEAR 1995

  Revenue. Revenue was $148.7 million for the year ended June 30, 1996 compared to $75.2 million for the year ended June 30, 1995. This increase was attributable to increased sales of $68.5 million for IPEC Planar (including sales of IPEC Planar Portland, which was acquired in the second quarter of fiscal 1996) and sales of $5.0 million for IPEC Precision (which was acquired in the second quarter of fiscal 1996). Revenue from foreign sales represented approximately 28% and 21% of total revenue in fiscal 1996 and 1995, respectively.

  Cost of goods sold. Cost of goods sold increased as a percentage of revenue to 57.2% in fiscal 1996 from 55.3% in fiscal 1995, due in part to the increased level of international sales in fiscal 1996, where the Company typically sells indirectly through distributors. Also, during fiscal 1996, volume purchase agreement sales from IPEC Planar Portland and IPEC Precision's initial sales to customers lowered gross margin by approximately 1%.

  Research and development. Research and development expense increased 194% to $15.9 million in fiscal 1996 from $5.4 million in fiscal 1995, and increased as a percentage of revenue to 10.7% in fiscal 1996 from

7.2% in fiscal 1995. Approximately $8.9 million of the increased research and development expense resulted primarily from costs incurred to develop the Company's Avanti 672 and AvantGaard 676 CMP tools. Additional costs amounting to $1.6 million were also incurred at IPEC Precision, which resulted from the development of plasma-assisted chemical etching and metrology technologies.

  Purchased research and development. The Company incurred one-time purchased research and development charges amounting to $37.0 million in fiscal 1996 as a result of the acquisitions of IPEC Planar Portland and IPEC Precision.

  Selling, general and administrative. Selling, general and administrative expenses increased 56% to $26.7 million in fiscal 1996 from $17.1 million in fiscal 1995, and decreased as a percentage of revenue to 17.9% in fiscal 1996 from 22.7% in fiscal 1995. The absolute dollar increase was primarily due to the growth of the Company, which resulted in the addition of personnel, sales commissions and additional depreciation and amortization resulting from recent acquisitions and the Company's new Planar Phoenix facility. The decrease as a percentage of revenue was primarily due to greater levels of revenue.

  Operating income. The operating loss for fiscal 1996 was $15.9 million compared to operating income of $11.2 million in fiscal 1995. The loss in fiscal 1996 was principally attributable to $37.0 million of purchased research and development charges related to the acquisitions of IPEC Planar Portland and IPEC Precision and increased research and development expenditures. Excluding acquisition charges, operating income would have been $21.1 million in fiscal 1996.

  Interest expense. Interest expense increased to $2.0 million in fiscal 1996 from $0.9 million in fiscal 1995 as a result of higher borrowing levels. Debt financing occurred during fiscal 1996 to acquire IPEC Precision and for the construction of a new manufacturing facility in Phoenix. A substantial portion of the Company's financing was consolidated with a $10.0 million term loan and a $30.0 million revolving loan facility agreement with a bank in the fourth quarter of fiscal 1996.

  Interest income. Interest income increased to $1.7 million in fiscal 1996 from $0.4 million in fiscal 1995 as a result of higher levels of invested cash, particularly in the first and second quarters of fiscal 1996. Higher cash balances in fiscal 1996 resulted from the exercise of warrants in late fiscal 1995 resulting in net proceeds to the Company of $63.2 million.

  Income tax expense. As a result of the write-offs in fiscal 1996, the Company's effective tax benefit rate was 40.6% in fiscal 1996. Due to the Company's ability to utilize net operating loss carryforwards in fiscal 1995, the effective tax rate was 6.7%. These net operating loss carryforwards were fully utilized in fiscal 1995.

  Net loss from discontinued operations. Losses from discontinued operations amounted to $1.3 million in fiscal 1996 compared to $9.4 million in fiscal 1995, primarily as a result of the purchased research and development charge of $8.5 million related to the acquisition of IPEC Clean in fiscal 1995.

  Net income per share. Net loss per share was $0.78 in fiscal 1996 compared to net income per share of $0.02 in fiscal 1995. The weighted average number of common shares outstanding increased to 14.4 million shares in fiscal 1996 from 9.9 million shares in fiscal 1995, primarily as a result of warrant calls during fiscal 1995 and shares issued in connection with the Company's acquisition of IPEC Clean. Since the Class B warrant call occurred in the fourth quarter of fiscal 1995, the weighted average number of shares of common stock outstanding was not fully affected until fiscal 1996.

FISCAL YEAR 1995 COMPARED TO FISCAL YEAR 1994

  Revenue. Revenue was $75.2 million for the year ended June 30, 1995 compared to $31.2 million for the year ended June 30, 1994. This 141% increase was due primarily to increased sales for IPEC Planar Phoenix (which was acquired in the first quarter of fiscal 1994). Revenue from foreign sales represented 21% and 39% of total sales in fiscal 1995 and 1994, respectively.

  Cost of goods sold. Cost of goods sold decreased as a percentage of revenue to 55.3% in fiscal 1995 from 73.0% in fiscal 1994. Cost of goods sold decreased as a percentage of revenue in fiscal 1995 due in part to improvements in operating efficiencies in both subassembly manufacturing and final product assembly, a reduction in labor hours, improved material procurement practices, increased product reliability and increased economies of scale. The increase in revenue in fiscal 1995 also had a significant impact on operating efficiencies. The acquisition of IPEC Planar Phoenix occurred in fiscal 1994 and resulted in operating inefficiencies inherent in the transitional phases of merging IPEC and IPEC Planar Phoenix. Additionally, during fiscal 1994 there was a $1.3 million inventory write-off.

  Research and development. Research and development expense increased 120% to $5.4 million in fiscal 1995 from $2.5 million in fiscal 1994, and decreased as a percentage of revenue to 7.2% in fiscal 1995 from 7.9% in fiscal 1994. The increase in absolute dollars was primarily due to the development of new CMP products and processes.

  Selling, general and administrative. Selling, general and administrative expenses increased 81% to $17.1 million in fiscal 1995 from $9.4 million in fiscal 1994, and decreased as a percentage of revenue to 22.7% in fiscal 1995 from 30.2% in fiscal 1994. The absolute dollar increase was primarily due to the growth of the Company resulting in the addition of senior level personnel, legal, accounting and consulting expenses related to financing activities, and sales commissions.

  Operating income. Operating income was $11.2 million in fiscal 1995 compared to an operating loss of $4.5 million in fiscal 1994. During fiscal 1994, the Company experienced substantially higher labor, material and engineering and manufacturing support costs as part of its start-up and initial production of the Avanti 472 product line. While cost of goods sold and research and development expenses were also high in fiscal 1995, these costs decreased as a percentage of revenue to 61.4% in fiscal 1995 from 80.9% in fiscal 1994.

  Interest expense. Debt discount and deferred financing fees of $4.3 million were included in interest expense in fiscal 1994. Those fees were attributable to a $5.0 million bridge loan and a $2.0 million credit line, which were repaid in fiscal 1994.

  Income tax expense. After recognizing tax benefits attributable to the reversal of the valuation allowance for deferred tax assets utilization of federal and state research and development credits, the Company recognized a tax provision in fiscal 1995 of $0.7 million compared to a tax benefit of $0.8 million in fiscal 1994. Due to the Company's ability to utilize net operating losses, its effective tax rate was 6.7% in fiscal 1995.

  Net income from discontinued operations. Losses from discontinued operations of $9.4 million were incurred in fiscal 1995, primarily as a result of a purchased research and development charge amounting to $8.5 million in connection with the acquisition in fiscal 1995 of IPEC Clean.

  Net income per share. Net income per share was $0.02 in fiscal 1995 compared to a net loss of $3.26 per share in fiscal 1994. The weighted average number of shares of common stock outstanding increased to 9.9 million at June 30, 1995 from 2.8 million at June 30, 1994. This increase was the result of several factors, including option grants, the issuance of shares of Series B Preferred Stock due to earn-outs based on revenue growth, shares issued as a result of Class A and Class B warrant calls and shares issued in connection with the acquisition of IPEC Clean. Because the majority of these factors occurred in the fourth quarter of fiscal 1995, the weighted average number of shares of common stock outstanding in fiscal 1995 does not reflect the full impact of these factors.

SELECTED QUARTERLY RESULTS OF OPERATIONS

  The following table sets forth certain unaudited statement of operations data for the six quarters ended December 31, 1996, as well as such data expressed as a percentage of the Company's revenue for the periods indicated. This data has been derived from unaudited financial statements that, in the opinion of management, include all adjustments (consisting of adjustments for purchased research and development, a discontinued research and development program, a write-down of assets of discontinued operations and normal recurring adjustments) necessary for a fair presentation of such information when read in conjunction with the Company's annual audited consolidated financial statements and notes thereto. See "Risk Factors--Operating Results are Subject to Quarterly Fluctuations for Varied Reasons."

                                               QUARTER ENDED
                          ------------------------------------------------------------
                          SEPT. 30, DEC. 31,   MAR. 31,  JUNE 30,  SEPT. 30,  DEC. 31,
                            1995      1995       1996      1996      1996       1996
                          --------- --------   --------  --------  ---------  --------
                                   (IN THOUSANDS, EXCEPT PER SHARE DATA)
Revenue.................   $30,164  $ 36,810   $39,864   $41,852    $29,407   $ 35,662
Cost of goods sold......    16,221    21,063    23,217    24,560     19,043     20,480
                           -------  --------   -------   -------    -------   --------
Gross margin............    13,943    15,747    16,647    17,292     10,364     15,182
Operating expenses:
 Research and
  development...........     2,844     3,482     4,589     4,962      6,507      5,443
 Purchased research and
  development...........        --    36,961        --        --         --         --
 Selling, general and
  administrative........     4,815     6,394     8,193     7,251      6,305      6,812
 Program discontinuance
  charge................        --        --        --        --         --     17,601
                           -------  --------   -------   -------    -------   --------
   Total operating
    expenses............     7,659    46,837    12,782    12,213     12,812     29,856
                           -------  --------   -------   -------    -------   --------
Operating income (loss).     6,284   (31,090)    3,865     5,079     (2,448)   (14,674)
Interest income.........       826       329       371       154        109         94
Interest expense........      (149)      (96)   (1,117)     (669)      (572)      (601)
Other income, net.......        65       116       182        88         67        192
                           -------  --------   -------   -------    -------   --------
Income (loss) from con-
 tinuing operations be-
 fore income taxes......     7,026   (30,741)    3,301     4,652     (2,844)   (14,989)
Income tax expense (ben-
 efit)..................     2,566   (12,014)    1,181     1,868     (1,185)    (4,964)
                           -------  --------   -------   -------    -------   --------
Net income (loss) from
 continuing operations..     4,460   (18,727)    2,120     2,784     (1,659)   (10,025)
Net income (loss) from
 discontinued opera-
 tions..................      (948)     (219)      576      (703)    (1,718)   (26,846)
                           -------  --------   -------   -------    -------   --------
Net income (loss).......     3,512   (18,946)    2,696     2,081     (3,377)   (36,871)
Cumulative dividend on
 Preferred Stock........      (309)      (90)      (90)      (90)       (81)       (81)
                           -------  --------   -------   -------    -------   --------
Net income (loss) at-
 tributable to Common
 Stockholders...........   $ 3,203  $(19,036)  $ 2,606   $ 1,991    $(3,458)  $(36,952)
                           =======  ========   =======   =======    =======   ========
                                           PERCENTAGE OF REVENUE
                          ------------------------------------------------------------
Revenue.................     100.0%    100.0%    100.0%    100.0%     100.0%     100.0%
Cost of goods sold......      53.8      57.2      58.2      58.7       64.8       57.4
                           -------  --------   -------   -------    -------   --------
Gross margin............      46.2      42.8      41.8      41.3       35.2       42.6
Operating expenses:
 Research and
  development...........       9.4       9.5      11.5      11.9       22.1       15.2
 Purchased research and
  development...........        --     100.4        --        --         --         --
 Selling, general and
  administrative........      16.0      17.4      20.6      17.3       21.4       19.1
 Program discontinuance
  charge................        --        --        --        --         --       49.4
                           -------  --------   -------   -------    -------   --------
   Total operating
    expenses............      25.4     127.3      32.1      29.2       43.5       83.7
                           -------  --------   -------   -------    -------   --------
Operating income (loss).      20.8     (84.5)      9.7      12.1       (8.3)     (41.1)
Interest income.........       2.8       0.9       0.9       0.4        0.4        0.3
Interest expense........      (0.5)     (0.2)     (2.8)     (1.6)      (1.9)      (1.7)
Other income, net.......       0.2       0.3       0.5       0.2        0.2        0.5
                           -------  --------   -------   -------    -------   --------
Income (loss) from con-
 tinuing operations be-
 fore income taxes......      23.3     (83.5)      8.3      11.1       (9.6)     (42.0)
Income tax expense (ben-
 efit)..................       8.5     (32.6)      3.0       4.4       (4.0)     (13.9)
                           -------  --------   -------   -------    -------   --------
Net income (loss) from
 continuing operations..      14.8     (50.9)      5.3       6.7       (5.6)     (28.1)
Net income (loss) from
 discontinued opera-
 tions..................      (3.2)     (0.6)      1.4      (1.7)      (5.8)     (75.3)
                           -------  --------   -------   -------    -------   --------
Net income (loss).......      11.6     (51.5)      6.7       5.0      (11.4)    (103.4)
Cumulative dividend on
 Preferred Stock........      (1.0)     (0.2)     (0.2)     (0.2)      (0.3)      (0.2)
                           -------  --------   -------   -------    -------   --------
Net income (loss) at-
 tributable to Common
 Stockholders...........      10.6%    (51.7)%     6.5%      4.8%     (11.7)%  (103.6)%
                           =======  ========   =======   =======    =======   ========

  Revenue for fiscal 1996 increased each quarter due to increased sales of CMP systems and incremental revenue from IPEC Precision in the fourth quarter of fiscal 1996. Revenue decreased in the first and second quarters of fiscal 1997 from the fourth quarter of fiscal 1996 due to an industry-wide slowdown in semiconductor capital equipment shipments in the first six months of fiscal 1997. Approximately 23% and 16% of the Company's aggregate revenue in the first and second quarters, respectively, of fiscal 1997 was due to the acceleration into such quarters of product deliveries to a major customer. In connection with such product acceleration, the Company issued warrants to such customer, which resulted in increases in the cost of goods sold for such quarters. Research and development expense increased for the five consecutive quarters ended September 30, 1996 due to the Company's development of the Avanti 672 and AvantGaard 676, and decreased in the quarter ended December 31, 1996 due to the discontinuation of the Avanti 672 program development effort in that quarter. See "MD&A--Overview" and "Risk Factors--The Company Depends on a Small Number of Major Customers" and "--Acceleration of Product Shipments Due to Issuance of Warrants Has Increased Revenue and Cost of Goods Sold."

LIQUIDITY AND CAPITAL RESOURCES

  The Company's principal sources of liquidity include cash and cash equivalents of $37.0 million at December 31, 1996. An additional $1.2 million was available under a revolving loan facility for borrowings at December 31, 1996, based on eligible accounts receivable that can be used to collateralize such borrowings.

  During the second quarter of fiscal 1997, the Company issued 100,000 shares of Series C Preferred Stock (all of which were converted into 1,283,961 shares of Common Stock on February 25, 1997) and a warrant to purchase up to 456,000 shares of Common Stock in exchange for $25.0 million. During the second quarter of fiscal 1997, the Company also completed a sale/leaseback of its 150,000 square foot Phoenix manufacturing and administrative facility. The facility was sold for $18.7 million and leased back to the Company for an initial 15-year term and two five-year renewal options. Proceeds from these financings were used to repay a $10.0 million term loan and for working capital purposes.

  The Company entered into a loan agreement with a bank in April 1996. Under the terms of the agreement, the Company received a $10.0 million term loan and a $30.0 million revolving loan facility to provide working capital and for general corporate purposes. Proceeds from the loan agreement were utilized to pay $16.0 million of debt incurred in connection with the acquisition of IPEC Precision. Approximately $2.0 million was outstanding under the revolving loan facility at January 31, 1997. The loan agreement includes various covenants, including, among other things, maintenance of certain financial ratios and limitations on the amount of dividends that can be paid to stockholders. See
Note 8 of Notes to Consolidated Financial Statements. The loan agreement expires in April 1997. The Company intends to enter into another revolving credit agreement. At this time the terms of the new agreement cannot be determined. The new agreement may require that amounts outstanding under the current loan agreement be repaid.

  In fiscal 1996, cash and cash equivalents decreased by $54.5 million. The Company generated $9.6 million of cash from operating activities in fiscal 1996. The Company used $59.3 million of cash for investing activities in fiscal 1996. Investments for the acquisition of IPEC Planar Portland and IPEC Precision used $12.0 million and $11.5 million of cash, respectively. Purchases of property and equipment used $36.6 million of cash, primarily for the construction of a new manufacturing facility in Phoenix, Arizona.

  The Company believes that the net proceeds from the sale of Common Stock offered hereby, together with its cash and cash equivalents, will be sufficient to fund its operations for at least the next 12 months. Additional new debt or equity financing may be required in the future to fund the Company's operations. There can be no assurance that such additional financing will be available when needed or, if available, will be on satisfactory terms. In order to raise capital, the Company may issue debt or equity securities senior to the outstanding Common Stock and may incur substantial dilution. See "Risk Factors--The Company May Need to Raise Capital on Unfavorable Terms."

                                   BUSINESS

THE COMPANY


  IPEC is the leading supplier of chemical mechanical planarization ("CMP") systems used in the manufacture of semiconductors. CMP combines an abrasive slurry and mechanical pressure to flatten the surface of a silicon wafer after each layer of conducting metal or insulating oxide is deposited on the wafer. CMP creates a flatter surface which increases the precision with which photolithography can imprint multiple layers of circuit diagrams and reduces wafer defects in producing advanced semiconductors. The Company believes that CMP is increasingly necessary for semiconductor manufacturers to achieve adequate yields and to increase revenue per wafer as advanced semiconductors are designed with three or more metal layers and line widths at or below 0.5 micron. IPEC's CMP systems are used to manufacture advanced microprocessors such as Intel's Pentium, Pentium Pro and related MMX microprocessors, Digital Equipment's Alpha and Motorola's Power PC, as well as advanced memory products such as DRAMs produced by IBM, Micron and Siemens.

  The Company is organized into two divisions. IPEC Planar manufactures CMP equipment and CMP-related products. IPEC Precision manufactures advanced plasma assisted chemical etching equipment and metrology equipment for use primarily in manufacturing of silicon wafers and semiconductor devices.

  During the second quarter of fiscal 1997, the Company announced its strategic decision to focus its resources on manufacturing of CMP and CMP-related equipment. As a result, the Company adopted a plan for the disposition of IPEC Clean by the end of calendar 1997. IPEC Clean provides chemical reprocessing and distribution systems and stand-alone post-CMP wafer cleaning systems. Financial data from the time of acquisition through the second quarter of fiscal 1997 have been restated to reflect the discontinuation of IPEC Clean.

INDUSTRY BACKGROUND

  Demand for semiconductors continues to expand, driven largely by the growth of existing computer and communications markets and the emergence of new segments in these markets, such as multimedia, portable computing and wireless communications. The increase in semiconductor demand is fueled by the development of more complex, higher performance ICs at reduced cost per function. The production of these more complex and higher performance ICs requires more advanced and expensive wafer fabrication equipment. Today's advanced wafer fabrication facility costs in excess of $1 billion to construct, with more than two-thirds of this cost allocated to equipment. According to VLSI Research, as of January 1997 there were approximately 90 wafer fabrication facilities under construction or expansion.

  Semiconductor manufacturers have capitalized on advances in semiconductor equipment technology to produce increasingly complex ICs at lower cost. Semiconductor manufacturers use circuit designs with more layers of metal and finer line widths to produce ICs which can provide more functionality, operate at higher speeds, occupy less space and consume less power. For example, in 1989, the Intel 386 microprocessor was produced with two layers of metal and
0.8 micron line widths, and 4-megabit DRAMs were produced using two metal layers and line widths of 1.0 micron. Today's Pentium microprocessor is produced with four metal layers at 0.5 micron line widths or less, and 64-megabit DRAMs will be produced at 0.35 micron geometries using three metal layers. In addition, over the past five years, manufacturers of ICs have migrated from semiconductor wafers of four to six inches in diameter to eight inch wafers to increase the number of integrated circuits per wafer. Improvements in IC design and performance, together with increased wafer sizes, have increased the value of each wafer. This has caused semiconductor manufacturers to place greater emphasis on wafer processing equipment that reduces risk of damage to each wafer.

  The production of advanced semiconductor wafers typically includes alternating steps of deposition, etching and cleaning, where multiple layers of highly complex circuit designs are built on the wafer substrate. These steps are repeated numerous times in order to layer different materials and imprint various features on the wafer. Deposition and etching processes create an uneven topography on the wafer surface. At line widths at or below 0.5 micron, topographical variations can prevent precise resolution during photolithography, which leads to wafer defects and reduced yields. In addition, for complex devices with multiple layers of metal, the etching process typically leaves metal residues that can produce short circuits when other metal layers are deposited. Nevertheless, the Company believes that future production of high performance microprocessors and memory devices will require three or more layers of metal, line widths at or below 0.35 micron, and wafer diameters of eight inches or more.

  As complex ICs are produced with multiple layers of metal and at line widths at or below 0.5 micron, planarization is increasingly necessary after each deposition or etching step to achieve adequate yields and revenue per wafer. Traditional planarization techniques deposit additional dielectric material to fill gaps and etch the dielectric layer to remove bumps, or apply a glass-like material to fill gaps. However, these methods achieve a relatively smooth surface for only a small area of the wafer. Consequently, these traditional techniques have not proven effective for achieving adequate planarity across an entire wafer to allow consistent imaging of devices with geometries at or below 0.5 micron. In contrast, chemical mechanical planarization, originally used to polish optical lenses and bare silicon wafers, results in a uniformly planar surface by combining abrasive slurry and mechanical pressure to remove excess insulating (or dielectric) material and metal residues. CMP enables semiconductor manufacturers to develop advanced semiconductor designs with more layers of metal and finer geometries. At the same time, CMP reduces the cost to manufacture these more advanced ICs by increasing yields.

  The growth of the CMP market is driven by the demand for continually more complex, high performance integrated circuits at reduced costs per function. The average of estimates by Dataquest and VLSI Research indicate that the CMP market was approximately $260 million in calendar 1996. According to Dataquest and VLSI Research, the CMP market grew 35% from calendar 1995 to calendar 1996 and is projected to generate over $1 billion of revenue in calendar 2001, representing a compound annual growth rate of approximately 30% per year. Although the CMP polisher market grew from calendar 1995 to calendar 1996, the market experienced an industry-wide slowdown in the second half of calendar 1996, which caused the Company's CMP revenues to decrease from prior periods. Although Dataquest has forecast an 18% drop in calendar 1997 wafer fabrication equipment sales and a 6% increase in calendar 1998, the CMP market forecast is more robust. Dataquest projects 25% growth in the CMP market in calendar 1997, followed by a 36% increase in calendar 1998. See "Risk Factors--The Company Depends on Broader Industry Acceptance of CMP and the AvantGaard 676."

THE IPEC STRATEGY

  IPEC's strategy is to build on its existing leadership position in the CMP market, to reduce the cost of ownership for its CMP equipment and to enhance customer satisfaction.

  Build on Existing CMP Market Leadership. The Company has sold its CMP systems to more than 65 semiconductor manufacturers, including most of the top volume producers of ICs worldwide. The Company believes that 11 of the 13 companies currently using CMP for volume production use IPEC's products to produce advanced ICs. These IPEC customers include IBM, Intel and Motorola. IPEC's strategy is to leverage its strength in the market for CMP polishers both by assisting a broad range of manufacturers in their transition from pilot to volume use of CMP and by encouraging migration to IPEC's next generation of integrated polishing and cleaning products, which are designed to lower cost of ownership. See "Risk Factors--The Company Depends on Broader Industry Acceptance of CMP and the AvantGaard 676."

  Reduce Cost of Ownership. IPEC devotes resources to improve its existing CMP polishers and develop new products designed to increase throughput, occupy less space than currently available solutions and reduce use of consumables. With its highly compact polishing systems for both metal and oxide planarization which operates at a throughput rate of approximately 40 wafers per hour, the AvantGaard 676 represents a significant step in this strategy. IPEC's design strategy emphasizes higher levels of reliability and ease of use. The

Company believes that these design principles reduce cost of ownership by minimizing equipment down time, footprint, training requirements and operator demands. See "Risk Factors--Product Development Difficulties Could Adversely Affect the Company's Results of Operations."

  Enhance Customer Satisfaction Worldwide. The Company's customers operate semiconductor fabrication facilities in North America, Asia and Europe. These customers demand equipment solutions tailored to their unique manufacturing process needs, a high level of customer service and close interaction with their equipment suppliers. IPEC's operating strategy emphasizes meeting these expectations through a sales process focused on each customer's requirements through a worldwide service organization. To ensure high quality customer service, the Company increased its customer support staff at IPEC Planar 110% to 143 persons as of June 30, 1996 from 68 persons as of June 30, 1995. As of December 31, 1996, IPEC Planar employed 155 customer support persons. IPEC intends to enhance its customer service and support globally by increasing its local installation and customer service capabilities. The Company also believes that direct distribution by IPEC in selected markets outside North America will contribute to customer satisfaction, and IPEC intends to increase its direct participation in those markets. See "Risk Factors--The Company is Subject to Risks Associated with International Sales" and "--The Company's Strategy Relies on Increased Penetration of the Asian Market."

PRODUCTS AND PRODUCTS UNDER DEVELOPMENT

 IPEC Planar

  IPEC developed the use of CMP for wafer processing together with a major semiconductor manufacturer. The Company's core CMP technologies include precise mechanical controls for wafer and pad positioning, movement and pressure; wet chemistry and fluid dynamics related to particle size, temperature and flow; pad reconditioning; electrical design in a wet chemistry environment; and control software with a graphical user interface.

  The Company's current CMP systems are automated tools for uniformly planarizing oxide and metal layers on silicon wafers from four to eight inches in diameter. The systems are designed to perform planarizing applications requiring process flexibility with repeatable results. IPEC's CMP products feature automatic cassette loading and unloading, two-step planarizing and temperature, pressure and surface speed control. Planarization in the Company's CMP systems is achieved by pressure and three relative wafer motions; the wafer chuck rotates about its center, the arm supporting the wafer chuck oscillates and the polishing plate (which has a polishing pad laminated to its surface) rotates. This combination of pressure and motion ensures uniform material removal and flatness across the entire wafer surface and from wafer to wafer.

  Wafer carrier and platen rotation speeds are programmable to allow control of wafer rotation speed during the planarizing operation. The rotation speeds work in tandem with programmable arm oscillation and chemical slurry supply. System operation is controlled from a centrally located programmable control panel. A number of process programs can be stored in memory to allow quick selection of stored process parameters for different wafer sizes, materials or processes. While the system normally operates automatically, with the computer program controlling all operating variables, the system also allows for manual control.

  The Company currently manufactures three wafer planarization systems: the AvantGaard 676, the Avanti 472 and the Avanti 372M. IPEC is developing the AvantGaard 776 Automatic Wafer Planarization System. The Company's CMP systems are configured to match varying customer requirements and offer different throughput levels and ease of use. IPEC's present CMP systems range in price from $475,000 to $1.4 million depending on configuration and options. In fiscal 1996 and 1995, sales of the Company's CMP stand-alone polishing systems accounted for approximately 84% and 82%, respectively, of the Company's total revenue.

  The AvantGaard 676 Wafer Planarization System was acquired in October 1995 through the acquisition of IPEC Planar Portland, at which time the tool was being sold to only one customer. IPEC introduced the

AvantGaard 676 for metal process to the open market in April 1996. The Company recently demonstrated an oxide process for the AvantGaard 676. The AvantGaard 676 is a four head, one wafer at a time, metal and oxide planarization system that uses an orbital polishing motion. This is a high-throughput system capable of processing approximately 40 wafers per hour and offers one of the industry's smallest footprints. As of December 31, 1996, the Company had sold the AvantGaard 676 to nine customers. The AvantGaard 676 was initially designed solely to planarize metal layers and has not been widely used for this purpose in volume production. The Company's oxide process for the AvantGaard 676 was recently developed. The Company believes that the oxide process is being used by a very limited number of customers. See "Risk Factors--The Company Depends on Broader Industry Acceptance of CMP and the AvantGaard 676" and "--The Company Depends on a Small Number of Major Customers."

  The Avanti 472 Automatic Wafer Planarization System, introduced in March 1994, is a fully automated, single-side, single wafer planarization system for polishing oxide and metal layers on silicon wafers from four to eight inches in diameter. In addition to the planarization of oxide layers, the system polishes layers of metal interconnects, including tungsten, aluminum and copper. The Avanti 472 offers higher throughput and improved ergonomics over the previous generation 372M, as well as an improved pad conditioner system.

  The Avanti 372M Automatic Wafer Planarization System, introduced in 1992, is similar to the Avanti 472. The 372M is sold primarily to one customer.

  The AvantGaard 776 Automatic Wafer Planarization System, which is presently under development, is designed to integrate CMP, metrology and wafer cleaning in a single unit, increase wafer throughput, and occupy less clean room space than stand-alone CMP equipment and post-CMP cleaners. The AvantGaard 776 is planned as a four head, single wafer system with both oxide and metal capability. See "Risk Factors--Product Development Difficulties Could Adversely Affect the Company's Results of Operations."

 IPEC Precision

  The SOI-200 Wafer Thinning System, the Company's proprietary wafer thinning system, obtained in December 1995 through the acquisition of IPEC Precision, is used to etch thin-bonded silicon-on-insulator ("SOI") wafers to high levels of precision and uniformity. This system uses plasma-assisted chemical etching ("PACE"), a non-contact, low energy etch technique and incorporates a thin film mapper to attain SOI dimensions which the Company believes cannot be achieved economically with conventional etching technologies. In fiscal 1996, sales of the SOI-200 Wafer Thinning System represented approximately 3% of the Company's revenue. To date, the system has been sold to two customers.

  AcuMap II is a stand-alone thin film thickness metrology instrument based on the thin film mapper in the SOI-200 system. AcuMap II uses a spectral reflectrometry system to perform rapid whole wafer dielectric thin film thickness visualization by measuring up to 30,000 points in 90 seconds. To date, the AcuMap II has been sold only to a limited number of customers.

  AcuThin bonded SOI wafers utilize PACE technology to achieve very thin and uniform active layers. Over 50 customers have purchased and utilized AcuThin wafers since late 1992.

  The Precision Wafer Shaper employs PACE technology to produce ultra-flat bulk silicon wafers, improving wafer flatness and reducing manufacturing cost. The first system, designed to handle six inch and eight inch wafers, was sold to a leading wafer manufacturer in December. An enhanced version, the PWS-300, is being marketed to a limited number of leading wafer manufacturers for processing 12 inch wafers to the device industry goals for less than 0.25 micron ground wafers.

PRODUCTS FROM DISCONTINUED PROGRAMS

  The Company has adopted a plan for the disposition of its subsidiary, IPEC Clean, which provides chemical reprocessing and distribution systems and stand-alone post-CMP wafer cleaning systems. Through IPEC Clean, the Company also offered several stand-alone CMP cleaners which serve a variety of integrated circuit fabrication needs. The Avanti 672 Automatic Wafer Planarization System was being designed for CMP applications. The Company has refocused the development and marketing of the Avanti 672 for 12-inch bare wafer silicon polishing applications. See "Risk Factors--Future Acquisitions and Dispositions May Require Significant Resources and Adversely Affect Results" and "--The Company's Efforts to Market Product Bays Are at an Early Stage."

CUSTOMERS

  The Company sells its products to leading semiconductor manufacturers located throughout the United States, Asia and Europe. The Company shipped products during fiscal 1996 to the following customers: AMD, Cypress Semiconductor, Fujitsu, Hitachi, Hyundai, IBM, Intel, LSI Logic, Micron, Motorola, NEC, Samsung, SGS-Thomson, Siemens, Texas Instruments and TSMC. IBM and Intel represented 11% and 35%, respectively, of the Company's fiscal 1996 revenue. Intel, IBM and Motorola represented 16%, 24% and 16%, respectively, of the Company's fiscal 1995 revenue. IBM and Intel represented 45% and 17%, respectively, of the Company's fiscal 1994 revenue. The loss of a major customer or any reduction in orders by such a customer would have a material adverse effect on the Company. The Company's future success depends in part upon its ability to obtain orders from new customers and increase orders from existing customers. See "Risk Factors--The Company Depends on a Small Number of Major Customers."

MARKETING, SALES AND SUPPORT

  IPEC Planar and IPEC Precision market products in the United States through independent sales forces. At December 31, 1996, IPEC Planar employed 28 and IPEC Precision employed 7 direct sales and support personnel. Each subsidiary's direct sales force develops orders, coordinates distribution, demonstrates equipment and provides applications support.

  The Company markets its products internationally through independent distributors in Europe, Israel and Asia. In Japan, Tokyo Electron Limited sells and distributes certain CMP products. The Company's primary distributor in Europe is Teltec. The Company also has several nonexclusive distributors in Europe. Sales outside the United States during fiscal 1996 and 1995 represented approximately 28% and 21%, respectively, of the Company's revenue. See "Risk Factors--The Company is Subject to Risks Associated with International Sales."

MANUFACTURING

  IPEC has manufacturing facilities in Phoenix, Arizona; Portland, Oregon and Bethel, Connecticut. The Company manufactures a majority of the more complex plastic and metal components of its CMP products using both numerically controlled and manually operated plastic and metal fabrication equipment. IPEC purchases other components from third parties and assembles and tests products configured by customers for particular orders. The Company's manufacturing strategy emphasizes outsourcing of components and subassemblies. The standard warranty for the Company's products is one year for parts and labor. At December 31, 1996, the Company employed 406 persons in direct manufacturing and manufacturing support activities. See "Risk Factors--The Company Would be Adversely Affected if Suppliers Could Not Deliver Goods and Services."

  The nature of the Company's business exposes it to product liability claims, as well as the risk that harmful substances will escape into the workplace and the environment and cause damage or injuries. The Company's products could malfunction in the future and damage a customer's facilities or harm its employees. The Company and its customers are subject to stringent Federal, state and local regulations governing the storage, use, discharge and disposal of toxic, volatile or otherwise hazardous chemicals used in their manufacturing operations. Current or future regulations could require the Company or its customers to make substantial expenditures for preventive or remedial action, reduction of chemical exposure or waste treatment or disposal. See "Risk Factors--The Company is Exposed to Product Liability and Environment Regulations."

RESEARCH AND DEVELOPMENT

  The semiconductor capital equipment market generally, and in particular the CMP market in which the Company competes, is characterized by rapid technological development and product innovation. The Company's ongoing research and development efforts are currently focused on product and process development, automation, improved reliability, machine control software, safety, man-machine interfaces, maintainability and metrology. Current product development efforts include the AvantGaard 776 CMP system as well as slurry reprocessing, plasma-assisted chemical etch and thin film thickness measurement systems. In order to respond to developing technologies in the semiconductor manufacturing industry, the Company intends to maintain its internal development efforts and to seek cooperative research and product development relationships with other technology companies and government agencies. As of December 31, 1996, the Company had approximately 167 full-time employees dedicating their efforts to equipment design engineering, process support and research and development. Research and development expenditures for fiscal 1996 and 1995 were $15.9 million and $5.4 million, respectively. See "Risk Factors--The Company Must Develop New Products Due to Technological Change," "--Product Development Difficulties Could Adversely Affect the Company's Results of Operations" and "--Future Acquisitions and Dispositions May Require Significant Resources and Adversely Affect Results."

INTELLECTUAL PROPERTY RIGHTS

  The Company's success depends in significant part on the proprietary nature of its technology. Patents issued to the Company may not provide the Company with meaningful advantages and may be challenged. The two initial patents relating to the Company's single wafer planarization system products are scheduled to expire in 1997. In 1993, the technology covered by these patents, currently forming the basis of the CMP process and used in the Company's primary products, was licensed on a royalty-free basis to a competitor. This license was granted pursuant to a settlement arrangement in which the Company also incurred settlement obligations aggregating $1.4 million, of which $125,000 remained outstanding at December 31, 1996. To the extent that a competitor of the Company is able to reproduce or otherwise capitalize on the Company's technology prior to the issuance of a patent, it may be difficult or impossible for the Company to obtain necessary intellectual property protection in the United States or other countries where such competitor conducts its operations. Moreover, the laws of foreign countries may not protect the Company's intellectual property to the same extent as do the laws of the United States.

  The Company also relies on trade secrets that it seeks to protect, in part, through confidentiality agreements with employees and other parties. These agreements may be breached, and the Company may not have adequate remedies for any such breach. The Company's trade secrets may also become known to or independently developed by others.

  In the future the Company may receive notice of claims of infringement of other parties' proprietary rights. If any Company equipment is found to infringe a patent, a court may grant an injunction to prevent making, selling or using the equipment in the applicable country. The Company may seek to obtain a license of such third party's intellectual property rights, which may not be available under reasonable terms or at all. The Company's application to register the trademark "IPEC" has been opposed in the U.S. Patent and Trademark Office by Dow Corning Corporation, which owns the registered trademark "HIPEC." The Company has filed an answer but cannot predict the outcome due to the early stage of the proceedings. Expensive and time-consuming litigation may be necessary to enforce patents issued to the Company, to protect trade secrets or know-how owned by the Company, to defend the Company against claimed infringement of the rights of others and to determine the scope and validity of proprietary rights of others.

  The Company manufactures the AvantGaard 676 under a license from a volume manufacturer of advanced microprocessors. The Company has escrowed technical data sufficient to permit such manufacturer to manufacture the Company's AvantGaard 676, which may be released from escrow if the Company does not meet certain criteria regarding product or spare part delivery schedules to the manufacturer. If the data is released from escrow, the semiconductor manufacturer could manufacture the AvantGaard 676 or have the AvantGaard 676 manufactured by others for its use, which would have a material adverse effect on the Company's business, financial condition and results of operations. The escrow terminates in October 1998.

  In July 1990, the Company and MTC Co. Ltd. ("MTC"), a Japanese manufacturer and seller of semiconductor equipment, agreed to joint development and commercialization of a single wafer wet processing system for wafer fabrication. The Company obtained the right to the resulting technology. The Company has the right to manufacture the system developed with MTC in North America and Europe in exchange for a 6% royalty on stand-alone wet modules and on that portion of integrated systems which incorporate wet modules.

COMPETITION

  The semiconductor equipment industry is an intensely competitive market. The Company believes that direct domestic and international competition in CMP polisher systems and clustered CMP polisher and cleaning systems is likely to increase substantially. The Company is aware of a number of companies currently marketing CMP systems that directly compete with the Company's systems, including Applied Materials, Ebara Corporation, SpeedFam and Strasbaugh. Competition is increasing significantly in the market for high throughput planarization systems. The Company is aware that other capital equipment manufacturers not currently involved in the development of CMP systems may also attempt to enter and develop products for this market or to develop alternative technologies which may reduce the need for the Company's products.

  The trend towards consolidation in the semiconductor equipment industry has made it increasingly important to have the financial resources necessary to compete effectively across a broad range of product offerings, to fund customer service and support on a world-wide basis and to invest in both product and process research and development. Certain current and potential competitors, including Applied Materials, have substantially greater financial resources, name recognition and more extensive engineering, manufacturing, marketing and customer service and support capabilities than the Company. In addition, current and potential competitors, including Applied Materials, that supply a broader range of semiconductor capital equipment may have better relationships with semiconductor manufacturers including the Company's customers. The Company expects its current competitors to continue to improve the design and performance of their existing products and processes, and to introduce new products and processes with improved price and performance characteristics. New product introductions or product announcements by the Company's competitors could cause a decline in sales or loss of market acceptance of the Company's existing products. Moreover, increased competitive pressure could lead to intensified price based competition, which could have a materially adverse effect on the Company's business, financial condition and results of operations.

  The Company believes that its future success will depend in part upon continued acceptance of its products by Asian semiconductor manufacturers. This market segment is large, represents a substantial percentage of the worldwide semiconductor manufacturing capacity and is difficult for foreign companies to penetrate. Asian manufacturers may develop alternative techniques, or may enhance existing techniques such as spin-on glass and deposited glass, to achieve acceptable yields for DRAMs and other integrated circuits involving three or more metal layers and line widths at or below 0.5 micron. The Company currently sells its products in Asian countries through distributors. If the Company determines to develop a direct presence in these markets, particularly Japan, such decision would require the allocation of substantial management and financial resources, may adversely affect the Company's relationship with its current distributors, and would increase a number of risks related to international sales as described above.

BACKLOG

  The Company includes in its backlog only those customer orders for systems for which it has accepted purchase orders and assigned shipment dates within the following 12 months. Industry practice allows the customer to cancel or reschedule orders prior to shipment without penalties. Accordingly, the Company's backlog at a particular date may not necessarily be representative of actual sales for any succeeding period due to orders received for product to be shipped in the same quarter, possible changes in system delivery schedules, cancellation of orders and potential delays in system shipments. As of December 31, 1996 the Company's order backlog was approximately $
million compared to approximately $     million at December 31, 1995.

EMPLOYEES

  At December 31, 1996, the Company had approximately 848 employees, of whom 85 were in administrative positions, 167 were in engineering and research and development, 35 in marketing and sales, 155 in field service and support, and the remaining employees were involved in direct manufacturing and manufacturing support activities. The Company also utilizes contract employees to supplement key work centers during peak loads. No employee of the Company is currently represented by a labor union. Management considers its employee relations to be good. The Company believes that the future success of the Company is dependent to a significant degree on its being able to continue to attract and retain skilled personnel. See "Risk Factors--The Company Depends on its Key Personnel."

PROPERTIES

  The Company leases a 150,000 square foot building in Phoenix, Arizona used as its primary manufacturing, research and administrative facility.The building has a state-of-the-art Class 10/Class 100 clean room used mainly for process development. The production and administrative functions were moved to this location in the third quarter of fiscal 1996. The Company also leases an additional 14,000 square feet in Phoenix that it uses primarily for storage. The Company leases additional facilities in various parts of the country. These include a 46,000 square foot facility in Tempe, Arizona used for subassembly manufacturing, a 28,000 square foot facility, including a 1,000 square foot Class 10,000 clean room in Tempe, Arizona used for engineering and research and development, and a 37,500 square foot facility in Bethel, Connecticut used for manufacturing and research and development. The company also leases facilities in San Jose, California; Burlington, Vermont; Austin and Garland, Texas, and Oceanside, California.

                                  MANAGEMENT

  The following table sets forth certain information concerning the Company's current directors and executive officers as of December 31, 1996:

        NAME                       AGE POSITION
        ----                       --- --------
   Sanjeev R. Chitre(1)...........  41 Chairman of Board of Directors and
                                       Chief  Executive Officer
   Thomas C. McKee................  48 President and Chief Operating Officer
   John S. Hodgson................  45 Vice President, Chief Financial
                                       Officer,  Treasurer and Secretary
   Harold C. Baldauf..............  65 Director
   William J. Freschi(2)..........  56 Director
   Kenneth Levy(3)................  54 Director
   Roger D. McDaniel(2)...........  57 Director

---------------------
(1) Member of the Executive Committee.
(2) Member of the Audit Committee.
(3) Member of the Stock Option Committee and the Compensation Committee.

  Sanjeev R. Chitre founded the Company and has been the Chairman of the Board of Directors and Chief Executive Officer since its organization in October 1989. Mr. Chitre was a Vice President of marketing and sales of Superware Technology, Inc., a manufacturer of automated in-line systems for the semiconductor industry, from 1984 through 1989.

  Thomas C. McKee has been IPEC's President and Chief Operating Officer since October 1995 and was Westech's Chief Operating Officer from April 1994 to October 1995. From November 1993 to April 1994 he was Executive Vice President of Westech. Prior to joining IPEC, Mr. McKee served in various management and consulting positions within the semiconductor capital equipment industry and was the founder of Semiconductor Systems, Inc., a manufacturer of photolithography track equipment that was sold to General Signal in 1983.

  John S. Hodgson has been Vice President, Chief Financial Officer, Treasurer and Secretary of the Company since July 1994. From 1985 to 1993, he served in senior financial capacities for Dover Technologies, the electronics subsidiary of Dover Corporation ("Dover"). In 1993, Mr. Hodgson was named Vice President of Finance of Dovatron International, Inc., a contract electronics manufacturer that was spun out into a separate public company by Dover.

  Harold C. Baldauf has been a director of the Company since September 1993. Mr. Baldauf was a principal stockholder, director and Vice President of Westech for more than five years prior to its acquisition by IPEC. Mr. Baldauf is Chairman of the Board of Directors of Saginaw Control and Engineering and the Chairman of the Board of Directors of Southwest Automation Systems, Inc. ("Southwest Automation"). Mr. Baldauf is also a consultant to the Company and to Southwest Automation.

  William J. Freschi has been a director of the Company since September 1992. He has been a principal of the investment banking firm of Alex, Brown & Sons Incorporated since 1984.

  Kenneth Levy has been a director of the Company since May 1995. Since 1974, he has been the Chief Executive Officer of KLA Instruments, a semiconductor manufacturing instrumentation company. Mr. Levy is a director of Ultratech Stepper, Inc., Network Peripherals, Inc. and KLA Instruments. Mr. Levy also serves as a director emeritus of the Semiconductor Equipment and Materials Institute ("SEMI"), an international industry association of material and equipment manufacturers which serves the semiconductor industry.

  Roger D. McDaniel has been a director of the Company since August 1996. From April 1989 to August 1996, he was the Chief Executive Officer of MEMC Electronic Materials, Inc., a silicon wafer producer, and has served as a director since April 1989. Mr. McDaniel is also a director and past Chairman of SEMI.

                            PRINCIPAL STOCKHOLDERS

  The following table sets forth the beneficial ownership of Common Stock of the Company as of December 31, 1996 and as adjusted to reflect the sale of the shares offered by this Prospectus (assuming no exercise of the Underwriter's over-allotment option), by (i) all persons known to the Company to be the beneficial owners of more than 5% of the Company's Common Stock, (ii) the Company's executive officers, (iii) each of the Company's current directors and (iv) all current directors and executive officers as a group. The information on beneficial ownership in the table and the footnotes below is based upon the Company's records, Schedule 13D and 13G filings and information supplied to the Company by the listed person or entity.

  The following table has been prepared in accordance with Rule 13d-3 of the Securities Exchange Act of 1934 and discloses all securities beneficially owned by the named persons as of December 31, 1996, plus all securities which such persons have a right to acquire through the exercise of options or other rights within 60 days of December 31, 1996. Certain individuals in the table below have the right to acquire additional shares after such 60-day period, as indicated in the footnotes to the table.

                                                          PERCENTAGE OF SHARES
                                                          BENEFICIALLY OWNED(1)
                                         NUMBER OF SHARES ------------------------
                                           BENEFICIALLY     BEFORE        AFTER
DIRECTORS, OFFICERS AND 5% STOCKHOLDERS     OWNED (#)      OFFERING      OFFERING
---------------------------------------  ---------------- ----------    ----------
Sanjeev R. Chitre (2).............            888,989              5.7%          4.8%
Thomas C. McKee (3)...............             81,268                *             *
John S. Hodgson (4)...............             60,000                *             *
Harold C. Baldauf (5).............            563,854              3.7           3.1
William J. Freschi (6)............            100,232                *             *
Kenneth Levy (7)..................             30,000                *             *
Roger D. McDaniel (8).............                --                 *             *
Fletcher International Limited
 (9)..............................          1,283,961              8.6           7.2
The Capital Group Companies, Inc.
 (10).............................          1,914,900             12.8          10.7
All current directors and current
 executive officers as a
 group (8 persons) (11)...........          1,724,343             10.6           9.0

---------------------
 * Less than one percent.

 (1) Percentage ownership is calculated based on an aggregate of 14,963,700 shares issued and outstanding as of December 31, 1996 and an aggregate of 17,963,700 shares issued and outstanding upon completion of the offering. Excludes 1,283,961 shares issued upon the conversion of Series C Preferred Stock on February 25, 1997 to Fletcher International Limited, except with respect to such holder.

 (2) Includes 256,489 shares of Class A Common Stock held by Mr. Chitre. Includes 612,500 shares purchasable by Mr. Chitre within 60 days of December 31, 1996, upon exercise of outstanding stock options. Mr. Chitre holds additional options for the purchase of 480,000 shares of the Company's Common Stock, which vest at various times following such 60-day period. In January and February 1997, Mr. Chitre sold an aggregate of 135,000 shares of Common Stock including 75,000 shares acquired upon exercise of options and 40,000 shares acquired upon conversion of 40,000 shares of Class A Common Stock into Common Stock. Excludes 254,382 shares of Class A Common Stock held by the Avantika Sanjeev Chitre Irrevocable Trust dated July 1, 1991 (the "Trust"). Neither Mr. Chitre nor his wife has a beneficial interest in the shares held in the name of the Trust. Bruce W. McRoy, the trustee, holds sole voting and investment power with respect to such shares. The beneficiary of the Trust is Mr. Chitre's daughter, Avantika Sanjeev Chitre. In February 1997, the Trust sold 25,000 shares of Common Stock issued upon conversion of the Class A Common Stock.

 (3) Includes 80,625 shares purchasable by Mr. McKee within 60 days of December 31, 1996, upon exercise of outstanding stock options. Mr. McKee holds additional options for the purchase of 60,000 shares of the Company's Common Stock, which vest at various times following such 60-day period. In February 1997, Mr. McKee sold 80,625 shares of Common Stock acquired upon the exercise of options.

 (4) Includes 60,000 shares purchasable by Mr. Hodgson within 60 days of December 31, 1996, upon exercise of outstanding stock options. Mr. Hodgson holds additional options for the purchase of 50,000 shares of the Company's Common Stock, which vest at various times following such 60-day period. In February 1997, Mr. Hodgson sold 10,000 shares of Common Stock acquired upon the exercise of options.

 (5) Includes 90,338 shares of Common Stock issuable upon conversion of Series B-1 Preferred Stock, 111,498 shares of Common Stock issuable upon conversion of Series B-2 Preferred Stock and 148,470 shares of Common Stock issuable upon conversion of Series B-3 Preferred Stock. Includes 30,000 shares of Common Stock purchasable by Mr. Baldauf within 60 days of December 31, 1996, upon exercise of outstanding stock options. In February 1997, Mr. Baldauf sold 120,000 shares of Common Stock.

 (6) Includes 85,000 shares purchasable by Mr. Freschi within 60 days of December 31, 1996, upon exercise of outstanding options. Mr. Freschi holds additional options for the purchase of 45,000 shares of the Company's Common Stock, which vest at various times following such 60-day period. In January 1997, Mr. Freschi sold 10,000 shares of Common Stock acquired upon exercise of options.

 (7) Includes 30,000 shares purchasable by Mr. Levy within 60 days of December 31, 1996, upon exercise of outstanding options. Mr. Levy holds additional options for the purchase of 45,000 shares of the Company's Common Stock, which vest at various time following such 60-day period.

 (8) Mr. McDaniel holds options for the purchase of 30,000 shares of the Company's Common Stock, which vest at various times following such 60-day period.

 (9) Includes 1,283,961 shares of Common Stock issued upon conversion of Series C Preferred Stock on February 25, 1997. Does not include up to 456,000 shares of Common Stock issuable upon the exercise of warrants exercisable from and after June 16, 1998 to and including December 16, 2002, which exercisability may accelerate upon certain circumstances.

(10) The Capital Group Companies, Inc. is the parent holding company of a group of investment management companies that hold investment power, and in some case, voting powers of the Company's Common Stock. Capital Guardian Trust Company, a wholly owned subsidiary of The Capital Group Companies, Inc., is the beneficial owner of 1,245,000 shares of the Company's Common Stock. The remaining shares are beneficially owned by other subsidiaries of The Capital Group Companies, Inc., none of which by itself owns 5% or more of the outstanding securities.

(11) Includes 90,338 shares of Common Stock issuable upon conversion of Series B-1 Preferred Stock, 111,498 shares of Common Stock issuable upon conversion of Series B-2 Preferred Stock and 148,470 shares of Common Stock issuable upon conversion of Series B-3 Preferred Stock. Includes 898,125 shares purchasable within 60 days of December 31, 1996, upon exercise of outstanding stock options. Such persons also hold additional options for the purchase of an aggregate of 710,000 shares of the Company's Common Stock, which vest at various times following such 60-day period. Since December 31, 1996, such persons sold 175,625 shares of Common Stock acquired upon exercise of options and 762,500 shares of Common Stock remain purchasable within 60 days of December 31, 1996.

                         DESCRIPTION OF CAPITAL STOCK

  The Company's authorized capital stock consists of 50,000,000 shares of Common Stock, 3,500,000 shares of Class A Common Stock, and 2,000,000 shares of Preferred Stock. 21,478, 21,478 and 21,478 shares of Preferred Stock have been designated Series B-1, B-2 and B-3 Preferred Stock, respectively. 100,000 shares of Preferred Stock have been designated as Series C Preferred Stock. 50,000 shares of Preferred Stock have been designated as Series D Preferred Stock.

COMMON STOCK AND CLASS A COMMON STOCK

  The rights of the holders of the Common Stock and the Class A Common Stock are essentially identical, except that: (i) the holders of the Common Stock are entitled to one vote per share, and holders of Class A Common Stock are entitled to four votes per share with respect to all matters on which holders of the Company's Common Stock are entitled to vote, (ii) if stock dividends, splits, distributions, reverse splits, combinations, reclassification of shares, or other recapitalizations (collectively, "recapitalizations") are declared or effected, such recapitalizations shall be effected in a like manner with respect to the Common Stock and the Class A Common Stock except that payments in shares of capital stock shall be paid in Common Stock with respect to Common Stock and Class A Common Stock with respect to Class A Common Stock, and (iii) shares of Class A Common Stock are convertible into Common Stock at the option of the holder at any time on a share-for-share basis.

  Shares of Class A Common Stock are automatically converted into shares of Common Stock upon their transfer to any person other than the following transferees (the "Permitted Transferees"): (a) the spouse, lineal descendants or adopted children ("Family Members"); (b) a trust for the sole benefit of Family Members; (c) a partnership or a corporation wholly owned by Class A Common Stockholders and their Family Members; and (d) any other Class A Common Stockholders. Class A Common Stock held by a partnership or a corporation may be transferred to its partners or stockholders existing at the time a transferor acquired its Class A Common Stock or if such Partner or stockholder is a Permitted Transferee. There is no trading market for the Class A Common Stock.

  Subject to the preferences of the Preferred Stock, holders of the Common Stock and Class A Common Stock have equal ratable rights to dividends from funds legally available therefor, when, as and if declared by the Board of Directors and are entitled to share ratably, as a single class, in all of the assets of the Company available for distribution to holders of shares of Common Stock and Class A Common Stock upon the liquidation, dissolution or winding up of the affairs of the Company. Holders of Common Stock do not have preemptive, subscription or conversion rights. There are no redemption or sinking fund provisions for the benefit of the Common Stock or Class A Common Stock in the Company's Certificate of Incorporation.

PREFERRED STOCK

  The Preferred Stock may be issued in series, and shares of each series will have such rights and preferences as are fixed by the Board in the resolutions authorizing the issuance of that particular series. In designating any series of Preferred Stock, the Board may, without further action by the holders of Common Stock, fix the number of shares constituting that series and fix the dividend rights, dividend rate, conversion rights, voting rights (which may be greater or lesser than the voting rights of the Common Stock), rights and terms of redemption (including any sinking fund provisions), and the liquidation preferences of the series of Preferred Stock.

  The holders of the Series B-1, B-2 and B-3 Preferred Stock have no voting rights except as required by law or in connection with an amendment of the Certificate of Incorporation of the Company which may adversely effect their preferences, rights, powers or privileges. The holders of the Series B-1, B-2 and B-3 Preferred Stock are entitled to an annual cumulative dividend of $5.59 per share, accruing from September 3, 1993, payable on each December 31 and June 30, beginning on June 30, 1994, June 30, 1995 and June 30,

1996 for the Series B-1, B-2 and B-3 Preferred, respectively. Upon the dissolution or liquidation of the Company, the holder of each share of Series B-1, B-2 and B-3 Preferred Stock shall be entitled to payment of $93.12 before the holders of the Common Stock or Class A Common Stock (or any other series of Preferred Stock which is junior to the Series B Preferred Stock on dissolution or liquidation) receive any payment. Each share of Series B-1 and B-2 Preferred Stock is convertible into 12.54 and 11.41 shares of Common Stock, respectively. Each share of Series B-3 Preferred Stock is convertible into 15 shares of Common Stock. The conversion rate on the Series B Preferred Stock would be adjusted in the event of a stock dividend, stock split, combination or reclassification of the Common Stock. The Series B Preferred Stock has certain anti-dilution rights upon certain issuances of rights or warrants and distributions of indebtedness on the Common Stock. The Series B-1, B-2 and B-3 Preferred Stock is not subject to redemption.

  All shares of Series C Preferred Stock were converted into Common Stock on February 25, 1997 and no shares remain available for issuance.

  Series D Preferred Stock is not redeemable. Each share of Series D Preferred Stock will be entitled to an aggregate dividend of 1,000 times the dividend declared per Common Share. In the event of liquidation, the holders of the Series D Preferred will be entitled to a minimum preferential liquidation payment equal to $120,000 per share. Each share of Series D Preferred will have 1,000 votes, voting together with the Common Shares. In the event of any merger, consolidation or other transaction in which the Common Shares are changed or exchanged, each share of Series D Preferred will be entitled to receive 1,000 times the amount received per Common Share. These rights are protected by customary anti-dilution provisions. Because of the nature of the dividend, liquidation and voting rights of the shares of Series D Preferred, the value of the one one-thousandth interest in a share of Series D Preferred purchasable upon exercise of each Right should approximate the value of one Common Share.

ANTI-TAKEOVER EFFECTS

  The existence of the Class A Common Stock may make the Company a less attractive target for a hostile takeover bid or render more difficult or discourage a merger proposal, an unfriendly tender offer, a proxy contest, or the removal of incumbent management, even if such transactions were favored by the stockholders of the Company other than the Class A Common Stockholders. Thus, the stockholders may be deprived of an opportunity to sell their shares at a premium over prevailing market prices in the event of a hostile takeover bid. Those seeking to acquire the Company through a business combination may be compelled to consult first with the Class A Common Stockholders in order to negotiate the terms of such business combination. Any such proposed business combination will have to be approved by the Board of Directors, which may be under the control of the Class A Common Stockholders, and if stockholder approval were required, the approval of the Class A Common Stockholders may be necessary before any such business combination could be consummated.

  The Board of Directors has the authority without stockholder approval to issue an additional 1.6 million shares of Preferred Stock in one or more series and to fix the rights, preferences, privileges and restrictions thereof, including dividend rights, conversion rights, voting rights, terms of redemption, liquidation preferences, sinking fund terms and the number of shares constituting any series or the designation of such series. The issuance of Preferred Stock could adversely affect the voting power of holders of Common Stock or the likelihood that such holders will receive a dividend payment or payments upon liquidation and could have the effect of delaying, deterring or preventing a change in control of the Company or the removal of management. The Company has no present plan to issue any shares of Preferred Stock.

  The Company is subject to the provisions of Section 203 of the Delaware General Corporate Law; an anti-takeover law. In general, the statute prohibits a publicly-held Delaware corporation from engaging in a "business combination" with an "interested stockholder" for a period of three years after the date that the person became an interested stockholder unless (with certain exceptions) the business combination or the transaction in which the person became an interested stockholder is approved in a prescribed manner.

Generally, a "business combination" includes a merger, asset or stock sale, or other transaction resulting in a financial benefit to the stockholder. Generally, an "interest stockholder" is a person who, together with affiliates and associates, owns (or within a three year period, did own) 15% or more of a corporation's outstanding voting stock. This provision may have the effect of delaying, deterring or preventing a change in control of the Company without further action by the stockholders.

  The Company's Board of Directors declared a dividend of one right ("Right") to purchase one one-thousandth share of the Company's Series D Preferred Stock for each outstanding share of Common Stock and Class A Common Stock ("Common Share") of the Company. The dividend will be payable on May 5, 1997 to stockholders of record as of the close of business on that date. Each Right entitles the registered holder to purchase from the Company one one-thousandth of a share of Series D Preferred at an exercise price of $120.00, subject to adjustment. The Rights may become exercisable following the tenth day after a person or group announces acquisition of 15% or more of the Company's Common Shares or announces commencement of a tender offer or exchange offer, the consummation of which would result in ownership by the person or group of 15% or more of the Common Shares. The Company will be entitled to redeem the Rights at $0.01 per Right at any time on or before the tenth day following acquisition by a person or group of 15% or more of the Company's Common Shares.

  If prior to redemption of the Rights, a person or group acquires 15% or more of the Company's Common Shares, each Right not owned by a holder of 15% or more of the Common Shares will entitle its holder to purchase, at the Right's then current exercise price, that number of Common Shares of the Company (or, in certain circumstances as determined by the Board, cash, other property or other securities) having a market value at that time of twice the Rights's exercise price. If, after the tenth day following acquisition by a person or group of 15% or more of the Company's Common Shares, the Company sells more than 50% of its assets or earning power or is acquired in a merger or other business combination transaction, the acquiring person must assume the obligations under the Rights and the Rights will become exercisable to acquire common stock of the acquiring person at the discounted price. At any time after an event triggering exercisability of the Rights at a discounted price and prior to the acquisition by the acquiring person of 50% or more of the outstanding Common Shares, the Board of Directors of the Company may exchange the Rights (other than those owned by the acquiring person or its affiliates) for Common Shares of the Company at an exchange ratio of one Common Share per Right.

  The Rights approved by the Board are designed to protect and maximize the value of the outstanding equity interests in the Company in the event of an unsolicited attempt by an acquiror to take over the Company in a manner or on terms not approved by the Board of Directors. Takeover attempts frequently include coercive tactics to deprive the Company's Board of Directors and its stockholders of any real opportunity to determine the destiny of the Company or to evaluate and protect the long-term value of the Company. The Rights are not intended to prevent a takeover of the Company. The Rights may be redeemed by the Company at $0.01 per Right within ten days (or such later date as may be determined by a majority of Continuing Directors) after the accumulation of 15% or more of the Company's shares by a single acquiror or group. Accordingly, the Rights should not interfere with any merger or business combination approved by the Board of Directors. Issuance of the Rights does not in any way weaken the financial strength of the Company or interfere with its business plans. The issuance of the Rights themselves has no dilutive effect, will not affect reported earnings per share, should not be taxable to the Company or to its stockholders, and will not change the way in which the Company's shares are presently traded. The Company's Board of Directors believes that the Rights represent a sound and reasonable means of addressing the complex issues of corporate policy created by the current takeover environment. However, the Rights may have the effect of rendering more difficult or discouraging an acquisition of the Company deemed undesirable by the Board of Directors. The Rights may cause substantial dilution to a person or group that attempts to acquire the Company on terms or in a manner not approved by the Company's Board of Directors, except pursuant to an offer conditioned upon the negation, purchase or redemption of the Rights.

REGISTRATION RIGHTS

  The Company has agreed to issue warrants to purchase 100,000 shares of Common Stock on March 31, 1997 and has agreed to register the Common Stock issuable upon exercise of such warrants within 45 days of the closing of such transaction. Certain other stockholders and securityholders have been granted certain contractual demand and "piggyback" registration rights with respect to securities of the Company. The Company has registered all outstanding securities held by holders of such registration rights. Holders of approximately 616,240 shares of Common Stock underlying certain securities may resell such Common Stock under currently effective registration statements.

TRANSFER AGENT AND REGISTRAR

  The Transfer Agent and Registrar for the Company's Common Stock is American Stock Transfer & Trust Company, New York, New York.

                                 UNDERWRITING

  Subject to the terms and conditions of the Underwriting Agreement, Hambrecht & Quist LLC, Donaldson, Lufkin & Jenrette Securities Corporation and Prudential Securities Incorporated (the "Underwriters") have severally agreed to purchase from the Company the following respective number of shares of Common Stock.

                                                                          NUMBER OF
                                     NAME                                  SHARES
                                     ----                                 ---------
      Hambrecht & Quist LLC..................................
      Donaldson, Lufkin & Jenrette Securities Corporation....
      Prudential Securities Incorporated.....................
                                                                          ---------
          Total.......................................................... 3,000,000
                                                                          =========

  The Underwriting Agreement provides that the obligations of the Underwriters are subject to certain conditions precedent, including the absence of any material adverse change in the Company's business and the receipt of certain certificates, opinions and letters from the Company and its counsel and independent auditors. The nature of the Underwriters' obligation is such that they are committed to purchase all shares of Common Stock offered hereby if any of such shares are purchased.

  The Underwriters propose to offer the shares of Common Stock directly to the public at the public offering price set forth on the cover page of this Prospectus and to certain dealers at such price less a concession not in
excess of $   per share. The Underwriters may allow and such dealers may
reallow a concession not in excess of $   per share to certain other dealers.
After the public offering of the shares, the offering price and other selling terms may be changed by the Underwriters.

  The Company has granted to the Underwriters an over-allotment option, exercisable no later than 30 days after the date of this Prospectus, to purchase up to 450,000 additional shares of Common Stock at the public offering price, less the underwriting discount, set forth on the cover page of this Prospectus. To the extent that the Underwriters exercise this option, each of the Underwriters will have a firm commitment to purchase approximately the same percentage thereof which the number of shares of Common Stock to be purchased by it shown in the above table bears to the total number of shares of Common Stock offered hereby. The Company will be obligated, pursuant to the option, to sell shares to the Underwriters to the extent the option is exercised. The Underwriters may exercise such option only to cover over-allotments made in connection with the sale of shares of Common Stock offered hereby.

  The offering of the shares is made for delivery when, as and if accepted by the Underwriters and subject to prior sale and to withdrawal, cancellation or modification of the offering without notice. The Underwriters reserve the right to reject an order for the purchase of shares in whole or in part.

  The Company has agreed to indemnify the Underwriters against certain liabilities, including liabilities under the Securities Act, and to contribute to payments the Underwriters may be required to make in respect thereof.

  The Company's officers, directors and certain stockholders, who will own in
the aggregate   shares of Common Stock after the offering, have agreed that they will not, without the prior written consent of Hambrecht & Quist LLC, offer, sell or otherwise dispose of any shares of Common Stock, options or warrants to acquire share of Common Stock or securities exchangeable for or convertible into Shares of Common Stock owned by them during the 90-day period following the date of this Prospectus. The Company has agreed that during the 90-day period following the date of this Prospectus or it will not, without the prior written consent of Hambrecht & Quist LLC, on behalf of the Underwriters, (i) sell, offer, contract to sell, make any short sale, pledge, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase or otherwise transfer or dispose of any shares of Common Stock or any securities convertible into or exchangeable or exercisable for or any rights to purchase or acquire Common Stock or (ii) enter into any swap or other agreement that transfers, in whole or in part, any of the economic consequences or ownership of Common Stock, other than (A) the shares to be sold in this offering, (B) shares of Common Stock issued upon the exercise of options granted under the Company's 1992 Stock Option Plan (the "Option Plan"), upon the exercise of options and warrants outstanding as of the date of this Prospectus, or upon conversion of convertible stock outstanding as of the date of this Prospectus, (C) options to purchase Common Stock granted under the Option Plan and (D) shares of Common Stock issued under the Company's 1994 Employee Stock Purchase Plan.

  In connection with this offering, certain Underwriters and selling group members (if any) and their respective affiliates may engage in transactions that stabilize, maintain or otherwise affect the market price of the Common Stock. Such transactions may include stabilization transactions effected in accordance with Rule 104 of Regulation M, pursuant to which such persons may bid for or purchase Common Stock for the purpose of stabilizing its market price. The Underwriters also may create a short position for the account of the Underwriters by selling more Common Stock in connection with the offering then they are committed to purchase from the Company, and in such case may purchase Common Stock in the open market following completion of the offering to cover all or a portion of such short position. The Underwriters may also over all or a portion of such short position, up to 450,000 shares of Common Stock, by exercising the Underwriters' over-allotment option referred to above. In addition, Hambrecht & Quist LLC, on behalf of the Underwriters, may impose "penalty bids" under contractual arrangements with the Underwriters whereby it may reclaim from an Underwriter (or dealer participating in the offering) for the account of the other Underwriters, the selling concession with respect to Common Stock that is distributed in the offering but subsequently purchased for the account of the Underwriters in the open market. Any of the transactions described in this paragraph may result in the maintenance of the price of the Common Stock at a level above that which might otherwise prevail in the open market. None of the transactions described in this paragraph is required, and, if they are undertaken, they may be discontinued at any time.

  Hambrecht & Quist LLC has, from time to time, rendered investment banking advisory services to the Company. Hambrecht & Quist LLC received fees of $200,000 and a warrant to purchase 10,000 shares of Common Stock at an exercise price of $29.25 per share in connection with the Company's acquisition of IPEC Planar Portland; fees of $1.5 million and a warrant to purchase 20,352 shares of Common Stock at an exercise price of $24.567 per share in connection with the Company's Series C Preferred Stock Financing; and fees of $30,000 in connection with the Company's stockholder rights plan.

                                 LEGAL MATTERS

  The legality of the Common Stock offered hereby will be passed upon for the Company by Wilson Sonsini Goodrich & Rosati, Professional Corporation, Palo Alto, California. Certain legal matters will be passed upon for the Underwriters by Cooley Godward LLP, San Francisco, California.

                                    EXPERTS

  The consolidated financial statements of Integrated Process Equipment Corp. and Subsidiaries as of June 30, 1996 and for the year then ended have been included herein and in the Registration Statement in reliance upon the report of KPMG Peat Marwick LLP, independent certified public accountants, appearing elsewhere herein and upon the authority of said firm as experts in accounting and auditing.

  The consolidated financial statements of Integrated Process Equipment Corp. and Subsidiaries as of June 30, 1995 and for each of the two years in the two year period then ended have been included herein in reliance upon the report of Richard A. Eisner & Company LLP, independent certified public accountants, appearing elsewhere herein and upon the authority of said firm as experts in accounting and auditing.

              INTEGRATED PROCESS EQUIPMENT CORP. AND SUBSIDIARIES

                   INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

                                                                           PAGE
                                                                           ----
Independent Auditors' Report, KPMG Peat Marwick LLP ......................  F-2
Independent Auditors' Report, Richard A. Eisner & Company, LLP ...........  F-3
Consolidated Balance Sheets as of June 30, 1995 and 1996 and December 31,
 1996 (unaudited).........................................................  F-4
Consolidated Statements of Operations for the years ended June 30, 1994,
 1995 and 1996 and the six-month periods ended December 31, 1995 and 1996
 (unaudited)..............................................................  F-5
Consolidated Statements of Changes in Stockholders' Equity for the years ended June 30, 1994, 1995 and 1996 and the six-month period ended
 December 31, 1996 (unaudited)............................................  F-7
Consolidated Statements of Cash Flows for the years ended June 30, 1994,
 1995 and 1996 and the six-month periods ended December 31, 1995 and 1996
 (unaudited)..............................................................  F-10
Notes to Consolidated Financial Statements................................  F-12

                         INDEPENDENT AUDITORS' REPORT

The Board of Directors and Stockholders
Integrated Process Equipment Corp.:

  We have audited the accompanying consolidated balance sheet of Integrated Process Equipment Corp. and subsidiaries as of June 30, 1996 and the related consolidated statements of operations, stockholders' equity and cash flows for the year then ended. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audit.

  We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

  In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Integrated Process Equipment Corp. and subsidiaries as of June 30, 1996 and the results of their operations and their cash flows for the year then ended in conformity with generally accepted accounting principles.

                                          KPMG Peat Marwick LLP

Phoenix, Arizona
August 2, 1996, except as to note 17
 which is as of February 25, 1997

                         INDEPENDENT AUDITORS' REPORT

The Board of Directors and Stockholders
Integrated Process Equipment Corp.:

  We have audited the accompanying consolidated balance sheet of Integrated Process Equipment Corp. and subsidiaries as of June 30, 1995 and the related consolidated statements of operations, changes in stockholders' equity and cash flows for each of the years in the two-year period then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

  We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

  In our opinion, the financial statements enumerated above present fairly, in all material respects, the financial position of Integrated Process Equipment Corp. and subsidiaries at June 30, 1995 and the consolidated results of their operations and cash flows for each of the years in the two-year period then ended, in conformity with generally accepted accounting principles.

                                          Richard A. Eisner & Company, LLP

New York, New York
August 18, 1995, except as to Note 17
  which is as of February 25, 1997

              INTEGRATED PROCESS EQUIPMENT CORP. AND SUBSIDIARIES

                          CONSOLIDATED BALANCE SHEETS
                      (IN THOUSANDS, EXCEPT SHARE AMOUNTS)

                                                    JUNE 30,
                                                ------------------  DECEMBER 31,
                                                  1995      1996        1996
                                                --------  --------  ------------
                                                                    (UNAUDITED)
                    ASSETS
Current assets:
  Cash and cash equivalents...................  $ 65,790  $ 11,325    $ 36,953
  Accounts receivable (note 16)...............    21,330    34,089      35,258
  Inventories (notes 3 and 16)................    18,907    23,437      29,540
  Prepaid expenses............................       982       946       1,219
  Net assets of discontinued operations (note
   17)........................................     7,442    12,339       3,920
  Deferred income taxes (note 12).............     2,204     5,175      13,646
                                                --------  --------    --------
      Total current assets....................   116,655    81,311     120,536
                                                --------  --------    --------
Property, plant and equipment, net (note 4)...    10,358    50,225      23,301
Intangible assets, net (note 5)...............     7,549    15,135      13,108
Deferred income taxes (note 12)...............       --     13,175      17,928
Other assets..................................       839     1,475       1,601
Net assets of discontinued operations (note
 17)                                              15,223    17,380          --
                                                --------  --------    --------
                                                $150,624  $184,701    $176,474
                                                ========  ========    ========
     LIABILITIES AND STOCKHOLDERS' EQUITY
Current liabilities:
  Notes payable (note 7)......................  $    --   $  2,056    $    221
  Current portion of long-term debt (note 8)..     4,362     1,886       2,219
  Accounts payable............................     6,542    11,961      11,510
  Accrued liabilities (note 6)................     7,196    17,708      30,555
                                                --------  --------    --------
      Total current liabilities...............    18,100    33,611      44,505
                                                --------  --------    --------
Long-term debt, less current portion (note 8).     1,285    22,753      17,860
Deferred income taxes (note 12)...............     1,119       --          --
                                                --------  --------    --------
      Total liabilities.......................    20,504    56,364      62,365
                                                --------  --------    --------
Stockholders' equity (notes 9 and 17)
  Preferred stock, $.01 par value per share,
   Nonvoting. Authorized, 2,000,000 shares:
    Series B-1 cumulative preferred stock.
     Authorized 21,478 shares, issued and
     outstanding 20,941 shares at June 30,
     1995 and 1996 and 15,572 shares at
     December 31, 1996. Liquidation preference
     of $1,450 as of December 31, 1996........       --        --          --
    Series B-2 cumulative preferred stock.
     Authorized 21,478 shares, issued and
     outstanding 20,941 shares. Liquidation
     preference of $1,950 as of December 31,
     1996.....................................       --        --          --
    Series B-3 cumulative preferred stock.
     Authorized 21,478 shares, issued and
     outstanding 21,210 shares at June 30 and
     December 31, 1996. Liquidation preference
     of $1,975 as of December 31, 1996........       --        --          --
    Series C convertible preferred stock.
     Authorized 100,000 shares, issued and
     outstanding 100,000 shares at December
     31, 1996. Liquidation preference of
     $25,000 as of December 31, 1996..........       --        --            1
  Common stock, $.01 par value per share. One
   vote per share; authorized 30,000,000
   shares at June 30, 1995, and 50,000,000
   shares at June 30 and December 31, 1996,
   issued and outstanding 13,501,756 shares at
   June 30, 1995, 14,238,406 shares at June
   30, 1996, and 14,442,050 shares at December
   31, 1996...................................       135       142         144
  Class A common stock, $.01 par value per
   share. Four votes per share; authorized
   3,500,000 shares, issued and outstanding
   521,704 shares at June 30, 1995, 521,650
   shares at June 30 and December 31, 1996....         5         5           5
  Additional paid-in capital..................   142,422   151,730     178,118
  Accumulated deficit.........................   (12,450)  (23,546)    (64,190)
  Foreign currency translation adjustment.....         8         6          31
                                                --------  --------    --------
      Total stockholders' equity..............   130,120   128,337     114,109
Commitments and contingencies (note 13)
                                                --------  --------    --------
                                                $150,624  $184,701    $176,474
                                                ========  ========    ========

          See accompanying notes to consolidated financial statements.

              INTEGRATED PROCESS EQUIPMENT CORP. AND SUBSIDIARIES

                     CONSOLIDATED STATEMENTS OF OPERATIONS
                    (IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)

                                                            SIX MONTHS ENDED
                                  YEARS ENDED JUNE 30,        DECEMBER 31,
                                --------------------------  ------------------
                                 1994     1995      1996      1995      1996
                                -------  -------  --------  --------  --------
                                                               (UNAUDITED)
Revenue........................ $31,158  $75,220  $148,690  $ 66,974  $ 65,069
Cost of goods sold.............  22,738   41,599    85,061    37,284    39,523
                                -------  -------  --------  --------  --------
    Gross margin...............   8,420   33,621    63,629    29,690    25,546
Operating expenses:
  Research and development.....   2,453    5,407    15,877     6,326    11,950
  Purchased research and
   development.................   1,107      --     36,961    36,961       --
  Selling, general and
   administrative..............   9,403   17,061    26,653    11,209    13,117
  Program discontinuance charge
   (note 17)...................     --       --        --        --     17,601
                                -------  -------  --------  --------  --------
    Total operating expenses...  12,963   22,468    79,491    54,496    42,668
                                -------  -------  --------  --------  --------
    Operating income (loss)....  (4,543)  11,153   (15,862)  (24,806)  (17,122)
Other income (expense):
  Interest income..............      22      380     1,680     1,155       203
  Interest expense (note 8)....  (5,197)    (879)   (2,031)     (245)   (1,173)
  Other, net...................     (12)      16       451       181       259
                                -------  -------  --------  --------  --------
    Total other income
     (expense).................  (5,187)    (483)      100     1,091      (711)
                                -------  -------  --------  --------  --------
    Income (loss) from
     continuing operations
     before income taxes.......  (9,730)  10,670   (15,762)  (23,715)  (17,833)
Income tax expense (benefit)
 (note 12).....................    (830)     714    (6,399)   (9,448)   (6,149)
                                -------  -------  --------  --------  --------
    Income (loss) from
     continuing operations.....  (8,900)   9,956    (9,363)  (14,267)  (11,684)
Discontinued operations:
  Loss from operations of IPEC
   Clean, net of taxes (note
   17).........................     --    (9,357)   (1,294)   (1,167)   (3,614)
  Loss on disposal of IPEC
   Clean, net of taxes
   (note 17)...................     --       --        --        --    (24,950)
                                -------  -------  --------  --------  --------
    Net loss from discontinued
     operations................     --    (9,357)   (1,294)   (1,167)  (28,564)
                                -------  -------  --------  --------  --------
    Net income (loss)..........  (8,900)     599   (10,657)  (15,434)  (40,248)
Cumulative dividend on
 preferred stock...............    (118)    (377)     (579)     (399)     (162)
                                -------  -------  --------  --------  --------
    Net income (loss)
     attributable to common
     stockholders.............. $(9,018) $   222  $(11,236) $(15,833) $(40,410)
                                =======  =======  ========  ========  ========

          See accompanying notes to consolidated financial statements.

              INTEGRATED PROCESS EQUIPMENT CORP. AND SUBSIDIARIES

                    (IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)

                                                                 SIX MONTHS
                                                                    ENDED
                                      YEARS ENDED JUNE 30,      DECEMBER 31,
                                     ------------------------  ----------------
                                      1994     1995    1996     1995     1996
                                     -------  ------  -------  -------  -------
                                                                 (UNAUDITED)
Net income (loss) per common share:
 From continuing operations........  $ (3.26) $  .97  $  (.69) $ (1.02) $  (.80)
 From discontinued operations......      --     (.95)    (.09)    (.08)   (1.92)
                                     -------  ------  -------  -------  -------
Net income (loss) per common share.  $ (3.26) $  .02  $  (.78) $ (1.10) $ (2.72)
                                     =======  ======  =======  =======  =======
Shares used in per share
 calculation.......................    2,763   9,865   14,434   14,310   14,851
                                     =======  ======  =======  =======  =======



          See accompanying notes to consolidated financial statements.

              INTEGRATED PROCESS EQUIPMENT CORP. AND SUBSIDIARIES

          CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY
                     (IN THOUSANDS, EXCEPT SHARE AMOUNTS)

               YEARS ENDED JUNE 30, 1994, 1995 AND 1996 AND THE
                   SIX-MONTH PERIOD ENDED DECEMBER 31, 1996

                                      SERIES B
                     SERIES A         PREFERRED       SERIES C                              CLASS A
                  PREFERRED STOCK       STOCK      PREFERRED STOCK       COMMON STOCK     COMMON STOCK    ADDITIONAL
                  ----------------  -------------- -----------------   ---------------- -----------------  PAID-IN   ACCUMULATED
                   SHARES   AMOUNT  SHARES  AMOUNT SHARES    AMOUNT     SHARES   AMOUNT  SHARES    AMOUNT  CAPITAL     DEFICIT
                  --------  ------  ------  ------ -------   -------   --------- ------ ---------  ------ ---------- -----------
Balance at June
 30, 1993.......   305,398  $ 425      --    $--         --   $    --  1,006,250  $10   1,100,310   $11     $5,192     $(4,029)
Conversion of
 Series A
 preferred stock
 to common
 stock..........  (305,398)  (425)     --     --         --        --    152,698    2         --     --        423         --
Acquisition of
 Westech
 Systems, Inc...       --     --    21,478    --         --        --    429,530    4         --     --      5,996         --
Director stock
 sale...........       --     --       --     --         --        --     72,928   --     (72,928)   --        --          --
Exercise of
 stock options..       --     --       --     --         --        --     10,000   --         --     --         77         --
Proceeds from
 public
 offering, net
 of offering
 costs of
 $1,538.........       --     --       --     --         --        --  2,561,000   26         --     --     17,207         --
Issuance of
 Class A
 warrants.......       --     --       --     --         --        --        --    --         --     --      3,516         --
Issuance of
 Class D
 warrants.......       --     --       --     --         --        --        --    --         --     --         73         --
Net loss........       --     --       --     --         --        --        --    --         --     --        --       (8,900)
Preferred stock
 dividends paid.       --     --       --     --         --        --        --    --         --     --        --          (41)
Foreign currency
 translation
 adjustment.....       --     --       --     --         --        --        --    --         --     --        --          --
                  --------  -----   ------   ---    -------   -------  ---------  ---   ---------   ---     ------     -------
Balance at June
 30, 1994.......       --     --    21,478    --         --        --  4,232,406   42   1,027,382    11     32,484     (12,970)
Issuance of
 Series B-2
 preferred
 stock..........       --     --    21,478    --         --        --        --    --         --     --      2,000         --
Conversion of
 Series B
 preferred stock
 to common
 stock..........       --     --    (1,074)   --         --        --     12,860   --         --     --        --          --
Conversion of
 Class A common
 stock to common
 stock..........       --     --       --     --         --        --    505,678    6    (505,678)   (6)       --          --
Exercise of
 warrants.......       --     --       --     --         --        --  7,350,410   74         --     --     83,346         --
Exercise of unit
 purchase
 options........       --     --       --     --         --        --     64,540   --         --     --        541         --
Acquisition of
 Athens Corp....       --     --       --     --         --        --  1,095,695   11         --     --     20,998         --
Exercise of
 stock options..       --     --       --     --         --        --    217,731    2         --     --      1,670         --
Employee stock
 purchase plan..       --     --       --     --         --        --     22,436   --         --     --        212         --
Tax benefit
 attributable to
 exercise of
 stock options..       --     --       --     --         --        --        --    --         --     --        988         --
Issuance of
 Class E
 warrants.......       --     --       --     --         --        --        --    --         --     --        144         --
Option
 compensation
 charges........       --     --       --     --         --        --        --    --         --     --         39         --
Net income......       --     --       --     --         --        --        --    --         --     --        --          599
Preferred stock
 dividends paid.       --     --       --     --         --        --        --    --         --     --        --          (79)
                  --------  -----   ------   ---    -------   -------  ---------  ---   ---------   ---     ------     -------
                    FOREIGN
                   CURRENCY
                  TRANSLATION
                  ADJUSTMENT
                  -----------
Balance at June
 30, 1993.......      $ 7
Conversion of
 Series A
 preferred stock
 to common
 stock..........       --
Acquisition of
 Westech
 Systems, Inc...       --
Director stock
 sale...........       --
Exercise of
 stock options..       --
Proceeds from
 public
 offering, net
 of offering
 costs of
 $1,538.........       --
Issuance of
 Class A
 warrants.......       --
Issuance of
 Class D
 warrants.......       --
Net loss........       --
Preferred stock
 dividends paid.       --
Foreign currency
 translation
 adjustment.....        1
                  -----------
Balance at June
 30, 1994.......        8
Issuance of
 Series B-2
 preferred
 stock..........       --
Conversion of
 Series B
 preferred stock
 to common
 stock..........       --
Conversion of
 Class A common
 stock to common
 stock..........       --
Exercise of
 warrants.......       --
Exercise of unit
 purchase
 options........       --
Acquisition of
 Athens Corp....       --
Exercise of
 stock options..       --
Employee stock
 purchase plan..       --
Tax benefit
 attributable to
 exercise of
 stock options..       --
Issuance of
 Class E
 warrants.......       --
Option
 compensation
 charges........       --
Net income......       --
Preferred stock
 dividends paid.
                  -----------

          See accompanying notes to consolidated financial statements

              INTEGRATED PROCESS EQUIPMENT CORP. AND SUBSIDIARIES

                     (IN THOUSANDS, EXCEPT SHARE AMOUNTS)

               YEARS ENDED JUNE 30, 1994, 1995 AND 1996 AND THE
                   SIX-MONTH PERIOD ENDED DECEMBER 31, 1996

                     SERIES A            SERIES B            SERIES C                              CLASS A
                  PREFERRED STOCK     PREFERRED STOCK     PREFERRED STOCK       COMMON STOCK     COMMON STOCK   ADDITIONAL
                  -----------------   ------------------  -----------------   ----------------- ---------------  PAID-IN
                  SHARES    AMOUNT    SHARES     AMOUNT   SHARES    AMOUNT      SHARES   AMOUNT SHARES   AMOUNT  CAPITAL
                  -------   -------   ---------  -------  -------   -------   ---------- ------ -------  ------ ----------
Balance at June
30, 1995........        --   $    --     41,882   $   --        --       $--  13,501,756  $135  521,704   $ 5    $142,422
Issuance of
Series B-3
preferred stock.        --        --     21,478       --        --        --         --    --       --     --       2,000
Conversion of
Series B
preferred stock
to common stock.        --        --       (268)      --        --        --       4,020   --       --     --         --
Reclassification
of shares.......        --        --        --        --        --        --          54   --       (54)   --         --
Exercise of
warrants........        --        --        --        --        --        --     156,250     2      --     --       1,413
Acquisition of
remaining
interests in
Athens Corp.....        --        --        --        --        --        --     211,670     2      --     --         204
Exercise of unit
purchase
options.........        --        --        --        --        --        --      68,880     1      --     --         926
Conversion of
convertible
debenture.......        --        --        --        --        --        --      50,000   --       --     --         110
Exercise of
stock options...        --        --        --        --        --        --     179,868     2      --     --       1,950
Employee stock
purchase plan...        --        --        --        --        --        --      65,908   --       --     --       1,044
Tax benefit
attributable to
exercise of
stock options...        --        --        --        --        --        --         --    --       --     --       1,561
Issuance of
warrants........        --        --        --        --        --        --         --    --       --     --         100
Net loss........        --        --        --        --        --        --         --    --       --     --         --
Preferred stock
dividends paid..        --        --        --        --        --        --         --    --       --     --         --
Foreign currency
translation
adjustment......        --        --        --        --        --        --         --    --       --     --         --
                   -------   -------  ---------   ------   -------   -------  ----------  ----  -------   ---    --------
Balance at June
30, 1996........        --   $    --     63,092   $   --        --       $--  14,238,406  $142  521,650   $ 5    $151,730
                                FOREIGN
                               CURRENCY
                  ACCUMULATED TRANSLATION
                    DEFICIT   ADJUSTMENT
                  ----------- -----------
Balance at June
30, 1995........   $(12,450)      $ 8
Issuance of
Series B-3
preferred stock.        --         --
Conversion of
Series B
preferred stock
to common stock.        --         --
Reclassification
of shares.......        --         --
Exercise of
warrants........        --         --
Acquisition of
remaining
interests in
Athens Corp.....        --         --
Exercise of unit
purchase
options.........        --         --
Conversion of
convertible
debenture.......        --         --
Exercise of
stock options...        --         --
Employee stock
purchase plan...        --         --
Tax benefit
attributable to
exercise of
stock options...        --         --
Issuance of
warrants........        --         --
Net loss........    (10,657)       --
Preferred stock
dividends paid..       (439)       --
Foreign currency
translation
adjustment......         --        (2)
                  ----------- -----------
Balance at June
30, 1996........   $(23,546)      $ 6

          See accompanying notes to consolidated financial statements

              INTEGRATED PROCESS EQUIPMENT CORP. AND SUBSIDIARIES

                     (IN THOUSANDS, EXCEPT SHARE AMOUNTS)

               YEARS ENDED JUNE 30, 1994, 1995 AND 1996 AND THE
                   SIX-MONTH PERIOD ENDED DECEMBER 31, 1996

                    SERIES A
                    PREFERRED      SERIES B             SERIES C                           CLASS A                ACCUMULATED
                      STOCK     PREFERRED STOCK     PREFERRED STOCK     COMMON STOCK     COMMON STOCK  ADDITIONAL   DEFICIT
                  ------------- ------------------  ----------------- ----------------- --------------  PAID-IN   -----------
                  SHARES AMOUNT SHARES     AMOUNT    SHARES   AMOUNT    SHARES   AMOUNT SHARES  AMOUNT  CAPITAL
                  ------ ------ ---------  -------  --------- ------- ---------- ------ ------- ------ ----------
Balance at June
30, 1996........    --    $--      63,092      $--        --     $--  14,238,406  $142  521,650  $ 5    $151,730   $(23,546)
Retirement of
Series B-1
preferred stock.    --     --      (5,369)      --        --      --         --    --       --    --        (500)       --
Issuance of
warrants........    --     --         --        --        --      --         --    --       --    --         848        --
Exercise of
stock options...    --     --         --        --        --      --     151,007     2      --    --       1,589        --
Employee stock
purchase plan...    --     --         --        --        --      --      52,637   --       --    --         698        --
Tax benefit
attributable to
exercise of
stock options...    --     --         --        --        --      --         --    --       --    --         324        --
Issuance of
Series C
preferred stock
(less offering
costs of
$1,570).........    --     --         --        --    100,000      1         --    --       --    --      23,429        --
Net loss........    --     --         --        --        --      --         --    --       --    --         --     (40,248)
Preferred stock
dividends paid..    --     --         --        --        --      --         --    --       --    --         --        (396)
Foreign currency
translation
adjustment......    --     --         --        --        --      --         --    --       --    --         --         --
                   ---    ---   ---------   ------  ---------  -----  ----------  ----  -------  ---    --------   --------
Balance at
December 31,
1996
(unaudited).....    --    $--      57,723      $--    100,000  $   1  14,442,050  $144  521,650  $ 5    $178,118   $(64,190)
                   ===    ===   =========   ======  =========  =====  ==========  ====  =======  ===    ========   ========
                    FOREIGN
                   CURRENCY
                  TRANSLATION
                  ADJUSTMENT
                  -----------
Balance at June
30, 1996........      $ 6
Retirement of
Series B-1
preferred stock.       --
Issuance of
warrants........       --
Exercise of
stock options...       --
Employee stock
purchase plan...       --
Tax benefit
attributable to
exercise of
stock options...       --
Issuance of
Series C
preferred stock
(less offering
costs of
$1,570).........       --
Net loss........       --
Preferred stock
dividends paid..       --
Foreign currency
translation
adjustment......       25
                  -----------
Balance at
December 31,
1996
(unaudited).....      $31
                  ===========


         See accompanying notes to consolidated financial statements.

              INTEGRATED PROCESS EQUIPMENT CORP. AND SUBSIDIARIES

                     CONSOLIDATED STATEMENTS OF CASH FLOWS
                                 (IN THOUSANDS)

                                                            SIX MONTHS ENDED
                                 YEARS ENDED JUNE 30,         DECEMBER 31,
                              ----------------------------  ------------------
                                1994      1995      1996      1995      1996
                              --------  --------  --------  --------  --------
                                                               (UNAUDITED)
Cash flows from operating
 activities:
  Net income (loss).......... $ (8,900) $    599  $(10,657) $(15,434) $(40,248)
  Adjustments to reconcile
   net income (loss) to net
   cash provided by (used in)
   operating activities:
    Depreciation and
     amortization............    5,829     2,988     6,328     1,640     6,704
    (Gain) loss on sale of
     property, plant and
     equipment...............       12       --       (134)      --        --
    Loss on disposal of IPEC
     Clean, net of taxes.....      --        --        --        --     24,950
    Purchased research and
     development.............    1,107       --     36,961    36,961       --
    Program discontinuance
     charge..................      --        --        --        --     17,601
    Deferred tax benefit.....     (830)   (1,085)  (15,855)  (12,097)  (13,426)
    Acquisition adjustment...      --        --        --        --       (865)
    Cost of warrants issued..      --        --        --        --        848
    Changes in operating
     assets and liabilities,
     net of effects of
     acquisitions:
      Accounts receivable....   (4,401)  (11,045)  (10,432)   (6,647)   (1,252)
      Inventories............   (6,078)   (2,059)      521     3,493   (15,104)
      Prepaid expenses and
       other assets..........     (183)     (693)     (487)   (1,590)     (399)
      Accounts payable.......      --       (918)   (7,054)    1,233      (451)
      Accrued liabilities....       43      (933)    3,062       280     8,873
      Net assets of
       discontinued
       operations............      682     2,843     7,349    (7,927)      849
                              --------  --------  --------  --------  --------
        Net cash provided by
         (used in) operating
         activities..........  (12,719)  (10,303)    9,602       (88)  (11,920)
                              --------  --------  --------  --------  --------
Cash flows from investing
 activities:
 Purchase of property, plant
  and equipment..............     (951)   (5,625)  (36,571)  (19,658)     (343)
 Acquisition costs...........      134       --        --        --        --
 Proceeds from sale of
  property, plant and
  equipment..................        3       --        886       --     20,417
 Proceeds from notes
  receivable--officers.......       31       --        --        --        --
 Purchase of subsidiaries,
  net of cash acquired.......   (1,111)     (929)  (23,641)  (23,641)      --
                              --------  --------  --------  --------  --------
  Net cash provided by (used
   in) investing activities..   (1,894)   (6,554)  (59,326)  (43,299)   20,074
                              --------  --------  --------  --------  --------
Cash flows from financing
 activities:
 Proceeds from long-term
  debt.......................      --        338    35,787    10,000     4,407
 Repayment of notes payable..      --     (4,000)  (24,000)      --     (1,259)
 Net proceeds from issuance
  of common stock and
  warrants...................   17,310    85,845     5,544     2,562     2,289
 Payment of preferred stock
  dividends..................      (41)      (79)     (439)     (351)     (396)
 Repayment of long-term debt
  and capital leases.........   (1,604)     (868)  (21,631)   (3,564)  (11,022)
 Repayment of related party
  notes payable..............     (515)   (4,768)      --        --        --
 Net proceeds from issuance
  of Series C preferred
  stock......................      --        --        --        --     23,430
 Borrowing from related
  parties....................      --      5,200       --        --        --
 Deferred financing fees.....     (667)      --        --        --        --
                              --------  --------  --------  --------  --------
  Net cash provided by (used
   in) financing activities..   14,483    81,668    (4,739)    8,647    17,449
                              --------  --------  --------  --------  --------
Effect of exchange rate
 changes on cash.............        1       --         (2)      --         25
                              --------  --------  --------  --------  --------
  Net increase (decrease) in
   cash and cash equivalents.     (129)   64,811   (54,465)  (34,740)   25,628
Cash and cash equivalents,
 beginning of period.........    1,108       979    65,790    65,790    11,325
                              --------  --------  --------  --------  --------
Cash and cash equivalents,
 end of period............... $    979  $ 65,790  $ 11,325  $ 31,050  $ 36,953
                              ========  ========  ========  ========  ========

          See accompanying notes to consolidated financial statements.

              INTEGRATED PROCESS EQUIPMENT CORP. AND SUBSIDIARIES

                                 (IN THOUSANDS)

                                                                 SIX MONTHS
                                                               ENDED DECEMBER
                                    YEARS ENDED JUNE 30,             31,
                                  ---------------------------  ----------------
                                   1994      1995      1996      1995     1996
                                  -------  --------  --------  --------  ------
                                                                 (UNAUDITED)
Supplemental disclosures of cash
 flow information:
  Cash paid for:
    Interest..................... $   905  $    657  $  1,902  $    423  $1,339
                                  =======  ========  ========  ========  ======
    Income taxes................. $   --   $    576  $  3,317  $  2,906  $  --
                                  =======  ========  ========  ========  ======
Supplemental disclosures of
 noncash investing activities:
  The Company made acquisitions
   of $1,111, $929 and $23,593
   for cash in the years ended
   June 30, 1994, 1995 and 1996,
   respectively. The purchase
   prices were allocated to the
   assets acquired and
   liabilities assumed based on
   their fair value as indicated
   in notes to the consolidated
   financial statements. A
   summary of cash paid for the
   acquisitions follows:
    Purchase price............... $11,198  $ 21,747  $ 54,395  $ 54,395  $  --
    Less cash acquired...........     (87)      (18)   (1,269)   (1,269)    --
    Common stock issued..........  (4,000)  (20,800)     (206)     (206)    --
    Notes payable................     --        --    (26,056)  (26,056)    --
    Long-term debt...............     --        --     (3,223)   (3,223)    --
    Preferred stock issued.......  (6,000)      --        --        --      --
                                  -------  --------  --------  --------  ------
                                  $ 1,111  $    929  $ 23,641  $ 23,641  $  --
                                  =======  ========  ========  ========  ======


          See accompanying notes to consolidated financial statements.

                      INTEGRATED PROCESS EQUIPMENT CORP.
                               AND SUBSIDIARIES

                  NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
       (in thousands, except percentages, shares and per share amounts)
              (all data as of and for the six month periods ended
                   December 31, 1995 and 1996 is unaudited)

(1) ORGANIZATION

  Integrated Process Equipment Corp. (IPEC) and subsidiaries (the Company) designs, manufactures, markets and services capital equipment used by the semiconductor industry.

 ACQUISITIONS

  IPEC Planar Phoenix

  On September 3, 1993, IPEC acquired Westech Systems, Inc. (Westech) for $4,900. The name of Westech was subsequently changed to IPEC Planar Phoenix, Inc. The purchase price consisted of cash amounting to $900 and 429,530 shares of IPEC's common stock valued at $4,000. In addition, IPEC agreed to issue up to $6,000 of its Series B 6% cumulative convertible preferred stock, contingent upon achievement of revenue targets in 1993, 1994 and 1995. Since the revenue targets for each calendar year were met, $6,000 of preferred stock was issued and included in the purchase price with a corresponding increase in goodwill.

  After giving consideration to the issuance of preferred stock, the adjusted purchase price was allocated to the assets acquired, including cash of $87 and liabilities assumed based on their fair values as follows:

   Purchase price:
    Cash..............................................................  $   900
    Common stock......................................................    4,000
    Preferred stock...................................................    6,000
    Costs of acquisition..............................................      298
                                                                        -------
      Total...........................................................  $11,198
                                                                        =======
   Assets acquired and liabilities assumed:
    Current assets....................................................  $16,317
    Property, plant and equipment.....................................    4,557
    Other assets......................................................       49
    Patents...........................................................    5,176
    Purchased research and development................................    1,107
    Goodwill..........................................................    6,910
    Current liabilities...............................................  (20,135)
    Noncurrent liabilities............................................   (1,953)
    Deferred income taxes.............................................     (830)
                                                                        -------
      Total...........................................................  $11,198
                                                                        =======

  The purchased research and development was charged to operations upon acquisition. The acquisition was accounted for as a purchase and, accordingly, the accompanying consolidated financial statements include the accounts of Westech from the date of acquisition.

                      INTEGRATED PROCESS EQUIPMENT CORP.
                               AND SUBSIDIARIES

             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS, CONTINUED
       (in thousands, except percentages, shares and per share amounts)
              (all data as of and for the six month periods ended
                   December 31, 1995 and 1996 is unaudited)


  IPEC Clean

  On November 22, 1994, the Company acquired approximately 94% of the outstanding common stock of Athens Corp (Athens), a privately-owned company engaged in manufacturing wet process reprocessing systems for the semiconductor industry. The name of Athens was subsequently changed to IPEC Clean, Inc. (IPEC Clean). The purchase price consisted of 1,095,695 shares of the Company's common stock. The Company subsequently acquired the remaining interests in the common stock of Athens in fiscal 1996 in exchange for 211,670 shares of the Company's common stock.

  The purchase price was allocated to the assets acquired, including cash of $18 and liabilities assumed based on their fair values as follows:

   Purchase price:
    Common stock......................................................  $21,215
    Costs of acquisition..............................................      995
                                                                        -------
      Total...........................................................  $22,210
                                                                        =======
   Assets acquired and liabilities assumed:
    Current assets....................................................  $ 6,711
    Property, plant and equipment.....................................    1,207
    Other assets......................................................      753
    Purchased research and development................................    8,485
    Developed technology..............................................   13,592
    Assembled workforce...............................................      881
    Goodwill..........................................................      577
    Current liabilities...............................................   (9,186)
    Noncurrent liabilities............................................     (696)
    Deferred income taxes.............................................     (114)
                                                                        -------
      Total...........................................................  $22,210
                                                                        =======

  The purchased research and development was charged to operations upon acquisition. The acquisition was accounted for as a purchase and, accordingly, the accompanying consolidated financial statements include the accounts of Athens from the date of acquisition.The operations of IPEC Clean were classified as discontinued in fiscal 1997. See note 17.

  The purchased research and development included eight different potential products and was valued using a discounted cash flow analysis with no valuation of any potential product exceeding the estimated replacement cost to the Company. Of the eight "in-process" products acquired, four were in the product definition stage and four products had been conceptually outlined but had not gone through the product definition stage. At the time of the acquisition, there were no future alternative uses for these products. The Company believes that the technology had no separate economic value and the technology was expensed as purchased research and development cost at the time of acquisition.

                      INTEGRATED PROCESS EQUIPMENT CORP.
                               AND SUBSIDIARIES

             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS, CONTINUED
       (in thousands, except percentages, shares and per share amounts)
              (all data as of and for the six month periods ended
                   December 31, 1995 and 1996 is unaudited)


  IPEC Planar Portland

 On October 30, 1995, the Company acquired all of the outstanding common stock of GAARD Automation, Inc. (GAARD), a privately-owned company that developed and sold an advanced high throughput chemical mechanical planarization (CMP) system for metal planarization. The name of GAARD was subsequently changed to IPEC Planar Portland, Inc. GAARD also designed and manufactured custom flexible automation systems used outside the semiconductor industry. The purchase price consisted of cash of $12,000 and notes payable and long-term debt of $18,923. Notes payable of $15,000 were subsequently repaid in 1996.

  The purchase price was allocated to the assets acquired (including cash of $1,269) and liabilities assumed based on their fair values as follows:

   Purchase price:
    Cash..............................................................  $12,000
    Notes payable.....................................................   15,700
    Long-term debt....................................................    3,223
    Costs of acquisition..............................................      620
                                                                        -------
      Total...........................................................  $31,543
                                                                        =======
   Assets acquired and liabilities assumed:
    Current assets....................................................  $ 7,958
    Property, plant and equipment.....................................      128
    Deferred income taxes.............................................    1,010
    Purchased research and development................................   28,793
    Current liabilities...............................................   (6,346)
                                                                        -------
      Total...........................................................  $31,543
                                                                        =======

  The purchased research and development was charged to operations upon acquisition. The acquisition was accounted for as a purchase, and accordingly, the accompanying consolidated financial statements include the results of GAARD from the date of acquisition.

  The purchased research and development included one potential product and was valued using a discounted cash flow analysis. The valuation did not exceed the estimated replacement cost to the Company. The product, a CMP tool, was in the product definition stage at the time of the acquisition, and there were no future alternative uses for this product. The Company believes that the technology had no separate economic value and the technology was expensed as purchased research and development cost at the time of acquisition.

                      INTEGRATED PROCESS EQUIPMENT CORP.
                               AND SUBSIDIARIES

             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS, CONTINUED
       (in thousands, except percentages, shares and per share amounts)
              (all data as of and for the six month periods ended
                   December 31, 1995 and 1996 is unaudited)


  IPEC Precision

  On December 29, 1995, the Company's subsidiary IPEC Precision, Inc. acquired substantially all of the assets constituting the Precision Materials Operation of Hughes Danbury Optical Systems, Inc. (HDOS). IPEC Precision (formerly HDOS) was engaged in the design, manufacture, and sale of precision equipment, based on proprietary plasma-assisted chemical etching and metrology technologies, for use in the production of advanced semiconductor wafers and devices, and provided wafer processing services that use such proprietary technology and equipment. The purchase price consisted of cash of $11,517 and notes payable of $10,356.

  The purchase price was allocated to the assets acquired and liabilities assumed based on their fair values as follows:

   Purchase price:
    Cash..............................................................  $11,517
    Notes payable.....................................................   10,356
    Costs of acquisition..............................................      725
                                                                        -------
      Total...........................................................  $22,598
                                                                        =======
   Assets acquired and liabilities assumed:
    Current assets....................................................  $   879
    Property, plant and equipment.....................................    6,190
    Deferred income taxes.............................................      400
    Patents...........................................................    6,222
    Assembled workforce...............................................    1,622
    Purchased research and development................................    8,168
    Current liabilities...............................................     (883)
                                                                        -------
      Total...........................................................  $22,598
                                                                        =======

  The purchased research and development was charged to operations upon acquisition. The acquisition was accounted for as a purchase and, accordingly, the accompanying consolidated financial statements include the results of IPEC Precision from the date of acquisition. A $9,000 note payable to HDOS relating to the acquisition bearing interest at the rate of 11% per annum was repaid on February 27, 1996. The Company also financed $10,000 of the $11,517 paid to HDOS through borrowing from a stockholder, which was also repaid in April 1996.

  The purchased research and development included four potential products and was valued using a discounted cash flow analysis. The valuation did not exceed the estimated replacement cost to the Company. Of the four "in-process" products acquired, two were in the product definition stage and two products had been conceptually outlined but had not gone through the product definition stage. The Company believes that the technology had no separate economic value and the technology was expensed as purchased research and development cost at the time of acquisition.

                      INTEGRATED PROCESS EQUIPMENT CORP.
                               AND SUBSIDIARIES

             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS, CONTINUED
       (in thousands, except percentages, shares and per share amounts)
              (all data as of and for the six month periods ended
                   December 31, 1995 and 1996 is unaudited)


  Pro Forma

  Pro forma unaudited consolidated operations data from continuing operations (excluding nonrecurring charges for purchased research and development and discontinued operations), assuming all acquisitions had taken place on July 1, 1993 is as follows:

                                                        YEARS ENDED JUNE 30,
                                                      -------------------------
                                                       1994     1995     1996
                                                      -------  ------- --------
   Revenue........................................... $42,961  $93,545 $156,839
   Net income (loss)................................. $(7,467) $11,301 $ 13,587
   Net income (loss) per share....................... $ (2.70) $  1.15 $    .94

(2) SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

  Principles of Consolidation

  The consolidated financial statements include the accounts of IPEC and its subsidiaries. All significant intercompany balances and transactions have been eliminated in consolidation.

  Use of Estimates

  Management of the Company has made a number of estimates and assumptions relating to the reporting of assets and liabilities and the disclosure of contingent assets and liabilities to prepare these financial statements in conformity with generally accepted accounting principles. Actual results could differ from those estimates.

  Cash and Cash Equivalents

  All highly liquid securities with original maturities of three months or less at the date of purchase are considered to be cash equivalents.

  Concentration of Credit Risk

  The Company sells products and services to customers, primarily semiconductor manufacturers, and extends credit based on an evaluation of the customer's financial condition, generally without requiring collateral. Exposure to losses on receivables is principally dependent on each customer's financial condition. The Company monitors its exposure for credit losses and maintains allowances for anticipated losses.

  Inventories

  Inventories are stated at the lower of cost (first-in, first-out method) or market.

  Property, Plant and Equipment

  Property, plant and equipment are stated at cost and are depreciated on the straight-line method over the estimated useful lives of the assets which range from three to forty years. Equipment recorded under capital leases is stated at the lower of fair market value or the present value of minimum lease payments at

                      INTEGRATED PROCESS EQUIPMENT CORP.
                               AND SUBSIDIARIES

             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS, CONTINUED
       (in thousands, except percentages, shares and per share amounts)
              (all data as of and for the six month periods ended
                   December 31, 1995 and 1996 is unaudited)

the inception of the lease. Equipment recorded under capital leases and leasehold improvements are amortized using the straight-line method over the shorter of the lease term or the estimated useful lives of the related assets.

  Intangible Assets

  Intangible assets have been allocated among various categories based on their estimated fair value upon acquisition as determined by management or by independent appraisal. The Company continually evaluates whether events and circumstances have occurred that indicate the estimated useful life of intangible assets may warrant revision or that the remaining balance may not be recoverable. When factors indicate that the asset should be evaluated for possible impairment, the Company uses an estimate of the related undiscounted net cash flows generated by the asset over the remaining estimated life of the assets in measuring whether the asset is recoverable. Material factors which may alter the useful life of the asset or determine that the balance may not be recoverable include effects of new technologies obsolescence, demand, competition and other economic factors.

   Goodwill represents the excess cost over the fair value of tangible and intangible assets acquired and is amortized over 10 years using the straight-line method. Patents are amortized over 5 to 10 years using the straight-line method. Assembled workforce represents the avoided cost to interview and train employees and is being amortized over 5 years using the straight-line method.

  Warranty Expense

  The Company warrants its products for a period of one year or longer upon sale. Future estimated warranty costs are charged to operations at the time of sale.

  Revenue Recognition

  The Company recognizes revenue from sales when a product is shipped. Revenue from spare part sales or service revenue is recognized when shipped or upon completion of service.

  Research and Development

  Expenditures for research and development are charged to operations as incurred.

  Income Taxes

  The Company utilizes the method of accounting for income taxes prescribed by Statement of Financial Accounting Standards No. 109, "Accounting for Income Taxes" (SFAS No. 109). Pursuant to SFAS No. 109, deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which these temporary differences are expected to be recovered or settled.

                      INTEGRATED PROCESS EQUIPMENT CORP.
                               AND SUBSIDIARIES

             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS, CONTINUED
       (in thousands, except percentages, shares and per share amounts)
              (all data as of and for the six month periods ended
                   December 31, 1995 and 1996 is unaudited)


  Income (Loss) per Share of Common Stock

  Net income (loss) per common share is computed by dividing net income (loss) less dividends on convertible preferred stock by the weighted average number of common shares outstanding during the period, plus, when their effect is dilutive, common stock equivalents consisting of certain shares subject to stock options and warrants.

  Foreign Currency Translation

  The functional currency for the Company's foreign operations is their local currency. Assets and liabilities of foreign operations are translated into U.S. dollars using current exchange rates at the balance sheet date, and revenue and expenses are translated into U.S. dollars using average exchange rates for the year. The effects of foreign currency translation adjustments are included as a separate component of stockholders' equity. Transaction gains and losses are included in operations and were not significant for the years ended June 30, 1994, 1995 and 1996 and the six-month periods ended December 31, 1995 and 1996.

  Recently Issued Accounting Standards

  In March 1995, the Financial Accounting Standards Board issued SFAS No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of", (SFAS No. 121) which requires impairment losses to be recorded on long-lived assets used in operations when indicators of impairment are present and the undiscounted cash flows estimated to be generated by those assets are less than the assets' carrying amount. SFAS No. 121 also addresses the accounting for long-lived assets that are expected to be disposed of. The Company adopted SFAS No. 121 in the first quarter of the fiscal year ended June 30, 1997 and this adoption did not have a material impact on the consolidated financial statements.

  Reclassifications

  Certain 1995 and 1994 balances have been reclassified to conform to the 1996 presentation.

                       INTEGRATED PROCESS EQUIPMENT CORP.
                                AND SUBSIDIARIES

             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS, CONTINUED
        (in thousands, except percentages, shares and per share amounts)
              (all data as of and for the six month periods ended
                    December 31, 1995 and 1996 is unaudited)


(3) INVENTORIES

  Inventories are summarized as follows:

                                                     JUNE 30,
                                                 -----------------  DECEMBER 31,
                                                   1995     1996        1996
                                                 --------  -------  ------------
                                                                    (UNAUDITED)
   Raw materials................................ $ 14,607  $14,574    $24,081
   Work in process..............................    5,279    9,391     15,705
   Finished goods...............................        6    1,020      1,238
                                                 --------  -------    -------
                                                   19,892   24,985     41,024
   Less: inventory obsolescence reserve.........     (985)  (1,548)   (11,484)
                                                 --------  -------    -------
                                                 $ 18,907  $23,437    $29,540
                                                 ========  =======    =======

(4) PROPERTY, PLANT AND EQUIPMENT

  Property, plant and equipment is summarized as follows:

                                                    JUNE 30,
                                                -----------------  DECEMBER 31,
                                                  1995     1996        1996
                                                --------  -------  ------------
                                                                   (UNAUDITED)
   Land........................................ $    251  $ 1,642    $   --
   Buildings...................................    1,219   15,414        151
   Machinery and equipment.....................    8,420   33,806     31,583
   Building and leasehold improvements.........      543    1,325      1,483
   Office furniture and fixtures...............      527    1,051        727
   Vehicles....................................       84      106         88
   Equipment recorded under capital leases.....      766    2,291      3,197
                                                --------  -------    -------
   Total.......................................   11,810   55,635     37,229
   Less: accumulated depreciation and
   amortization................................   (1,452)  (5,410)   (13,928)
                                                --------  -------    -------
                                                $ 10,358  $50,225    $23,301
                                                ========  =======    =======

(5) INTANGIBLE ASSETS

  Intangible assets are summarized as follows:

                                                     JUNE 30,
                                                  ----------------  DECEMBER 31,
                                                   1995     1996        1996
                                                  -------  -------  ------------
                                                                    (UNAUDITED)
   Goodwill...................................... $ 4,910  $ 6,910    $ 6,910
   Patents.......................................   5,177   11,398     11,398
   Assembled workforce...........................     --     1,622      1,622
                                                  -------  -------    -------
   Total.........................................  10,087   19,930     19,930
   Less: accumulated amortization................  (2,538)  (4,795)    (6,822)
                                                  -------  -------    -------
                                                  $ 7,549  $15,135    $13,108
                                                  =======  =======    =======

                      INTEGRATED PROCESS EQUIPMENT CORP.
                               AND SUBSIDIARIES

             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS, CONTINUED
       (in thousands, except percentages, shares and per share amounts)
              (all data as of and for the six month periods ended
                   December 31, 1995 and 1996 is unaudited)


(6) ACCRUED LIABILITIES

  Accrued liabilities are summarized as follows:

                                                      JUNE 30,
                                                   --------------- DECEMBER 31,
                                                    1995    1996       1996
                                                   ------- ------- ------------
                                                                   (UNAUDITED)
   Accrued warranties............................. $ 1,700 $ 5,215   $ 5,153
   Accrued income taxes...........................     --    3,190     5,739
   Accrued payroll and benefits...................     825   1,474     1,290
   Accrued vacation...............................     461     944       914
   Accrued commissions............................   1,292     768     1,140
   Accrued losses on discontinued operations......     --      --      5,460
   Accrued losses on noncancellable purchase
    commitments...................................     --      --      4,500
   Other accrued liabilities......................   2,918   6,117     6,359
                                                   ------- -------   -------
                                                   $ 7,196 $17,708   $30,555
                                                   ======= =======   =======

(7) NOTES PAYABLE

  At June 30, 1996 notes payable amounted to $2,056. Notes payable amounting to $13,000 and $2,700 were issued in connection with the acquisition of GAARD. The $13,000 note was paid in April 1996 and $2,000 of the $2,700 note was paid in January 1996.

  A note payable to HDOS amounting to $1,356 was also outstanding at June 30, 1996. The note is due in equal installments on July 1, 1996 and September 30, 1996. The note bears interest at 8.5%. The note was paid in fiscal 1997.

                      INTEGRATED PROCESS EQUIPMENT CORP.
                               AND SUBSIDIARIES

             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS, CONTINUED
       (in thousands, except percentages, shares and per share amounts)
              (all data as of and for the six month periods ended
                   December 31, 1995 and 1996 is unaudited)


(8) LONG-TERM DEBT

  Long-term debt is summarized as follows:

                                                       JUNE 30,
                                                    -------------- DECEMBER 31,
                                                     1995   1996       1996
                                                    ------ ------- ------------
                                                                   (UNAUDITED)
   Notes payable, bank (a)......................... $  --  $19,786   $14,193
   Notes payable, other, interest ranging from
   prime plus 1% to 12%; due in 1997;
   collateralized by various assets................  1,543     198        63
   Note payable, interest at prime; matures in
    January 1998; collateralized by patents and
    guaranteed by a stockholder....................    275     175       125
   Notes payable to stockholder, bearing interest
    at prime plus 2% (b)...........................  3,000     --        --
   Note payable, GAARD acquisition (c).............    --    2,620     2,087
   Capital lease obligations, interest at rates
    ranging from 7.3% to 11.3% (d).................    272   1,860     3,611
   Other...........................................    557     --        --
                                                    ------ -------   -------
                                                     5,647  24,639    20,079
   Less: current portion...........................  4,362   1,886     2,219
                                                    ------ -------   -------
   Long-term debt, net............................. $1,285 $22,753   $17,860
                                                    ====== =======   =======

---------------------
(a) The Company entered into a loan agreement in April 1996 with a bank. Under the terms of the agreement, the Company received a $10,000 term loan and a $30,000 revolving loan facility to provide working capital and for general corporate purposes. The borrowing base for the revolving loan facility consists of 80% of eligible accounts receivable as defined by the agreement. At June 30, 1996 and December 31, 1996, the borrowing base was $22,104 and $15,412, respectively. The unused credit available under this facility at June 30, 1996 and December 31, 1996 was $12,318 and $1,219, respectively.

  The outstanding balance of the term loan was $10,000 at June 30, 1996. It bears interest at a rate of 9.52% and matures in October 1997. The outstanding balance on the revolving loan facility was $9,786 at June 30, 1996. It bears interest at the Company's option at the prime rate or LIBOR plus 2.75%. The weighted average interest rate at June 30, 1996 on the outstanding balance was 8.24%. The commitments made under the revolving credit facility expire in April 1997, but may be extended annually for two one-year periods with the consent of the bank. If the revolving credit facility expires, the Company is obligated to repay the outstanding balance in eight equal quarterly payments of principal plus interest. The term loan and revolving loan facility are secured by a blanket lien on the assets of the Company and its subsidiaries. The $10,000 term loan was repaid in the second quarter of fiscal year 1997.

  The terms of the loan agreement include various covenants, which, among other things include maintenance of certain financial ratios, limit the amount of dividends that can be paid to common stockholders and acquisitions of treasury stock. The Company was in compliance with these covenants as of June 30, 1996 and December 31, 1996.

                      INTEGRATED PROCESS EQUIPMENT CORP.
                               AND SUBSIDIARIES

             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS, CONTINUED
       (in thousands, except percentages, shares and per share amounts)
              (all data as of and for the six month periods ended
                   December 31, 1995 and 1996 is unaudited)


(b) IPEC, Westech Systems, Inc. (now known as IPEC Planar Phoenix, Inc.) and an individual stockholder entered into a two-year $10,000 revolving credit facility in September 1994. In December 1995 in connection with the IPEC Precision acquisition, this facility was converted to a term loan due on September 30, 1997. The loan bears interest at a floating rate equal to the prime rate in effect from time to time plus 2% and is secured by a first lien on the assets of IPEC and Westech and a pledge of the stock of IPEC's subsidiaries. The loan was repaid in full in April 1996.

  As consideration for making the loan available, IPEC and Westech agreed to pay the stockholder administrative fees of $300 in the aggregate ($100 of which has been paid and the balance of which is payable by September 8,
  1996). IPEC also issued to the stockholder three-year warrants to purchase 50,000 shares of IPEC common stock at a purchase price of $10 per share and a 10-year debenture in the principal amount of $500 bearing interest at the prime rate. The debenture was converted into 50,000 shares of IPEC common stock in the third quarter of fiscal 1996. The warrants were exercised in the fourth quarter of fiscal 1996.

(c) The Company entered into a $3,223 promissory note with the former owner of GAARD. The note bears interest at 5.58% per year, principal and interest are payable in monthly installments. The note matures in September 1998 and is unsecured.

(d) The Company entered into lease financing arrangements for certain equipment and leasehold improvements. These leases expire at various dates through June 2001.

  In September 1993, the Company obtained a bridge loan in the amount of $5,000 which was discounted by the value of warrants issued to the lenders. Upon completion of the public offering in January 1994, the Company repaid the loan and wrote off the debt discount and expenses of the loan aggregating $4,256, which is included in interest expense.

  Interest expense to related parties was $164, $304 and $561 for the years ended June 30, 1994, 1995 and 1996, respectively. Interest expense includes debt discount and deferred financing fees of $213 for the year ended June 30, 1995.

  The future maturities of long-term debt as of June 30, 1996 are as follows:

      YEARS ENDING JUNE 30,
      ---------------------
        1997............................................................ $ 1,886
        1998............................................................  16,562
        1999............................................................   5,556
        2000............................................................     395
        2001............................................................     240
                                                                         -------
        Total........................................................... $24,639
                                                                         =======

(9) STOCKHOLDERS' EQUITY

  Preferred Stock

  Approximately 305,000 shares of Series A preferred stock were converted into approximately 153,000 shares of common stock in fiscal 1994.

                      INTEGRATED PROCESS EQUIPMENT CORP.
                               AND SUBSIDIARIES

             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS, CONTINUED
       (in thousands, except percentages, shares and per share amounts)
              (all data as of and for the six month periods ended
                   December 31, 1995 and 1996 is unaudited)


  The holders of Series B preferred stock are entitled to an annual cumulative dividend amounting to $5.59 per share, payable semiannually on December 31 and June 30, commencing June 30, 1994. The Series B preferred stock was issued to the former stockholders of Westech upon achievement of revenue targets in calendar 1993, 1994 and 1995. Each share of the Series B-1 preferred stock, Series B-2 preferred stock and Series B-3 preferred stock is convertible into 12.54, 11.41 and 15.00 shares of common stock, respectively. During fiscal 1995, 1,074 shares of Series B-1 and B-2 preferred stock were converted into 12,860 shares of common stock, and in fiscal 1996, 268 shares of Series B-3 preferred stock were converted into 4,020 shares of common stock.

  Class A Common Stock

  Each share of Class A common stock is entitled to four votes and can be converted into one share of the Company's common stock. Each share of common stock is entitled to one vote. In connection with the Company's initial public offering, all of the holders of the Company's Class A common stock placed into escrow on a pro rata basis, an aggregate of 733,550 shares of Class A common stock. Since the market price of the Company's common stock attained specific levels in fiscal 1995, the shares of Class A common stock placed in escrow were released to the respective shareholders.

  Options and Warrants

  Concurrent with the Company's initial public offering in August 1992, the Company issued options to the underwriter to purchase 87,500 units at an exercise price of $44.20 per unit. Each unit consists of one share of common stock, one Class A warrant and one Class B warrant. The options expire in 1997. At June 30, and December 31, 1996 approximately 23,000 of these options were outstanding.

  Concurrent with the Company's secondary offering in February 1994, the Company issued options to the underwriter for the purchase of 1,800 units at an exercise price of $1,650 per unit. Each unit consists of 130 shares of common stock and 78 Class B warrants which expire in 1999. At June 30 and December 31, 1996, all of these options were outstanding.

  Upon the exercise of each Class A warrant, the holder received one share of common stock and one Class B warrant. The Class A warrants were called for redemption in August 1994.

  Upon the exercise of each Class B warrant, the holder received one share of common stock. These warrants were called for redemption in May 1995.

  Class D warrants were issued in connection with lines of credit extended by a stockholder and have been assigned a value of $73. Additional warrants were issued in connection with services provided during the acquisition of GAARD and have been assigned a value of $100.

                      INTEGRATED PROCESS EQUIPMENT CORP.
                               AND SUBSIDIARIES

             Notes to Consolidated Financial Statements, Continued
                 (all data as of and for the six months ended
                   December 31, 1995 and 1996 is unaudited)


  Warrants

  The following table summarizes warrant activity:

                  COMMON    CLASS A     CLASS B    CLASS C   CLASS D   CLASS E    COMMON   COMMON   COMMON
                    (D)        (A)         (B)        (D)       (C)       (E)       (F)      (G)      (H)     TOTAL
                  -------  ----------  ----------  --------  --------  --------  -------- -------- -------- ----------
Exercise price... $  4.00  $     8.90  $    13.45  $   2.52  $   8.90  $  10.00  $  29.95 $  14.66 $  24.57        --
Expiration....... 8/13/95     8/13/97     8/13/99   8/28/97   8/13/97  12/31/97  12/26/00 12/31/99 12/16/02        --
Issued with
 public
 offerings.......     --    1,006,250   2,620,850       --    100,000       --        --       --       --   3,727,100
Issued with
 bridge
 financing.......  25,000   1,250,000         --        --        --        --        --       --       --   1,275,000
Issued in
 connection with
 line of credit..     --          --          --    275,000       --     50,000       --       --       --     325,000
Issued in
 connection with
 exercise of A
 warrants........     --          --    2,291,380                 --        --        --       --       --   2,291,380
Issued in
 connection with
 acquisition
 services........     --          --          --        --        --        --     10,000      --       --      10,000
Issued with unit
 purchase
 options.........     --       64,540      64,540       --        --        --        --       --       --     129,080
Exercised........ (25,000) (2,291,380) (4,971,660) (137,500) (100,000)  (50,000)      --       --       --  (7,575,540)
Redeemed.........     --      (29,410)     (5,110)      --        --        --        --       --       --     (34,520)
                  -------  ----------  ----------  --------  --------  --------  -------- -------- -------- ----------
Outstanding at
 June 30, 1996...     --          --          --    137,500       --        --     10,000      --       --     147,500
                  -------  ----------  ----------  --------  --------  --------  -------- -------- -------- ----------
Issued in
 connection with
 an agreement
 with a major
 customer to
 accelerate
 certain
 deliveries in
 quarters one and
 two of fiscal
 1997............     --          --          --        --        --        --        --   200,000      --     200,000
Issued in
 connection with
 issuance of
 Series C
 preferred stock.     --          --          --        --        --        --        --       --   476,352    476,352
                  -------  ----------  ----------  --------  --------  --------  -------- -------- -------- ----------
Outstanding at
 December 31,
 1996
 (unaudited).....     --          --          --    137,500       --        --     10,000  200,000  476,352    823,852
                  =======  ==========  ==========  ========  ========  ========  ======== ======== ======== ==========

-------------------
(a) Upon exercise of each Class A warrant, the holder received one share of common stock and one Class B warrant. In August 1994, the Class A warrants were called by the Company for redemption. As a result, warrants for 2,226,840 shares were exercised providing net proceeds of approximately $19,025 to the Company.

(b) Upon exercise of each Class B warrant, the holder received one share of common stock. In May 1995, these warrants were called by the Company for redemption. As a result warrants for 4,902,780 shares were exercised providing net proceeds of $63,273 to the Company.

(c) These warrants were issued in connection with a line of credit extended by a stockholder and assigned a value of $73.

(d) Upon exercise, the holder will receive one share of common stock for each warrant exercised.

(e) These warrants were issued in connection with a line of credit extended by a stockholder and assigned a value of $144.

(f) These warrants were issued in connection with services provided during the acquisition of GAARD and were assigned a value of $100.

(g) These warrants were issued in connection with an agreement to accelerate planned orders from a significant customer.

(h) These warrants were issued in connection with the Series C convertible preferred stock.

                      INTEGRATED PROCESS EQUIPMENT CORP.
                               AND SUBSIDIARIES

             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS, CONTINUED
       (in thousands, except percentages, shares and per share amounts)
              (all data as of and for the six month periods ended
                   December 31, 1995 and 1996 is unaudited)


(10) EMPLOYEE BENEFITS

  Effective August 1993, the Company established a defined contribution plan under Section 401(k) of the Internal Revenue Code that covers all eligible employees. Participants may contribute up to 15% of their salary. Participants vest immediately in their own contributions and over a five-year period in the Company's matching contributions. The Company made matching contributions of $189 in fiscal 1996.

  The Company acquired defined contribution plans under Section 401(k) of the Internal Revenue Code in connection with the acquisitions of Athens and GAARD. The Athens plan was merged into the Company's plan on July 1, 1995. The GAARD plan was merged into the Company's plan on January 1, 1997. Participants in the GAARD plan may also contribute up to 15% of their salary.

  In connection with the acquisition of IPEC Precision, employees of IPEC Precision became eligible for participation in the Company's 401(k) plan.

  In 1994, the Company adopted the 1994 Employee Stock Purchase Plan to provide employees with a more convenient means to acquire an equity interest in the Company. Eligible employees of the Company can purchase common stock through payroll deductions at 85% of the fair market value of the stock. Payroll deductions for the purchase of stock may not exceed 10% of an employee's base compensation or $25. As of June 30, 1996, 88,344 shares have been purchased under this plan. The maximum number of shares that may be issued under this plan is 1,000,000.

  The Company's 1992 Stock Option Plan provides for the issuance of incentive stock options, nonqualified stock options and stock appreciation rights to purchase up to 4,050,000 shares of common stock to employees, directors and consultants. The grants vest over periods ranging up to five years. Under the Stock Option Plan, options may be granted to purchase shares of the Company's common stock at not less than fair market value at the date of grant, and are exercisable for a period not exceeding ten years from that date.

                      INTEGRATED PROCESS EQUIPMENT CORP.
                               AND SUBSIDIARIES

             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS, CONTINUED
       (in thousands, except percentages, shares and per share amounts)
              (all data as of and for the six month periods ended
                   December 31, 1995 and 1996 is unaudited)


  The following table summarizes the activity under this plan:

                                         NUMBER OF
                                          OPTIONS   EXERCISE PRICE  EXERCISABLE
                                         ---------  --------------  -----------
   Outstanding, July 1, 1993                   --   $          --
   Granted..............................   314,000    7.75 - 10.00
   Exercised............................   (10,000)           7.75
                                         ---------
   Outstanding, June 30, 1994...........   304,000    7.75 - 10.00     164,000
                                                                     =========
   Granted.............................. 2,860,000    9.00 - 28.75
   Exercised............................  (196,000)   7.75 -  9.00
   Forfeitures..........................  (111,000)   7.75 -  9.00
                                         ---------
   Outstanding, June 30, 1995........... 2,857,000    7.75 - 28.75     655,000
                                                                     =========
   Granted..............................   649,000  13.875 - 31.00
   Exercised............................  (180,000)   7.75 - 20.75
   Forfeitures..........................  (178,000)   9.00 - 31.00
                                         ---------
   Outstanding, June 30, 1996........... 3,148,000    7.75 - 31.00   1,103,000
                                                                     =========
   Granted..............................   167,000  10.875 - 16.50
   Exercised............................  (151,000)   7.75 - 13.875
   Forfeitures..........................  (161,000)   9.00 - 28.75
                                         ---------
   Outstanding, December 31, 1996
   (unaudited).......................... 3,003,000    7.75 - 28.75   1,101,000
                                         =========                   =========

  On April 3, 1996, the Board of Directors of the Company approved a repricing of options granted after April 20, 1995. Employees, excluding officers and directors, who were issued stock options subsequent to April 20, 1995 and who were active employees on April 3, 1996, could elect to keep their options to buy common stock at the original grant price or reprice their options to $17.875 per share, the fair market value of the common stock on April 2, 1996. If the employee elected to reprice the employee's options to $17.875 per share, the vesting commencement date was extended by periods ranging from four months to one year.

  On August 16, 1996, the Board of Directors of the Company approved a repricing of options granted after January 20, 1995, and prior to August 16, 1996, with an exercise price exceeding $13.875 per share. Employees, officers and directors holding options granted with an exercise price exceeding $13.875 per share, who were active in their respective positions on August 16, 1996, could elect to keep their options to buy common stock at the original grant price or reprice the holder's options to $13.875 per share, the fair market value of the common stock on August 16, 1996. If the option holder elected to reprice the options to $13.875 per share, the vesting commencement date was extended by periods ranging from one to thirteen months.

  Common stock received through the exercise of non-qualified stock options results in a tax deduction for the Company equivalent to the taxable income recognized by the optionee at time of exercise. For financial reporting purposes, the tax effect of this deduction is accounted for as a credit to additional paid-in capital rather than as a reduction of income tax expense. Such optionee exercise of options resulted in a tax benefit to the Company of $988 and $1,561 for the years ended June 30, 1995 and 1996, respectively.

                      INTEGRATED PROCESS EQUIPMENT CORP.
                               AND SUBSIDIARIES

             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS, CONTINUED
       (in thousands, except percentages, shares and per share amounts)
              (all data as of and for the six month periods ended
                   December 31, 1995 and 1996 is unaudited)


(11) MAJOR CUSTOMERS

  One customer accounted for 17%, 16%, 35%, 35% and 45% of revenue for the fiscal years ended June 30, 1994, 1995 and 1996 and for the six-month periods ended December 31, 1995 and 1996, respectively. Another customer accounted for 45%, 24%, 11% and 11% of revenue for the fiscal years ended June 30, 1994, 1995 and 1996 and for the six-month period ended December 31, 1995, respectively. A third customer accounted for 16% and 12% of revenue for the fiscal year ended June 30, 1995 and for the six month period ended December 31, 1995, respectively.

  Total export sales by geographic region are as follows:

                                                                    SIX MONTHS
                                                                      ENDED
                                            YEARS ENDED JUNE 30,   DECEMBER 31,
                                            --------------------- --------------
                                             1994   1995   1996    1995   1996
                                            ------ ------ ------- ------ -------
                                                                   (UNAUDITED)
   Far East...............................  $7,195 $9,465 $23,738 $7,131 $10,408
   Europe.................................  $4,956 $6,390 $17,472 $7,986 $12,945
   Other..................................  $    6 $   36 $    81 $   53 $    11

(12) INCOME TAXES

  Income tax expense (benefit) is comprised of the following:

                                                            SIX MONTHS ENDED
                                  YEARS ENDED JUNE 30,        DECEMBER 31,
                                 ------------------------  -------------------
                                  1994    1995     1996      1995      1996
                                 ------  ------  --------  --------  ---------
                                                              (UNAUDITED)
   Current:
    Federal....................  $  --   $1,052  $  7,827  $  1,957  $     --
    State......................     --      192     1,249       313        200
    Foreign....................     --       31       --        --         --
                                 ------  ------  --------  --------  ---------
                                    --    1,275     9,076     2,270        200
                                 ------  ------  --------  --------  ---------
   Deferred:
    Federal....................    (700)   (992)  (13,474)  (10,280)   (11,413)
    State......................    (130)   (207)   (2,381)   (1,817)    (2,013)
                                 ------  ------  --------  --------  ---------
                                   (830) (1,199)  (15,855)  (12,097)   (13,426)
                                 ------  ------  --------  --------  ---------
     Income tax expense
     (benefit).................  $ (830) $   76  $ (6,779) $ (9,827) $ (13,226)
                                 ======  ======  ========  ========  =========

  Income tax expense (benefit) is included in the statements of operations as follows:

                                                            SIX MONTHS ENDED
                                  YEARS ENDED JUNE 30,        DECEMBER 31,
                                  -----------------------  -------------------
                                   1994   1995     1996      1995      1996
                                  ------  -----  --------  --------  ---------
                                                              (UNAUDITED)
   Continuing operations......... $ (830) $ 714  $ (6,399) $ (9,448) $  (6,149)
   Discontinued operations.......    --    (638)     (380)     (379)    (7,077)
                                  ------  -----  --------  --------  ---------
                                  $(830)  $  76  $ (6,779) $ (9,827) $ (13,226)
                                  ======  =====  ========  ========  =========

                      INTEGRATED PROCESS EQUIPMENT CORP.
                               AND SUBSIDIARIES

             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS, CONTINUED
       (in thousands, except percentages, shares and per share amounts)
              (all data as of and for the six month periods ended
                   December 31, 1995 and 1996 is unaudited)


  Deferred Income Taxes

  The tax effects of temporary differences that give rise to significant portions of the deferred tax assets, liabilities and the valuation allowance are as follows:

                                                     JUNE 30,
                                                  ---------------  DECEMBER 31,
                                                   1995    1996        1996
                                                  ------  -------  ------------
                                                                   (UNAUDITED)
   Deferred tax assets:
    Warranty reserve............................. $1,160  $ 2,934    $ 2,334
    Inventory reserve............................    961    1,698      1,298
    Vacation accrual.............................    269      463        463
    Research and development credits.............  1,090      158        158
    Allowance for losses on program
    discontinuance...............................    --       --       7,151
    Allowance for losses on discontinued
    operations...................................    --       --       5,120
    Net operating loss and alternative minimum
     tax credit carryforwards....................  7,115    6,763      1,965
    Technology asset.............................    --    14,784     14,577
    Other........................................    225      227        191
                                                  ------  -------    -------
                                                  10,820   27,027     33,257
    Valuation allowance.......................... (1,951)  (1,707)       --
                                                  ------  -------    -------
                                                   8,869   25,320     33,257
                                                  ------  -------    -------
   Deferred tax liabilities:
    Differences between the tax basis and fair
     value of intangibles and fixed assets
     acquired....................................  6,894    5,707        802
    Depreciation differences.....................    540      881        881
    Other........................................    350      382        --
                                                  ------  -------    -------
                                                   7,784    6,970      1,683
                                                  ------  -------    -------
     Net deferred tax asset...................... $1,085  $18,350    $31,574
                                                  ======  =======    =======

  In December 1994, the Company acquired IPEC Clean. IPEC Clean had net operating loss carryovers (NOLs) of approximately $19,000 at the date of acquisition which expire between the years 2000 to 2005. These NOLs may only be used to offset future earnings of IPEC Clean.

  The valuation allowance has been reduced by approximately $2,704 and $244 during the years ended June 30, 1995 and 1996, respectively, and $1,707 during the six-month period ended December 31, 1996. The entire valuation allowance related to deferred tax assets attributable to the acquisition of IPEC Clean. Deferred tax assets and liabilities, primarily net operating loss carryforwards, basis of fixed assets and intangibles acquired and the valuation allowance, were adjusted in the second quarter of fiscal 1997 as a result of discontinued operations. Management believes that it is more likely than not that the results of future operations will generate sufficient taxable income to realize the net deferred tax assets.

                      INTEGRATED PROCESS EQUIPMENT CORP.
                               AND SUBSIDIARIES

             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS, CONTINUED
       (in thousands, except percentages, shares and per share amounts)
              (all data as of and for the six month periods ended
                   December 31, 1995 and 1996 is unaudited)


  Rate Reconciliation

  The effective tax rate on income (loss) from continuing operations before income taxes is different from the federal statutory tax rate. A reconciliation of the Federal statutory income tax rate to the effective income tax rate is as follows:

                                                                 SIX-MONTH
                                                                  PERIOD
                                                                   ENDED
                                          YEAR ENDED JUNE        DECEMBER
                                                30,                 31,
                                         --------------------   -------------
                                         1994    1995   1996    1995    1996
                                         -----   -----  -----   -----   -----
                                                                (UNAUDITED)
Federal income taxes at statutory rate.. (34.0)%  34.0% (34.0)% (34.0)% (34.0)%
State and local taxes...................   --      3.6   (4.2)   (4.0)   (6.7)
Research and development tax credits....   --     (9.5)  (4.4)   (1.5)   (2.8)
Nondeductible expenses, including
purchased research and development and
amortization of goodwill................   --       .6    5.7     1.3     8.0
Reversal of valuation allowance for
deferred tax assets.....................  25.5   (22.6)   --      --      --
Other...................................   --       .6   (3.7)   (1.6)    1.0
                                         -----   -----  -----   -----   -----
 Effective income tax rate..............  (8.5)%   6.7% (40.6)% (39.8)% (34.5)%
                                         =====   =====  =====   =====   =====

(13) COMMITMENTS AND CONTINGENCIES

  The Company is subject to lawsuits and other claims arising in the ordinary course of business. In the opinion of management, based on consultation with legal counsel, the effect of such matters will not have a material adverse effect on the Company's financial position or results of operations.

  The following is a schedule by year of the approximate future minimum lease payments under noncancelable operating leases with terms in excess of one year for the succeeding five years as of June 30, 1996:




     YEARS ENDING JUNE 30,
     --------------------
               1997                      $1,087
               1998                         983
               1999                         673
               2000                         541
               2001                         445
                                         ------
                                         $3,729
                                         ======

  Total rent expense under all operating leases for the years ended June 30, 1994, 1995 and 1996 was $473, $636 and $1,248, respectively.

                      INTEGRATED PROCESS EQUIPMENT CORP.
                               AND SUBSIDIARIES

             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS, CONTINUED
       (in thousands, except percentages, shares and per share amounts)
              (all data as of and for the six month periods ended
                   December 31, 1995 and 1996 is unaudited)


(14) FAIR VALUE OF FINANCIAL INSTRUMENTS

  Statement of Financial Accounting Standards No. 107, "Disclosure about Fair Value of Financial Instruments," requires that the Company disclose estimated fair values for its financial instruments. The following summary presents a description of the methodologies and assumptions used to determine such amounts.

  Limitations

  Fair value estimates are made at a specific point in time and are based on relevant market information and information about the financial instrument; they are subjective in nature and involve uncertainties, matters of judgment and, therefore, cannot be determined with precision. These estimates do not reflect any premium or discount that could result from offering for sale, at one time, the Company's entire holdings of a particular instrument. Changes in assumptions could significantly affect these estimates.

  Since the fair value is estimated as of June 30, 1996, the amounts that will actually be realized or paid at settlement or maturity of the instruments could be significantly different.

  Accounts Receivable, Accounts Payable and Accrued Liabilities

The carrying amount is assumed to be the fair value because of the short-term maturity of these instruments.

  Notes Payable and Long-Term Debt

  The fair value of the Company's notes payable and long-term debt approximate the terms in the marketplace at which they could be replaced. Therefore, the fair value approximates the carrying value of these financial instruments.

(15) RELATED PARTY TRANSACTIONS

  The Company had purchases of raw materials and services of approximately $5,136, $3,455 and $8,814 from companies owned by stockholders of the Company during the years ended June 30, 1994, 1995 and 1996, respectively. The Company had payables related to these purchases of $359 and $934 at June 30, 1995 and 1996, respectively.

  On December 29, 1995, the Company loaned $900 to the Chairman of the Company. The loan bears interest at the prime rate and is due on the earliest to occur of (i) 90 days after the Chairman's ability to sell Company stock without restriction under Section 16 of the Securities Exchange Act or a lockup agreement, (ii) immediately on voluntary termination of employment,
(iii) 90 days after involuntary termination of employment for "cause," or (iv) immediately on the sale of a personal residence. The loan is secured by all of the executive's options to purchase the Company's common stock and shares of common stock. Included in other assets is a receivable of $969 related to this loan at June 30, 1996.

                      INTEGRATED PROCESS EQUIPMENT CORP.
                               AND SUBSIDIARIES

             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS, CONTINUED
       (in thousands, except percentages, shares and per share amounts)
              (all data as of and for the six month periods ended
                   December 31, 1995 and 1996 is unaudited)


(16) SUPPLEMENTAL FINANCIAL INFORMATION

  A summary of additions and deductions related to the allowance for accounts receivable and inventory obsolescence for the years ended June 30, 1994, 1995 and 1996 follows:

                                     BALANCE AT                      BALANCE AT
                                     BEGINNING                         END OF
                                      OF YEAR   ADDITIONS DEDUCTIONS    YEAR
                                     ---------- --------- ---------- ----------
   Allowance for doubtful accounts:
    Year ended June 30, 1994.......    $ --          50     $ --       $   50
    Year ended June 30, 1995.......    $  50      $ --      $ --       $   50
    Year ended June 30, 1996.......    $  50      $  50     $ --       $  100
   Allowances for inventory
    obsolescence:
    Year ended June 30, 1994.......    $ --       1,289     $(551)     $  738
    Year ended June 30, 1995.......    $ 738      $ 247     $ --       $  985
    Year ended June 30, 1996.......    $ 985      $ 718     $(155)     $1,548

(17) SUBSEQUENT EVENTS

  Discontinued Operations

  In the second quarter of fiscal 1997, the Company announced its decision to focus its resources on its manufacturing of CMP and CMP related equipment. As a result of this decision, the Company has adopted a plan for the disposition by sale of IPEC Clean within the next twelve months.

  IPEC Clean has been accounted for as a discontinued operation and, accordingly, its results of operations and financial position are segregated for all periods presented in the accompanying consolidated financial statements. Revenue, related income (losses) and income taxes associated with the discontinued operations are as follows:

                                                                 SIX MONTHS
                                               YEARS ENDED          ENDED
                                                JUNE 30,        DECEMBER 31,
                                             ----------------  ----------------
                                              1995     1996     1995     1996
                                             -------  -------  -------  -------
                                                                 (UNAUDITED)
   Revenue.................................  $13,165  $35,810  $19,016  $ 4,609
                                             -------  -------  -------  -------
   Loss from discontinued operations before
   taxes...................................  $(9,995) $(1,674) $(1,546) $(5,494)
   Income tax benefit......................  $  (638) $  (380) $  (379) $(1,880)
                                             -------  -------  -------  -------
   Loss from discontinued operations, net
   of taxes................................  $(9,357) $(1,294) $(1,167) $(3,614)
                                             =======  =======  =======  =======

  The effective income tax benefit for discontinued operations differs from the Company's effective tax rate primarily as a result of nondeductible amortization of intangible assets.

  The Company recorded a pre-tax charge of $27,187 to write down intangible assets, accounts receivable, inventory, equipment and other assets to estimated net realizable value and to record additional liabilities in the second quarter of fiscal 1997. A charge of $2,960 was also recorded to reflect the estimated phase out costs associated with IPEC Clean. Included in accrued liabilities at December 31, 1996 in the accompanying consolidated balance sheet is $5,460 related to these charges. The tax benefit associated with these charges was $5,197.

                      INTEGRATED PROCESS EQUIPMENT CORP.
                               AND SUBSIDIARIES

             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS, CONTINUED
       (in thousands, except percentages, shares and per share amounts)
              (all data as of and for the six month periods ended
                   December 31, 1995 and 1996 is unaudited)


  The net assets of the discontinued operations have been reclassified in the accompanying consolidated balance sheets as follows:

                                                     JUNE 30,
                                                 -----------------  DECEMBER 31,
                                                   1995     1996        1996
                                                 --------  -------  ------------
                                                                    (UNAUDITED)
   Current assets............................... $ 13,920  $19,234     $9,179
   Property, plant and equipment, net...........    1,343    2,430        372
   Intangible assets............................   13,955   12,911        --
   Other assets.................................      799    2,127        581
   Current liabilities..........................   (6,478)  (6,895)    (6,212)
   Long-term debt...............................     (874)     (88)       --
                                                 --------  -------     ------
                                                 $ 22,665  $29,719     $3,920
                                                 ========  =======     ======

  Program Discontinuance Charge

  In the second quarter of fiscal 1997, the Company recorded a pre-tax nonrecurring charge of $17,601, related to write-downs of inventories of $9,001, write-downs of property, plant and equipment of $4,100 and the accrual of related noncancellable purchase orders of $4,500 related to the discontinuance of the Avanti 672 product development program.

  Series C Convertible Preferred Stock

  The Company completed a $25,000 equity financing in the second quarter of fiscal 1997. The Company sold 100,000 shares of newly issued Series C convertible preferred stock. The Series C convertible preferred stock is convertible into shares of the Company's common stock on or after January 31, 1997 and will automatically convert into common stock on December 31, 2002. At the holder's option, each share of Series C convertible preferred stock is convertible at a premium over an average of the volume weighted average daily market prices of the common stock. The number of shares of common stock to be issued upon conversion will vary based on future stock price movements. On February 25, 1997 all shares of Series C convertible preferred stock converted into 1,283,961 shares of common stock.

  In connection with the issuance of the Series C convertible preferred stock, warrants were issued to acquire up to 476,352 shares of the Company's common stock. These warrants may generally be exercised from and after June 16, 1998 until December 16, 2002 at an exercise price of $24.567 per share.

  Sale/Leaseback

  The Company completed an $18,700 sale/leaseback transaction of its Phoenix manufacturing and administrative facility in the second quarter of fiscal 1997. The Company leased back the facility for an initial fifteen year term with two five year renewal options. Proceeds from the transaction were used to repay a $10,000 term loan with a bank. Annual rental payments will vary but will range between $2,100 and $2,300 over the next five years.

                           PICTURE OF AVANTGAARD 676
                           WAFER PLANARIZATION SYSTEM




                          SCHEMATIC OF AVANTGAARD 676
                           WAFER PLANARIZATION SYSTEM

-------------------------------------------------------------------------------
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 NO DEALER, SALESPERSON OR OTHER PERSON HAS BEEN AUTHORIZED TO GIVE ANY
INFORMATION OR TO MAKE ANY REPRESENTATIONS OTHER THAN THOSE CONTAINED IN THIS PROSPECTUS AND, IF GIVEN OR MADE, SUCH INFORMATION OR REPRESENTATIONS MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED BY THE COMPANY OR ANY OF THE UNDERWRITERS. THIS PROSPECTUS DOES NOT CONSTITUTE AN OFFER TO SELL, OR A SOLICITATION OF AN OFFER TO BUY, TO ANY PERSON IN ANY JURISDICTION IN WHICH SUCH OFFER OR SOLICITATION WOULD BE UNLAWFUL OR TO ANY PERSON TO WHOM IT IS UNLAWFUL. NEITHER THE DELIVERY OF THIS PROSPECTUS NOR ANY OFFER OR SALE MADE HEREUNDER SHALL, UNDER ANY CIRCUMSTANCES, CREATE ANY IMPLICATION THAT THERE
HAS BEEN NO CHANGE IN THE AFFAIRS OF THE COMPANY OR THAT THE INFORMATION CONTAINED HEREIN IS CORRECT AS OF ANY TIME SUBSEQUENT TO THE DATE HEREOF.

                                ---------------

                               TABLE OF CONTENTS

                                                                            PAGE
                                                                            ----
Available Information......................................................   3
Incorporation of Certain Documents By Reference............................   3
Prospectus Summary.........................................................   4
Risk Factors...............................................................   6
Description of Forward Looking Statements..................................  14
Use of Proceeds............................................................  15
Price Range of Common Stock................................................  15
Dividend Policy............................................................  15
Capitalization.............................................................  16
Selected Consolidated Financial Data.......................................  17
Management's Discussion and Analysis of
 Financial Condition and Results of Operations.............................  18
Business...................................................................  26
Management.................................................................  34
Principal Stockholders.....................................................  35
Description of Capital Stock...............................................  37
Underwriting...............................................................  41
Legal Matters..............................................................  42
Experts....................................................................  42
Index to Consolidated Financial Statements................................. F-1

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                               3,000,000 SHARES
                                     LOGO

                                 COMMON STOCK

                                ---------------

                                  PROSPECTUS

                                ---------------

                               Hambrecht & Quist

                         Donaldson, Lufkin & Jenrette
                            Securities Corporation

                      Prudential Securities Incorporated

                                      , 1997

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

                                    PART II
                    INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 14. EXPENSES OF ISSUANCE AND DISTRIBUTION.

  The estimated expenses to be paid by the Registrant in connection with this offering are as follows:

   Securities and Exchange Commission registration fee................ $ 26,202
   National Association of Securities Dealers fee.....................    9,147
   Nasdaq Additional Listing Fee......................................   17,500
   Accounting fees and expenses.......................................  100,000
   Legal fees and expenses............................................  150,000
   Printing expenses..................................................  100,000
   Miscellaneous......................................................   47,151
                                                                       --------
     Total............................................................ $450,000
                                                                       ========

ITEM 15. INDEMNIFICATION OF DIRECTORS AND OFFICERS.

  Section 145 of the Delaware General Corporation Law authorizes a court to award or a corporation's Board of Directors to grant indemnity to directors and officers in terms sufficiently broad to permit such indemnification under certain circumstances for liabilities (including reimbursement for expenses incurred) arising under the Securities Act. The Company's Certificate of Incorporation, as amended, and the Bylaws, as amended, provide for indemnification of its directors, officers, employees and other agents to the maximum extent permitted by the Delaware Corporation law. In addition, the Company has entered into Indemnification Agreements with its officers and directors. The Company also currently maintains an officers' and directors' liability insurance policy which insures, subject to the exclusions and limitations of the policy, officers and directors of the Company against certain liabilities which might be incurred by them solely in such capacities.

  Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers or persons controlling the registrant pursuant to the foregoing provisions, the registrant has been informed that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.

ITEM 16. EXHIBITS.

  The following exhibits are filed herewith or incorporated by reference herein:

 EXHIBIT
 NUMBER                               EXHIBIT TITLE
 -------                              -------------
 1.1*    Form of Underwriting Agreement.
 4.1     Certificate of Incorporation, as amended. Incorporated by reference to
         Exhibit 3.1 to the Company's Annual Report on Form 10-KSB for the
         fiscal year ended June 30, 1993 (File
         No. 0-20470).
 4.2     Amendment of Certificate of Incorporation, effective December 16,
         1993. Incorporated by reference to Exhibit 3.2 to Amendment No. 1, filed on December 30, 1993 ("SB-2 Amendment No. 1") to the
         Registrant's Registration Statement on Form SB-2 (Registration No. 33-
         70962).
 4.3     Amendment of Certificate of Incorporation, effective January 31, 1996.
         Incorporated by reference to Exhibit 3(i).1 to the Company's Quarterly
         Report on Form 10-Q for the quarter ended March 31, 1996.
         By-Laws, as amended. Incorporated by reference to Exhibit 3.3 to SB-2
 4.4     Amendment No. 1.
 4.5     Warrant Purchase Agreement, dated as of October 4, 1996, between the
         Company and Intel Corporation. Incorporated by reference to Exhibit
         10.1 to the Company's Quarterly Report on Form 10-Q filed on November
         14, 1996 for the quarter ended September 30, 1996.

 EXHIBIT
 NUMBER                              EXHIBIT TITLE
 -------                             --------------
  4.6    Subscription Agreement, dated as of December 12, 1996, between the
         Company and Fletcher International Limited. Incorporated by reference to Exhibit 99.1 to the Company's Current Report on Form 8-K for
         reporting date December 16, 1996 and filed on December 30, 1996.
  4.7    Warrant Certificate, dated as of December 16, 1996, issued by the
         Company to Fletcher International Limited. Incorporated by reference to Exhibit 99.1 to the Company's Current Report on Form 8-K for
         reporting date December 16, 1996 and filed on December 30, 1996.
  5.1*   Opinion of Wilson Sonsini Goodrich & Rosati, P.C. regarding the legality of the securities registered.
 23.1*   Consent of KPMG Peat Marwick LLP.
 23.2*   Consent of Richard A. Eisner & Company, LLP.
 23.3*   Consent of Wilson Sonsini Goodrich & Rosati, P.C. (included in Exhibit
         5.1 above)
 24.1*   Power of Attorney (see II-4).

---------------------
*Filed herewith

ITEM 17. UNDERTAKINGS.

  (a) The undersigned Registrant hereby undertakes that, for purposes of determining any liability under the Securities Act, each filing of the Registrant's annual report pursuant to Section 13(a) or Section 15(d) of the Exchange Act that is incorporated by reference in this Amendment shall be deemed to be a new Registration Statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

  (b) Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that in the opinion of the Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

  (c) The undersigned Registrant hereby undertakes:

    (1) For purposes of determining any liability under the Securities Act, the information omitted from the form of Prospectus filed as part of this Registration Statement in reliance upon Rule 430A and contained in a form of Prospectus filed by the Registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this Registration Statement as of the time it was declared effective.

    (2) For the purpose of determining any liability under the Securities Act, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

                                  SIGNATURES

  PURSUANT TO THE REQUIREMENTS OF THE SECURITIES ACT OF 1933, AS AMENDED, THE REGISTRANT HAS DULY CAUSED THIS REGISTRATION STATEMENT TO BE SIGNED ON ITS BEHALF BY THE UNDERSIGNED, THEREUNTO DULY AUTHORIZED:

                                          INTEGRATED PROCESS EQUIPMENT CORP.
                                          a Delaware Corporation

                                          By: /s/ John S. Hodgson
                                          _____________________________________
                                              John S. Hodgson
                                              Vice President, Chief Financial
                                              Officer,
                                              Treasurer and Secretary
                                              (Principal Financial and
                                              Accounting Officer)

                                          Date: March 5, 1997

                               POWER OF ATTORNEY

  KNOW ALL THESE MEN BY THESE PRESENTS, that each of the undersigned does hereby constitute and appoint Sanjeev R. Chitre and John S. Hodgson, or any of them (with full power to each of them to act alone), his true and lawful attorney-in-fact and agent, with full power of substitution, for him and on his behalf to sign, execute and file this Registration Statement and any or all amendments (including, without limitation, post-effective amendments and any amendment or amendments or abbreviated registration statement increasing the amount of securities for which registration is being sought) to this Registration Statement, with all exhibits and any and all documents required to be filed with respect thereto, with the Securities and Exchange Commission or any regulatory authority, granting unto such attorneys-in-fact and agents, and each of them, full power and authority to do and perform each and every act and thing requisite and necessary to be done in and about the premises in order to effectuate the same as fully to all intents and purposes as he might or could do if personally present, hereby ratifying the confirming all that such attorneys-in-fact and agents, or any of them, or their substitute or substitutes, may lawfully do or cause to be done.

  Pursuant to the requirements of the Securities Act of 1933, this the Registration Statement has been signed by the following persons on behalf of the Registrant and in the capacities and on the dates indicated.

             SIGNATURE                           TITLE                    DATE
             ---------                           -----                    ----
      /s/ Sanjeev R. Chitre          Chairman of the Board and       March 5, 1997
____________________________________ Chief Executive Officer
         Sanjeev R. Chitre           (Principal Executive
                                     Officer)

       /s/ John S. Hodgson           Vice President, Chief           March 5, 1997
____________________________________ Financial Officer, Treasurer
          John S. Hodgson            and Secretary (Principal
                                     Financial and Accounting
                                     Officer)

      /s/ Harold C. Baldauf          Director                        March 5, 1997
____________________________________
         Harold C. Baldauf

      /s/ William J. Freschi         Director                        March 5, 1997
____________________________________
         William J. Freschi

         /s/ Kenneth Levy            Director                        March 5, 1997
____________________________________
            Kenneth Levy

      /s/ Roger D. McDaniel          Director                        March 5, 1997
____________________________________
         Roger D. McDaniel

                                 EXHIBIT INDEX

 EXHIBIT
 NUMBER                               EXHIBIT TITLE
 -------                              -------------
  1.1*   Form of Underwriting Agreement.
  4.1    Certificate of Incorporation, as amended. Incorporated by reference to
         Exhibit 3.1 to the Company's Annual Report on Form 10-KSB for the
         fiscal year ended June 30, 1993 (File No. 0-20470).
  4.2    Amendment of Certificate of Incorporation, effective December 16,
         1993. Incorporated by reference to Exhibit 3.2 to Amendment No. 1, filed on December 30, 1993 ("SB-2 Amendment No. 1") to the
         Registrant's Registration Statement on Form SB-2 (Registration No. 33-
         70962).
  4.3    Amendment of Certificate of Incorporation, effective January 31, 1996.
         Incorporated by reference to Exhibit 3(i).1 to the Company's Quarterly
         Report on Form 10-Q for the quarter ended March 31, 1996.
         By-Laws, as amended. Incorporated by reference to Exhibit 3.3 to SB-2
  4.4    Amendment No. 1.
  4.5    Warrant Purchase Agreement, dated as of October 4, 1996, between the
         Company and Intel Corporation. Incorporated by reference to Exhibit
         10.1 to the Company's Quarterly Report on Form 10-Q filed on November
         14, 1996 for the quarter ended September 30, 1996.
  4.6    Subscription Agreement, dated as of December 12, 1996, between the
         Company and Fletcher International Limited. Incorporated by reference to Exhibit 99.1 to the Company's Current Report on Form 8-K for
         reporting date December 16, 1996 and filed on December 30, 1996.
  4.7    Warrant Certificate, dated as of December 16, 1996, issued by the
         Company to Fletcher International Limited. Incorporated by reference to Exhibit 99.1 to the Company's Current Report on Form 8-K for
         reporting date December 16, 1996 and filed on December 30, 1996.
  5.1*   Opinion of Wilson Sonsini Goodrich & Rosati, P.C. regarding the legality of the securities registered.
 23.1*   Consent of KPMG Peat Marwick LLP.
 23.2*   Consent of Richard A. Eisner & Company, LLP.
 23.3*   Consent of Wilson Sonsini Goodrich & Rosati, P.C. (included in Exhibit
         5.1 above)
 24.1*   Power of Attorney (see II-4).

---------------------
*Filed herewith